As filed with the Securities and Exchange Commission on March 22, 2023

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

SEZZLE INC.

(Exact name of registrant as specified in its charter)

Delaware	7389	81-0971660
(State or jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification No.)

251 N 1st Ave, Suite 200

Minneapolis, MN 5540

Telephone: (651) 504 5294

(Address, including Zip Code, and Telephone Number,

including Area Code, of Registrant’s Principal Executive Offices)

Copy to:

Jack Cohen, Esq.

General Counsel

Sezzle Inc.

251 N 1st Ave, Suite 200

Minneapolis, MN 55401

Telephone: (651) 504 5294

(Name, Address, Including Zip Code, and
Telephone Number, Including Area Code, of Agent for Service)

Bradley Pederson, Esq. Maslon LLP 3300 Wells Fargo Center 90 South Seventh Street Minneapolis, Minnesota 55402 Telephone: (612) 672-8200 Fax: (612) 672-8341

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of the registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of  “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act. ☐

The information in this prospectus is not complete and may be changed. The Registered Stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is prohibited.

SUBJECT TO COMPLETION DATED MARCH 22, 2023

PRELIMINARY PROSPECTUS

SEZZLE INC.

Common Stock

117,160,590 Shares

This prospectus relates to the proposed resale or other disposition from time to time of up to 117,160,590 shares of common stock, $0.00001 par value per share, of Sezzle Inc. (the “Company”), by the Registered Stockholders identified in this prospectus. We are not selling any shares of common stock under this prospectus and will not receive any of the proceeds from the sale or other disposition of common stock by the Registered Stockholders.

The Registered Stockholders or their pledgees, assignees or successors-in-interest may offer and sell or otherwise dispose of the shares of common stock described in this prospectus from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices. The Registered Stockholders will bear all commissions and discounts, if any, attributable to the sales of such shares. We will bear all other costs, expenses and fees in connection with the registration of the such shares. See “Plan of Distribution” beginning on page 98 for more information about how the Registered Stockholders may sell or dispose of its shares of common stock.

Our common stock is publicly traded on the Australian Securities Exchange, or the ASX, under the ticker “SZL” in the form of CHESS Depositary Interests, or CDIs. CDIs are units of beneficial ownership in shares of our common stock that are held in trust for CDI holders by CHESS Depositary Nominees Pty Limited, or CDN, a subsidiary of ASX Limited, the company that operates the ASX. The CDIs entitle holders to dividends, if any, and other rights economically equivalent to shares of our common stock on a 1-for-1 basis. CDN, as the stockholder of record, will vote the underlying shares in accordance with the directions of the CDI holders from time to time. In addition, holders of CDIs have the right to attend stockholders’ meetings. The CDIs are also convertible at the option of the holders into shares of our common stock on a 1-for-1 basis, such that for every CDI converted, a holder will receive one share of common stock. On March 20, 2023, the last reported per share price of our CDIs on the ASX was A$0.555 (US$0.39) per share.

In addition to the CDIs trading on the ASX, we have applied to list our common stock on the Nasdaq Global Market under the symbol “SZL.” We expect our common stock to begin trading on or about ______, 2023. The listing of our common stock on the Nasdaq Global Market without underwriters is a novel method for commencing public trading in shares of our common stock outside of the ASX and, consequently, the trading volume and price of shares of our common stock may be more volatile than if shares of our common stock were initially listed in connection with an underwritten initial public offering on the Nasdaq Global Market. There can be no guarantee that we will successfully list our common stock on the Nasdaq Global Market.

We are an “emerging growth company” as defined under the federal securities laws and have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings. See “Prospectus Summary — Implications of Being an Emerging Growth Company.”

Investing in our common stock involves a high degree of risk. Before making any investment in these securities, you should read and carefully consider the risks described in this prospectus under “Risk Factors” beginning on page 17 of this prospectus. We are a “smaller reporting company” under applicable law and are subject to reduced public company reporting requirements.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is _____________, 2023.

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ABOUT THIS PROSPECTUS

Unless otherwise stated or the context otherwise requires, the terms “we,” “us,” “our,” “SZL” and the “Company” refer to Sezzle Inc. and its subsidiaries.

This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission (the “SEC”), pursuant to which the Registered Stockholders may, from time to time, offer and sell or otherwise dispose of the securities covered by this prospectus.

This prospectus is part of a registration statement on Form S-1 that we filed with the SEC using a “shelf” registration or continuous offering process. Under this process, the Registered Stockholders may, from time to time, sell the common stock covered by this prospectus in the manner described in the section titled “Plan of Distribution.” Additionally, we may provide a prospectus supplement to add information to, or update or change information contained in, this prospectus, including the section titled “Plan of Distribution.” You may obtain this information without charge by following the instructions under the section titled “Where You Can Find Additional Information” appearing elsewhere in this prospectus. You should read this prospectus and any prospectus supplement before deciding to invest in our common stock.

You should not assume that the information contained in this prospectus is accurate on any date subsequent to the date set forth on the front cover of this prospectus, even though this prospectus is delivered or securities are sold or otherwise disposed of on a later date. It is important for you to read and consider all information contained in this prospectus in making your investment decision. You should also read and consider the information in the documents to which we have referred you under the captions “Where You Can Find More Information” in this prospectus.

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. See “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

Neither we nor the Registered Stockholders have authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus or contained in any free writing prospectus. You should not rely upon any information or representation not contained in this prospectus or contained in any free writing prospectus. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any of our securities other than the securities covered hereby, nor does this prospectus constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. For investors outside the United States: Neither we nor any of the Registered Stockholders have done anything that would permit the use or possession or distribution of this prospectus or any related free writing prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock by the Registered Stockholders and the distribution of this prospectus outside the United States.

We further note that the representations, warranties and covenants made in any agreement that is filed as an exhibit to the registration statement that includes this prospectus were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty or covenant to you. Moreover, such representations, warranties or covenants were accurate only as of the date when made. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.

Industry and Market Data

This prospectus includes estimates regarding market and industry data and forecasts, which are based on publicly available information, industry publications and surveys, reports from government agencies and our own estimates based on our management’s knowledge of, and experience in, the industry and markets in which we compete. In presenting this information, we have made certain assumptions that we believe to be reasonable based on such data and other similar sources, and on our knowledge of, and our experience to date in, the markets for our products. Market data is subject to change and may be limited by the availability of raw data, the voluntary nature of the data gathering process and other limitations inherent in any statistical survey of market data. This data involves a number of assumptions and limitations which are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates. In addition, customer preferences are subject to change. Accordingly, you are cautioned not to place undue reliance on such market data. References herein to our being a leader in a market refer to our belief that we have a leading market share position in such specified market based on sales, unless the context otherwise requires.

Trademarks

This prospectus contains references to our trademarks and service marks and to those belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by any other companies.

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PROSPECTUS SUMMARY

This summary contains basic information about us and the offering contained elsewhere in this prospectus. Because it is a summary, it does not contain all the information that you should consider before investing in our common stock. You should read and carefully consider the entire prospectus before making an investment decision, especially the information presented under the headings “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our consolidated financial statements and the accompanying notes included elsewhere in this prospectus in its entirety before you decide whether to purchase any securities offered by this prospectus.

Company Overview

Our Company

We are a purpose-driven payments company that is on a mission to financially empower the next generation. Launched in 2017, we have built a digital payments platform that allows merchants to offer their consumers a flexible alternative to traditional credit. As of December 31, 2022, our platform supports the business growth of 42 thousand Active Merchants while serving approximately 2.9 million Active Consumers. Through our products, we aim to enable consumers to take control over their spending, be more responsible, and gain access to financial freedom. Our vision is to create a digital ecosystem benefiting all of our stakeholders— merchants, partners, consumers, employees, communities, and investors—while continuing to drive ethical growth.

We launched Sezzle amid a backdrop in which digitally-enabled shopping began to claim a larger share of the retail sector and younger generations (i.e., Gen Z and Millennials) started to demonstrate a need for credit. Gen Z and Millennial consumers, which we define as individuals currently between ages 18–26 and 27–45, respectively, use credit cards less frequently relative to other generations and, in many cases, lack access to traditional credit. These same consumers are tech-savvy, gravitating towards modern, streamlined commerce solutions whether online or in-person. We believe that our platform addresses the shortcomings in legacy payment offerings faced by consumers by providing a flexible, secure, omnichannel alternative, with the structural benefit of “creditizing” traditional debit products. The technology solutions we have designed specifically align with our ethos of helping the next generation pave their way forward financially.

We believe our multi-stakeholder approach gives us a competitive advantage and positions our company for success. Stakeholders want to be affiliated with a purpose-driven partner and, to that extent, we elected to become a Delaware public benefit corporation in June 2020. Public benefit corporations are for-profit corporations intended to produce a public benefit and operate in a responsible and sustainable manner. Under Delaware law, public benefit corporations must identify in their certificate of incorporation the public benefit or benefits they will promote, and their directors have a duty to manage the affairs of the corporation in a manner that balances the pecuniary interests of the stockholders, the best interests of those materially affected by the corporation’s conduct and the specific public benefit or public benefits identified in the public benefit corporation’s certificate of incorporation. Being a public benefit corporation offers advantages, including:

●	public benefit corporation status is a clear differentiator in an increasingly growing, and sometimes crowded, industry;

●	we are more likely to become an employer of choice as the younger workforce increasingly seek employment from companies which align with their ethical values;

●	further opportunities to conduct business with brands that also care about sustainability;

●	the potential to expand our consumer base due to conscious consumers;

●	added credibility to our mission statement and potential to grow capital through impact investing; and

●	further opportunities for positive public relations and marketing.

Additionally, on March 22, 2021, we became a certified B Corporation by B Lab, an independent non-profit organization, joining a movement of innovative, socially-conscious brands. In order to be designated as a Certified B Corporation, we were required to undertake a comprehensive and objective assessment of our environmental and social standards for transparency, accountability and commitment to improved performance. Our actions are part of a movement of innovative brands around the world intent on advancing environmental, social, and economic causes. To maintain our status as a certified B Corporation, we must satisfy re-certification requirements every three years. Our status as a B Corporation aligns with our mission to achieve growth, profitability, and returns for our investors while continuing to do right by our surrounding communities and our full set of stakeholders.

We primarily operate in the United States and Canada, and are currently winding down and exiting operations in India, Brazil, and certain countries in Europe.

Our Products

Sezzle Platform

At its core, the Sezzle Platform is a payments solution that instantly extends credit at point-of-sale, allowing consumers to purchase and receive the ordered merchandise at the time of sale and effectively split the payment for the purchase over four equal, interest-free payments over six weeks.

Our platform is integrated into merchants’ websites via our direct Application Programming Interface, and we provide technical support and onboarding services as part of the integration process. We are able to rapidly onboard merchants through an increasingly automated “merchant underwriting process”, and once integrated, merchants can immediately promote Sezzle to their shoppers on product and cart pages to start improving sales conversion. The Sezzle Platform is presented alongside other payment options on the merchant’s “Checkout” page. Consumers then select Sezzle as their payment option and create an account if they are a first-time user with Sezzle in a streamlined process that keeps consumers engaged throughout checkout.

The Sezzle Platform reviews the transaction and consumer profile in real-time and, if approved, quickly confirms the transaction for the merchant and consumer. Once approved, consumers are granted an initial spending limit. Further, our approval engine has a “counteroffer” function, which analyzes above-limit purchase attempts and provides alternative terms so that the consumer is not denied outright. Upon approval, the merchant ships the item(s) and receives payment, just as if the consumer had paid in cash or used a traditional credit or debit card, and the merchant pays us in the form of a merchant processing fee, which is subtracted from the sales price when we pay the merchant.

The Sezzle Platform is completely free to consumers who pay on time and use a bank account to make their installment payments, excluding their first payment. In order to complete their installment payments, consumers will receive a notification via email, SMS, or the Sezzle iOS or Android app two days prior to the date the installment payment is automatically debited by the Sezzle Platform. The consumer is also able to review and manage their Sezzle account via the Sezzle Platform’s online dashboard. From the dashboard, consumers are able to reschedule a payment without charge the first time, and can subsequently reschedule a payment up to two additional times for a small fee, subject to state jurisdiction. Consumers who fail to pay for their purchases on time may incur an account reactivation fee, which requires the settlement of an outstanding balance (including the reactivation fee) before they may use our platform again in the future. We typically do not report delinquent core Sezzle accounts to any credit bureaus or collection agencies, unless the consumer has elected to participate in Sezzle Up (as discussed below). As a result, consumer behavior on the core Sezzle Platform has no impact to a consumer’s credit score.

Consumers have the option to opt-in to our free Sezzle Rewards program, in which they earn reward points when making payments on their installments. These reward points can be used to redeem Sezzle Spend, which are credits issued to consumer accounts and can be applied to orders made on the Sezzle Platform.

Sezzle Up

We were an early, if not the first, mover among digital payments platforms that offer a credit-building solution to consumers. In partnership with TransUnion, we engineered Sezzle Up—an upgraded version of the core Sezzle experience that supports consumers in building their credit scores by permitting us to report their payment histories to credit bureaus. As these consumers pay on time, their credit scores and spending limits on the Sezzle Platform can increase. In order to qualify for Sezzle Up, existing Sezzle users who elect to participate must connect a bank account and pay off one order on time. As a condition to joining Sezzle Up, consumers commit to complete installment payments over the Automated Clearing House (“ACH”) network instead of over a card network. Consumers’ initial down payments are still completed over a card network. Using the ACH network benefits us by typically reducing processing fees and, in turn, lowering our transaction costs.

Sezzle Premium

In 2022, we launched the beta version of Sezzle Premium—a paid subscription service for our consumers to access large, non-integrated “premium merchants” for a monthly or annual fee. Besides being able to use Sezzle online or in-store at these premium merchants, consumers enrolled in Sezzle Premium also gain access to several other benefits, including one additional free reschedule per order and earning double the amount of rewards points on orders. Despite being in beta, Sezzle Premium has over 132,000 active subscribers as of February 22, 2023.

Sezzle Virtual Card

Other parts of our product suite and proprietary merchant interface are specifically designed to streamline the merchant experience. Our virtual card solution bolsters our omnichannel offering and provides a rapid-installation, point-of-sale option for brick-and-mortar retailers through its compatibility with Apple Pay and Google Pay. With our virtual card solution, consumers can enjoy in-store shopping with the convenience of immediately tapping into the Sezzle Platform with the “tap” of their virtual card at the point-of-sale.

Alternative Installment Options

With a select number of enterprise merchants, we offer customized installment terms that differ from our traditional four payment, six week terms. Examples of these alternative terms include a four payment, three month product and a six payment, five month product. We offer these special products to merchants at our discretion in situations where alternative terms would provide additional value to the consumer and merchant.

In addition, we began offering a “pay-in-full” option to consumers at certain merchants beginning in 2022. This option allows consumers to pay for the full value of their order up-front through the Sezzle Platform without the extension of credit. We believe this provides value for both new and existing consumers on the Sezzle Platform. For new consumers that apply for credit and may be denied, this allows them to complete their order through our platform without the need to re-enter any payment information. For existing consumers with payment information already saved, pay-in-full allows an express checkout option in instances where the consumer may not want to enter into a new installment plan.

We continue to evaluate additional alternative installments options that may provide additional value to consumers and merchants. Currently, we are developing and testing a shorter-term two payment, two week installment option to roll out at a future date.

Long-Term Lending

Through partnerships with third-party lenders, we offer our consumers at participating merchants access to interest-bearing monthly fixed-rate installment-loan products for larger-ticket items, which extend up to 60 months. We earn a fee from our lending partners for marketing and referring the potential consumers to them, and for processing applications and the use of our decision engine; however, we do not make final credit decisions or originate or hold the loans in our portfolio, which limits our capital needs and credit risk. We believe providing consumers access to long-term options has the potential to enhance our relationship with both merchants and consumers, while generating an attractive fee stream with no capital requirements or credit risk for us, and complementing our existing short-term, interest-free offering.

Product Innovation

Outside of our current suite of product offerings, we continuously strategize on new products that would complement our platform and current product offerings and add additional value for our stakeholders. As part of our next round of initiatives in product innovation, we are currently in the early stages of developing a “Sezzle Pay Anywhere Card” program.

Our Merchants

We offer a unique and user-friendly platform to our merchants. Our easy integration and seamless onboarding allows most merchants to go live on our platform within one day of activation to quickly realize the benefits of partnering with Sezzle. Our merchants benefit from our platform’s network effects through increased access to a deep and growing pool of consumers equipped with our flexible payment product, who would otherwise not be able to finance a transaction. Additionally, we believe that merchants benefit from associating with an innovative, B Corporation certified payments company which shares their consumers’ values across environmental, social, and economic causes. Our merchant segments are small-to-medium sized businesses (“SMBs”), mid-market merchants, and enterprise merchants, and span numerous categories with apparel and accessories; outdoors, sporting goods, and activities; and beauty and cosmetics representing the top three categories by UMS during 2022.

We also provide our merchants with a toolkit to grow their businesses, which we believe is unmatched among digital payments platforms. Our merchants gain access to our marketing efforts that begin with a launch campaign to introduce new brands to Sezzle consumers, and then follow with bi-weekly promotional support, quarterly “mega campaigns” that promote participating merchants with added incentives, and initiatives that enable consumers to “shop their values.” In addition, we provide select merchants with incentives to grow their sales and introduce Sezzle into new merchant categories through initiatives such as Sezzle Spend and co-branded marketing.

We offer a powerful value proposition to our merchant partners, evidenced by the fact that over 90% of our merchant additions are derived from inbound inquiries. The continued expansion of our platform should continue to enhance the benefits for our merchants. Our integration into scaled e-commerce platforms is expected to give more merchants the opportunity to seamlessly offer Sezzle as a payment option at checkout. Other products on the Sezzle Platform, such as long-term lending and alternative installment options, further adds to the value of our platform for merchants. This all occurs without any credit risk being transferred to the merchant.

SMBs

SMBs, which we define as merchants with UMS of less than $10 million per year, have historically comprised the largest segment of our merchant base. Our fast, easy application process makes onboarding simple, and our user-friendly merchant interface streamlines the integration process. Through Sezzle, these merchants are able to offer their consumers an optimized, effortless checkout process that enables them to complete sales.

Mid-Market Merchants

We are increasing our focus on mid-market merchants, which we define as merchants with UMS of between $10 million and $50 million per year. Mid-market merchants generally comprise a diverse array of growing “direct-to consumer” brands that are online-first and seek to connect with consumers without the use of secondary retailers, which naturally fits within our core offering. As we build out a larger consumer base, we believe we also enhance our value proposition to this segment by driving increased traffic toward brands that may not otherwise gain exposure through traditional retail channels by creating marketing campaigns designed to increase consumer exposure.

Enterprise Merchants

An ongoing major initiative is greater engagement with enterprise merchants, which we define as merchants with over $50 million in UMS per year. The core Sezzle product helps these merchants to facilitate a sale by providing access to credit for a consumer who has limited-to-no credit history. Without our payments platform, the consumer that lacks credit history may be rejected after applying for the store’s private label or co-brand credit card, which could tarnish the consumer’s view of that retailer’s brand. Importantly, we are not competing with a large retailer’s card offering. Instead, we work collaboratively with these retailers to drive sales, and over time, serve as a lead generator to consumers who are ready to graduate to the retailer’s card program. Our value proposition and engagement strategy have resonated with enterprise merchants.

Merchant Concentration

For the year ended December 31, 2022, approximately 14% of total income was driven by one merchant. For the year ended December 31, 2021, there were no merchants that exceeded 10% of total income. The concentration of a significant portion of our business and transaction volume with a limited number of scaled e-commerce platforms exposes us disproportionately to any of those partners choosing to no longer partner with us or choosing to partner with a competitor, and to any events, circumstances, or risks affecting such partners. In addition, a material modification in the financial operations of any significant scaled e-commerce partner could affect the results of our operations, financial condition, and future prospects.

Our Consumers

Sezzle focuses on a young consumer base that is tech-savvy, socially-minded, and expects brands to possess ethical and social principles. As of December 31, 2022, 76.4% of our consumers are comprised of members of the Gen Z (18-26) and Millennial (27-45) generations which are generally early in their credit journey. For many of these consumers, we believe Sezzle has provided a way to improve financial responsibility—not only through enhanced budgeting and payments capabilities, but also through an opportunity to build credit history and develop a sense of financial empowerment with the Sezzle Up platform.

Source: Internal data based on orders placed during 2022 (Gen Z (18-26), Millennials (27-45), Gen X (46-57), Baby Boomers (58-76), and Silent (77 and greater)).

Gen Z and Millennial consumers use credit cards less frequently relative to other generations, and in many cases lack access to traditional credit. As a result, they tend to have fewer viable options for budgeting, achieving financial flexibility, and building credit history. Consumers in these generations also tend to transact frequently across e-commerce and brick-and-mortar retail, but spend less on average per transaction than older generations. In doing so, these consumers prefer to avoid loans that are not transparent or require payments that are not affordable. Sezzle’s core product provides these younger generations, who are newer to credit and are likely to move up the FICO score spectrum as they grow older and transact more often, with a unique solution to these payment challenges. In addition, consumers benefit from our platform’s network effects. As our platform grows and we establish more merchant partnerships, our consumers enjoy a wider variety of shopping options.

Our Employees

Our success to date would not be possible without our dedicated people, who we believe are our greatest asset. Bringing together a team of highly-skilled engineering, product, marketing and business development professionals is imperative to executing on our strategy. We do this by creating an inclusive, team-centric culture in which doing the right thing is celebrated. As of December 31, 2022, we had 290 employees (which includes approximately 250 full-time employees) working at Sezzle.

We are committed to fostering a diverse work environment of driven employees who believe in our mission. To this extent, our People Operations team works to create and execute sustainable hiring practices that span a diverse array of recruiting pipelines to find the best people for Sezzle. Additionally, our People Operations team continuously monitors and assesses key diversity, equity, and inclusion metrics to identify and refine processes.

For existing employees, or “Sezzlers”, we focus on developing an inclusive and fun culture with many opportunities for career and personal development to reward and retain our talented people. We have a diversity, equity, and inclusion group to ensure communication throughout the organization on issues impacting minorities, which also offers leadership opportunities to Sezzlers at any level of the organization. Despite all our Sezzlers having the option to work remotely, we also hold various company and community activities throughout the year to continue building a fun, team-centric culture.

Our Business Model

Revenue

We have built a sustainable, transparent business model in which our success is aligned with the financial success of our merchants and consumers. The Sezzle Platform is completely free to consumers who pay on time and use a bank account to make their installment payments, excluding their first payment. We make most of our revenue from merchant processing fees, which are based on a percentage of UMS plus a fixed fee per transaction. We pay our merchants for the transaction value upfront, net of the merchant fees owed to Sezzle, and assume all costs associated with consumer payments processing and credit risk. Merchant processing fees comprised 74% and 81% of our total revenues for the years ended December 31, 2022 and 2021, respectively.

A smaller portion of our revenue is derived from our consumers. We do not charge our consumers any interest, finance charges, or initiation fees, and are not incentivized to profit from our consumers’ errors or financial adversity. Any consumer-based revenue that we earn is either from fees that we charge to reactivate an account following a failed payment and when consumers elect to reschedule a payment, or subscription revenue when consumers enroll in Sezzle Premium. Consumers who correct a failed payment within 48 hours after the failed payment have their account reactivation fees waived, and are not allowed to make any new purchases with us until any past-due principal and fees are paid. Additionally, consumers are able to reschedule a payment without charge the first time, and can subsequently reschedule a payment up to two additional times for a small fee, subject to state jurisdiction. We allow qualifying consumers to have fees waived under our hardship and fee forgiveness program.

Other sources of our revenue include partners and affiliates, including our long-term lending partners. For our long-term financing product where we take no balance sheet or credit risk, we charge a platform fee to our financial partners, which is a fixed percentage of UMS on a monthly basis. We also share a negotiated percentage of the merchant discount revenue with our financial partners. This amount may vary based on our partner and the volume of UMS. Our financial partners earns interest from consumers through this product, but we do not earn any interest or take any credit risk.

Credit Risk

A critical component of our business model is the ability to effectively manage the repayment risk inherent in allowing consumers to pay over time. To that end, a team of Sezzle engineers and risk specialists oversee our proprietary systems, identify transactions with elevated risk of fraud, assess the credit risk of the consumer and assign appropriate spending limits, and manage the ultimate receipt of funds. Further, we believe repayment risk is more limited relative to other traditional forms of unsecured consumer credit because consumers primarily settle 25% of the purchase value upfront. Additionally, ongoing user interactions allow us to continuously refine and enhance the effectiveness of these platform tools through machine learning.

Funding Our Operations

We have created an efficient funding strategy which has allowed us to scale our business and drive rapid growth. We have existing access to revolving credit facilities. Additionally, we pay merchants a fixed interest rate if they elect not to receive transaction proceeds upfront and instead leave their deposits in their merchant account.

Our products are entirely funded through our $100 million revolving credit facility and merchant account payables. The high-velocity with which we are able to recycle capital due to the short-term nature of our products has a multiplier effect on our committed capital. We do not currently require equity to directly fund product growth.

Our Competition

We operate in a highly competitive and dynamic industry. Our product offerings face competition from a variety of players, including those who enable transactions and commerce via digital payments. The point-of-sale financing market in which we operate includes several types of products. For example, consumers may make purchases with credit cards that have revolving balances and some of these products offer promotional terms, such as an introductory rate or deferred interest. In addition to traditional credit card products, some revolving balance products do not issue plastic credit cards to consumers (e.g., PayPal Credit). BNPL products, such as the Sezzle Platform, facilitate consumer purchases from retail merchants on installment plans. Credit card providers also offer products that allow consumers to pay for purchases made with their credit cards in installments rather than as a revolving balance (e.g., American Express and J.P. Morgan Chase). Visa and Mastercard, the major payments networks, have also introduced technology that facilitates this functionality.

We consider our main competitors to be other BNPL service providers. In the U.S. market, this includes Affirm, Afterpay (a subsidary of Block), Klarna, PayPal’s Pay in 4, and Zip (formerly QuadPay). In addition, PayBright by Affirm and Afterpay operate in the Canadian market. In July 2021, Apple announced its intention (as yet not launched to the general public) to provide a BNPL platform to its consumers called “Apple Pay Later.” We aim to differentiate our business to consumers by providing a product that is more simple, accessible, and consumer friendly than our competitors. This includes offering our product to consumers with little-to-no credit history, allowing consumers to shift their repayment schedule once per order for free, and waiving account reactivation fees when the consumer corrects a failed payment within 48 hours or qualifies for our hardship program. See “Risks Related to Our Industry - We operate in a highly competitive industry, and our inability to compete successfully would materially and adversely affect our business, results of operations, financial condition, and prospects” for further discussion about competition risks.

We face intense competitive pressure on the fees we charge our merchants, particularly our enterprise merchants. To stay competitive, we may need to adjust our pricing, offer incentives, enter new market segments, adapt to regulatory changes, or expand the use and functionality of our platform—all of which impact our growth and profitability. We have entered into merchant agreements that require us to make marketing, incentive or other payments to the merchant over the term of the agreement. If we are unable to fulfill our obligations under these merchant agreements, including any payments we have agreed to make with merchants, the merchant may terminate or not renew such agreement.

Our Intellectual Property

Our business depends on our ability to commercially exploit our technology and intellectual property rights, including our technological systems and data processing algorithms. We rely on laws in the United States, Canada and other countries relating to trade secrets, copyright, and trademarks to assist in protecting our proprietary rights. Our core intellectual property asset is the Sezzle Platform and the accumulation of transaction data, rules, and consumer insights generated from consumers using the Sezzle Platform, including the proprietary fraud and risk detection systems.

We developed our proprietary fraud and risk detection systems by creating valuable intellectual property that enables us to improve our products. The Sezzle Fraud Detection System was developed by our data sciences team, which utilizes numerous data points from a transaction to identify the likelihood of a fraudulent attempt. Consumer interactions with the Sezzle Platform are recorded and analyzed along with data points on the consumer and order itself. This data passes through the Sezzle Fraud Detection System, which scores the likelihood of the transaction being fraudulent. The Sezzle Underwriting Engine then assigns a score to each new consumer that passes through the Sezzle Fraud Detection System. Based on data obtained from traditional and non-traditional sources, along with the order data and retailer data, we assign varying initial spending limits for our shoppers. As consumers use the Sezzle Platform, our system learns from the behavior of the individual consumers and adapts the consumer’s limit to the appropriate level based on the consumer’s success level within the Sezzle Platform.

We do not currently have any issued patents, but continue to consider the most effective methods of protecting our intellectual property. We currently hold registered trademarks in the United States, the UK, the European Union, and India, and we have pending trademark applications in Canada and Brazil. However, continued operations within our existing markets and expansion into new markets risks conflicts with unrelated companies who may own registered trademarks for and/or otherwise use a similar name. See “Other Risks Related to Our Business – Our efforts to protect our intellectual property rights may not be sufficient.”

Our Regulatory Environment

Overview

Various aspects of our business and services are subject to U.S. federal, state, and local regulation, as well as regulation outside the United States including Canada. Certain of our services also are subject to rules promulgated by various card networks and other authorities, as more fully described below. These descriptions are not exhaustive, and these laws, regulations and rules frequently change and are increasing in number.

BNPL and Consumer Protection Regulation

The BNPL segment of the point-of-sale financing market in which we operate is a developing field. There has recently been an increased focus and scrutiny by regulators in various jurisdictions, including the United States and Canada, with respect to BNPL arrangements. We may become subject to additional legal or regulatory requirements if laws or regulations or the interpretation of such laws and regulations change in the future or industry standards for BNPL arrangements change in the future.

United States

In the United States, we are required to comply with the applicable provisions of the Truth-in-Lending Act and Regulation Z promulgated thereunder, which require certain disclosures to consumers regarding the terms and conditions of their loans and credit transactions and impose requirements on credit accessed through credit cards, Section 5 of the FTCA, which prohibits unfair and deceptive acts or practices (“UDAP”) in or affecting commerce, and analogous provisions in each state; the Consumer Financial Protections Act, which prohibits unfair, deceptive or abusive acts or practices (“UDAAP”) in connection with consumer financial products and services; the Equal Credit Opportunity Act and Regulation B promulgated thereunder, which prohibit creditors from discriminating against credit applicants on the basis of race, color, sex, age, religion, national origin, marital status, the fact that all or part of the applicant’s income derives from any public assistance program, or the fact that the applicant has in good faith exercised any right under the Federal Consumer Credit Protection Act or applicable state law; the Fair Credit Reporting Act (“FCRA”), which promotes the accuracy, fairness, and privacy of information in the files of consumer reporting agencies; the Fair Debt Collection Practices Act (the “FDCPA”), which provides guidelines and limitations concerning the conduct of third-party debt collectors in connection with the collection of consumer debts; and the and the Telephone Consumer Protection Act (the “TCPA”), which regulates the use of telephone and texting technology to contact customers.

We are also subject to the Holder in Due Course Rule of the Federal Trade Commission (“FTC”), and equivalent state laws, which requires any holder of a consumer credit contract to include a required notice and become subject to all claims and defenses that a borrower could assert against the seller of goods or services; the Electronic Fund Transfer Act, which provides disclosure requirements, guidelines, and restrictions on the electronic transfer of funds from consumers’ bank accounts; the Electronic Signatures in Global and National Commerce Act and similar state laws, which authorize the creation of legally binding and enforceable agreements utilizing electronic records and signatures; the Military Lending Act and similar state laws, which provide obligations and prohibitions relating to loans made to servicemembers and their dependents; and the Servicemembers Civil Relief Act, which allows active duty military members to suspend or postpone certain civil obligations.

We possess certain state lending licenses, and we continuously evaluate whether others are required, which subject us to supervisory oversight from these state license authorities and periodic examinations. The loans we may originate on our platform pursuant to these state licenses are subject to state licensing and interest rate fee restrictions, as well as numerous state requirements regarding consumer protection, interest rate, disclosure, prohibitions on certain activities, and loan term lengths. Our business may become subject to licensing requirements in states in which we currently do not hold licenses. For instance, in certain states we are currently not required to obtain a lending license because our extensions of credit in those states are structured as retail installment transactions. We continue to monitor state licensing regulations and how they may apply to our business, and may be required in the future to apply for additional state licenses, including states in which our loans are structured as retail installment transactions.

Canada

In Canada, we are required to comply with the Canada Anti-Spam Law, which regulates the transmittal of commercial email messages, the Canadian Personal Information Protection and Electronic Documents Act and equivalent provincial privacy laws in the provinces of Alberta, British Columbia and Quebec, each of which includes requirements surrounding the use, disclosure, and other processing of certain personal information about Canadian residents. In addition, we are required to comply with the Canadian federal and provincial human rights legislation which prohibits discriminatory practices to deny, deny access to, or to differentiate adversely in relation to any individual in respect of the provision of services customarily available to the general public on the basis of a certain prohibited grounds of discrimination. The Canadian provincial consumer protection and cost of credit disclosure laws prohibit late fees, impose limits on default charges, prohibit unfair practices, and include consumer contract disclosure and related process requirements, among other compliance requirements. We are also subject to Canadian provincial and territorial e-commerce laws.

We believe that we are appropriately licensed as a lender and/or have structured our business activities to avoid a licensing requirement in each of the Canadian provinces that require such licenses. In connection with our business activities, we are also generally subject to consumer protection legislation and other laws and, on that basis, our business is also generally subject to regulatory oversight and supervision from federal and/or provincial regulators in respect of those activities, regardless of whether we have a license. These regulators and enforcement agencies generally act on a complaints-basis and may receive consumer complaints about us. Investigations or enforcement actions may be costly and time consuming. Enforcement actions by such regulators and enforcement agencies could lead to fines, penalties, consumer restitution, the cessation of our business activities in whole or in part, or the assertion of private claims and lawsuits against us.

Payment Regulations

We are subject to the rules, codes of conduct and standards of Visa, Mastercard and other payment networks and their participants. In order to provide our payment processing services, we must be registered either indirectly or directly as service providers with the payment networks that we use. As such, we are subject to applicable card association and payment network rules, standards and regulations, which impose various requirements and could subject us to a variety of fines or penalties that may be levied by such associations or networks for certain acts or omissions. Card associations and payment networks and their member financial institutions regularly update and generally expand security expectations and requirements related to the security of consumer data and environments. Failure to comply with the networks’ requirements, or to pay the fees or fines they may impose, could result in the suspension or termination of our registration with the relevant payment networks and therefore require us to limit, suspend or cease providing the relevant payment processing services. We are also subject to the Payment Card Industry Data Security Standard (“PCI DSS”) with respect to the acceptance of payment cards, which provides for security standards relating to the processing of cardholder data and the systems that process such data. The failure of our products to comply with PCI DSS requirements may result in the loss of our status as a PCI DSS certified Service Provider and thereby impact our relationship with our merchant partners and their own ability to comply with PCI DSS.

In Canada, we are required to comply with the Payments Canada Rule H1- Pre-Authorized Debit Rules in respect of the acceptance of payments from Canadian bank accounts and the Quebec Charter of French Language laws which regulates the language of communication in commerce and business and applies to entities carrying on business in Quebec.

Data Privacy and Data Security Laws

We are subject to a number of laws, rules, directives, and regulations relating to the collection, use, retention, security, processing, and transfer of personally identifiable information about our customers, our merchants, and employees in the geographies where we operate. Our business relies on the processing of personal data in several jurisdictions and, in some cases, the movement of data across national borders. As a result, much of the personal data that we process, which may include certain financial information associated with individuals, is subject to one or more privacy and data protection laws in one or more jurisdictions. In many cases, these laws apply not only to third-party transactions, but also to transfers of information between or among us, our subsidiaries, and other parties with which we have commercial relationships.

Regulatory scrutiny of privacy, data protection, cybersecurity practices, and the processing of personal data is increasing around the world. Regulatory authorities are continuously considering numerous legislative and regulatory proposals and interpretive guidelines that may contain additional privacy and data protection obligations. Many jurisdictions in which we operate have adopted, or are in the process of adopting, or amending data privacy legislation or regulation aimed at creating and enhancing individual privacy rights. In addition, the interpretation and application of these privacy and data protection laws in the U.S., Europe, and elsewhere are subject to change and may subject us to increased regulatory scrutiny and business costs.

In the United States, we are subject to the Gramm-Leach-Bliley Act (the “GLBA”) and implementing regulations and guidance thereunder, in addition to applicable privacy and data protection laws in the other jurisdictions in which we carry on business activities or process personal information. Among other requirements, the GLBA imposes certain limitations on the ability to share consumers’ nonpublic personal information with nonaffiliated third parties and requires certain disclosures to consumers about information collection, sharing, and security practices and their right to “opt out” of the institution’s disclosure of their nonpublic personal information to nonaffiliated third parties. Privacy requirements, including notice and opt out requirements, under the GLBA and the FCRA are enforced by the FTC and by the Consumer Financial Protection Bureau (“CFPB”) through UDAAP claims, and are a standard component of CFPB examinations. State entities also may initiate actions for alleged violations of privacy or security compliance under state UDAAP claims, financial privacy, security and other laws.

Most states have in place data security laws requiring companies to maintain certain safeguards with respect to the processing of personal information, and all states require companies to notify individuals or government regulators in the event of a data breach impacting such information. In addition, most industrialized countries have or are in the process of adopting similar privacy or data security laws enforced through data protection authorities.

Other Applicable Regulations

We are subject to regulations relating to our corporate conduct and the conduct of our business, including securities laws, trade regulations and anti-money laundering (“AML”) laws and anti-corruption legislation. The United States and certain foreign jurisdictions have taken aggressive stances with respect to such matters and have implemented new initiatives and reforms.

We are required to comply with the U.S. Foreign Corrupt Practices Act, the Foreign Public Officials Act (Canada), and similar anti-bribery laws in other jurisdictions, which prohibit companies and their intermediaries from making improper payments for the purpose of obtaining or retaining business. Recent years have seen a substantial increase in anti-bribery law enforcement activity with more frequent and aggressive investigations and enforcement proceedings by both the Department of Justice and the SEC, increased enforcement activity by non-U.S. regulators and increases in criminal and civil proceedings brought against companies and individuals.

AML laws and related KYC requirements generally require certain companies to conduct necessary due diligence to prevent and protect against money laundering. AML enforcement activity could result in criminal and civil proceedings brought against companies and individuals, which could have a material adverse effect on our business. Regulators and enforcement agencies may receive consumer complaints about us. In the United States, these regulators and agencies include the Financial Crimes Enforcement Network (“FinCEN”), which could subject us to burdensome rules and regulations that could increase costs and use of our resources in order to satisfy our compliance obligations. We are also subject to certain economic and trade sanctions programs including Canadian sanctions laws and the sanctions programs administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), which prohibit or restrict transactions or dealings with specified countries, individuals, and entities.

Our Sustainability

At our core, we are a stakeholder-centric company. Incorporated as a public benefit corporation (“PBC”) under Delaware law and certified as a B Corporation by B Lab, we pride ourself in our environmental, social, and governance (“ESG”) initiatives and are constantly striving to make an even greater impact across our stakeholder groups. To achieve a strong, transparent governance around ESG, we are in the process of incorporating material issues from a number of leading sustainability organizations into our own framework, including the IFRS’ Sustainability Accounting Standards Board (SASB) standards, the SEC’s Climate-Related Disclosures ruling, and B Lab’s Impact Assessment framework.

Our stakeholder approach looks at five distinct stakeholders: consumers, merchants, employees, communities, and investors. We integrate our stakeholder and their concerns into all decisions made across our business to enhance sustainability, promote equity, and support our communities.

Upon our initial B Corporation certification, we had a score of 80.7. We are currently evaluating initiatives to further improve our score and plan to implement them during 2023. Our B Corporation recertification will take place in 2024.

Consumers

We want to create an accessible, equitable, and sustainable product suite for consumers, many of which do not have access to traditional credit. Our management team and board of directors strongly believe that our commitment to providing alternative means for consumers to purchase items they need without incurring high-interest finance charges benefits our consumers. To create a sustainability product suite, we consider accessibility, data stewardship, responsible lending, and consumer feedback as critical areas of monitoring our product sustainability.

In 2020, we launched Sezzle Up, an upgraded version of the core Sezzle experience which provides a credit-building solution for new-to-credit consumers, helping consumers adopt credit responsibly and build their credit history.

Merchants

We strive to create sustainable partnerships with an ethical, sustainable, and diverse merchant base. To that extent, we are focusing on developing sustainable relationships with a diverse array of merchants and partners, prioritizing working with ethical and socially-good merchants, and creating trust with our merchants and partners through stewardship, transparency, and engagement.

Employees

Our goal for our employees is to create an equitable, inclusive work environment with a strong culture built around ethical values and good governance. Critical areas that we monitor for our employees’ happiness and wellness are diversity, hiring, financial security, and culture. Refer to the “Our Employees” section above for additional discussion.

Communities

Through environmental and social initiatives, we want to create net positive value for communities we serve. This includes engaging with our communities through volunteerism and local partnerships, reinvesting in the communities that helped us grow our business, and minimizing our corporate environmental impact and promoting environmental stewardship in other stakeholders.

We have collaborated with the University of Minnesota to provide full-ride scholarships to underrepresented students pursing degrees in technology. Additionally, we continue to identify and partner with nonprofits on initiatives that align with our company’s values and mission.

Investors

We want to create sustainable returns for our investors and have a strong, robust system of governance and controls. Management and the board of directors evaluate if we are meeting our overall mission, work towards fostering an ethical and transparent tone-at-the-top, and ensure that social responsibility remains a factor in our decision-making process. We maintain key performance indicators to measure and report to management and the board of directors on our sustainability efforts. These metrics are based on the frameworks noted above, but primarily relate to items reported in our B Lab Impact Assessment.

Certain Relationships and Related Party Transactions

Please see section “Certain Relationships and Related Party Transactions” in this prospectus for a summary of material agreements, other than material agreements entered into in the ordinary course of business, to which we are or have been a party.

Summary of Risk Factors

Our business is subject to a number of risks and uncertainties, as more fully described under “Risk Factors” in this prospectus. These risks could materially and adversely impact our business, financial condition, and results of operations, which could cause the trading price of our common stock to decline and could result in a loss of all or part of your investment. Additional risks, beyond those summarized below or discussed elsewhere in this prospectus, may apply to our business, activities, or operations as currently conducted or as we may conduct them in the future or in the markets in which we operate or may in the future operate. Some of these risks include:

Risks Related to Our Industry

●	The BNPL industry may become subject to increased regulatory scrutiny.

●	We operate in a highly competitive industry.

●	Our success is subject to macro-economic conditions that have an impact on consumer spending.

●	Our industry may be subject to negative publicity.

Risks Related to Our Strategy and Growth

●	We are an early-stage financial technology company with a limited operating history and a history of operating losses.

●	Our failure to maintain our relationships with existing consumers and merchant partners, or to attract a diverse mix of merchant partners or new consumers to our platform.

●	Our ability to effectively manage growth.

●	Our ability to maintain market share.

●	We may not be able to sustain our growth rate.

●	We may be unable to profitably manage our ongoing international operations.

●	We may require additional capital.

Risks Related to Our Financing Program

●	Consumers may not treat their BNPL product loans with the same significance as other financial obligations.

●	Merchants may fail to fulfill their obligations to consumers or comply with applicable law.

●	Internet-based loan origination processes may give rise to greater risks than paper-based processes.

●	Exposure to consumer bad debts and insolvency of merchants may adversely impact our financial success.

●	Our ability to comply with the applicable requirements of payment processors.

Risks Related to Our Technology and the Sezzle Platform

●	The integration, support and prominent presentation of our platform by our merchants.

●	Unanticipated surges or increases in transaction volumes.

●	The occurrence of data security breaches, cyberattacks, employee or other internal misconduct, malware, phishing or ransomware, physical security breaches, natural disasters, or similar disruptions.

●	Real or perceived software failures or outages.

●	Disruption in service on our platform that prevents us from processing transactions.

●	Fraudulent activities occurring on our platform.

Other Risks Related to Our Business

●	The failure of key vendors or merchants to comply with legal or regulatory requirements or to provide various services that are important to our operations.

●	The loss of key partners and merchant relationships.

●	Potential inaccuracies in third-party data we use.

●	Changes in market interest rates.

●	We maintain our cash at financial institutions, often in balances that exceed federally insured limits.

●	Exchange rate fluctuations between the United States and Canada.

●	Our ability to use net operating loss carryforwards and tax attributes.

●	Our ability to protect our intellectual property rights.

●	The loss of licenses or any quality issues with third-party technologies that support our business operations or are integrated with our products or services.

●	Our inability to retain employees or recruit additional employees, and risks of employee misconduct.

●	Potential inadequate insurance to cover losses and liabilities.

Risks Related to Our Regulatory Environment

●	The costs of complying with various laws and regulations applicable to the BNPL industry in the United States and Canada.

●	We are subject to various laws in the United States and Canada concerning lending programs, consumer finance and consumer protection.

●	Failure to operate without obtaining necessary licenses.

●	Violating applicable federal, state and/or local lending or other laws.

●	Litigation, regulatory actions, and compliance issues could subject us to increased costs.

●	Stringent and changing laws and regulations relating to privacy and data protection could result in claims, harm our results of operations, financial condition, and prospects, or otherwise harm our business.

Risks Related to Our Corporate Structure

●	Our existing major stockholders own a large percentage of our stock and can exert significant influence over us.

●	We are an “emerging growth company,” and the reduced U.S. public company reporting requirements applicable to emerging growth companies may make our shares of common stock less attractive to investors.

●	We have and will continue to incur significant costs and are subject to additional regulations and requirements as a public company in both Australia and the United States.

●	Failure to maintain effective internal control over financial reporting or disclosure controls may adversely affect our ability to report our financial results in a timely and accurate basis.

●	Some provisions of our charter documents may have anti-takeover effects, and the exclusive forum designation may limit stockholders’ ability to obtain a favorable judicial forum for disputes with us.

Risks Related to Shares of our Common Stock

●	Our existing major stockholders own a large percentage of our stock and can exert significant influence over us.

●	We are an “emerging growth company,” and the reduced U.S. public company reporting requirements applicable to emerging growth companies may make our common stock less attractive to investors.

●	We will incur significant costs and are subject to additional regulations and requirements as a public company in both Australia and the United States, including compliance with the reporting requirements of the Exchange Act, the requirements of the Sarbanes-Oxley Act and the listing standards of ASX and any U.S. securities exchange on which our shares may become listed for trading. In addition, key members of our management team have limited experience managing a public company

●	If we discover a material weakness in our internal control over financial reporting that we are unable to remedy or otherwise fail to maintain effective internal control over financial reporting or disclosure controls and procedures, our ability to report our financial results on a timely and accurate basis may be adversely affected.

●	The different characteristics of the capital markets in Australia and the United States may negatively affect the trading prices of our CDIs and common stock, and may limit our ability to take certain actions typically performed by a U.S. company.

●	Our common stock may trade on more than one stock exchange and this may result in price variations between the markets and volatility in our stock price.

●	If we are not able to maintain sufficient cash funds, we may cease trading on the ASX and the Nasdaq Global Market.

●	An active, liquid, and orderly market for our common stock may not develop or be sustained. You may be unable to sell your shares of common stock at or above the price at which you purchased them.

●	None of our stockholders are party to any contractual lock-up agreement or other contractual restrictions on transfer. Following our listing, sales of substantial amounts of our common stock in the public markets, or the perception that sales might occur, could cause the trading price of our common stock to decline.

●	Some provisions of our charter documents may have anti-takeover effects that could discourage an acquisition of us by others, even if an acquisition would be beneficial to our stockholders, and may prevent attempts by our stockholders to replace or remove our current management.

●	Our charter designates the Court of Chancery of the State of Delaware as the exclusive forum for substantially all disputes between us and our stockholders and the federal district courts as the exclusive forum for Securities Act claims, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us.

●	We do not currently expect to pay any cash dividends.

Risks Related to Our Existence as a Public Benefit Corporation and a Certified B Corporation

●	As a public benefit corporation, we cannot provide any assurance that we will achieve our public benefit purpose.

●	As a public benefit corporation, our focus on a public benefit purpose may negatively impact our financial condition.

●	Our directors have a fiduciary duty to consider not only our stockholders’ interests, but also our specific public purpose and the interests of other stakeholders affected by our actions.

●	Increased derivative litigation concerning our duty to balance stockholder and public benefit interest.

●	If our ability to maintain our certification as a B Corporation or our publicly reported B Corporation score declines, our reputation could be harmed and our business could be adversely affected.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). For so long as we remain an emerging growth company, we are permitted and plan to rely on exemptions from certain disclosure requirements that are applicable to other public companies. These provisions include, but are not limited to:

●	being permitted to have only two years of audited financial statements and management’s discussion and analysis of financial condition and results of operations disclosure;

●	being exempt from compliance with the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

●	not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board (the “PCAOB”) regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

●	reduced disclosure obligations regarding executive compensation arrangements in our periodic reports, registration statements and proxy statements; and

●	being exempt from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved by stockholders.

We have elected to take advantage of certain reduced disclosure obligations in this prospectus and may elect to take advantage of other reduced reporting requirements in future filings. In addition, the JOBS Act permits us, as an emerging growth company, to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. As a result, the information that we provide to our stockholders may be different from what you might receive from other public reporting companies in which you hold equity interests.

We will remain an emerging growth company until the earliest of (i) the last day of our fiscal year following the fifth anniversary of the date of our first sale of our common stock pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”), (ii) the first fiscal year after our annual gross revenues exceed $1.07 billion, (iii) the date on which we have, during the immediately preceding three-year period, issued more than $1.00 billion in non-convertible debt securities or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.

Additionally, we are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (i) the market value of our common stock held by non-affiliates exceeds $250 million as of the end of the second quarter of that fiscal year, or (ii) our annual revenues exceeded $100 million during such completed fiscal year and the market value of our common stock held by non-affiliates exceeds $700 million as of the end of the second quarter of that fiscal year. To the extent we take advantage of such reduced disclosure obligations, it may also make comparison of our financial statements and certain other disclosures with other public companies difficult or impossible.

Corporate Information

We were incorporated in the State of Delaware on January 4, 2016. Our principal executive offices are located at 251 N 1st Ave, Suite 200, Minneapolis, MN 55401.Our telephone number is (651) 504 5294 and our website address is www.sezzle.com. The information contained on, or that can be accessed through, our website is deemed not to be incorporated in this prospectus or to be part of this prospectus. You should not consider information contained on, or hyperlinked through, our website to be part of this prospectus in deciding whether to purchase shares of our common stock.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING INFORMATION

The following tables summarize our consolidated financial data. The summary consolidated balance sheets, statements of operations and comprehensive loss and of cash flows information for the years ended December 31, 2022 and December 31, 2021 have been derived from our audited consolidated financial statements appearing elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected for any period in the future. You should read the following summary consolidated financial data together with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

Consolidated Statements of Operations and Comprehensive Loss

	For the years ended
	December 31, 2022	December 31, 2021
Total income	$125,570,441	$114,816,635

Operating Expenses
Personnel	51,217,083	56,831,368
Transaction expense	40,776,825	43,476,143
Third-party technology and data	8,190,022	5,549,844
Marketing, advertising, and tradeshows	18,972,025	9,251,854
General and administrative	16,411,912	15,768,583
Provision for uncollectible accounts	29,437,179	52,621,682
Reimbursement of merger-related costs	(11,000,000)	—
Total operating expenses	154,005,046	183,499,474

Operating Loss	(28,434,605)	(68,682,839)

Other Income (Expense)
Net interest expense	(8,600,716)	(5,269,284)
Other expense, net	(225,606)	(65,145)
Loss on extinguishment of line of credit	(813,806)	(1,092,679)
Fair value adjustment on warrants	50,424	—
Loss before taxes	(38,024,309)	(75,109,947)

Income tax expense	69,447	58,416

Net Loss	(38,093,756)	(75,168,363)

Other Comprehensive (Loss) Income
Foreign currency translation adjustment	(1,207,885)	69,406

Total Comprehensive Loss	$(39,301,641)	$(75,098,957)

Net loss per share:
Basic and diluted loss per common share	$(0.18)	$(0.38)
Basic and diluted weighted average shares outstanding	206,856,959	200,344,028

Consolidated Statements of Cash Flows

	For the years ended
	December 31, 2022	December 31, 2021
Net Cash Provided from (Used for) Operating Activities	8,511,848	(72,132,050)
Net Cash Used for Investing Activities	(1,008,077)	(1,420,027)
Net Cash (Used for) Provided from Financing Activities	(15,687,894)	63,239,966

Consolidated Balance Sheets

	As of
	December 31, 2022	December 31, 2021
Assets
Current Assets
Cash and cash equivalents	$68,279,539	$76,983,728
Restricted cash, current	1,223,119	1,886,440
Notes receivable, net	93,358,404	133,986,583
Other receivables, net	2,532,710	5,084,099
Prepaid expenses and other current assets	4,737,688	3,350,053
Total current assets	170,131,460	221,290,903
Non-Current Assets
Internally developed intangible assets, net	1,322,836	910,584
Property and equipment, net	281,605	662,472
Operating right-of-use assets	86,715	285,865
Restricted cash, non-current	20,000	20,000
Other assets	733,922	233,752
Total Assets	$172,576,538	$223,403,576

Liabilities and Stockholders’ Equity
Current Liabilities
Merchant accounts payable	$83,020,739	$96,516,668
Operating lease liabilities	79,312	171,959
Accrued liabilities	10,448,872	7,996,772
Other payables	4,129,371	2,874,046
Deferred revenue	1,516,228	—
Total current liabilities	99,194,522	107,559,445
Long Term Liabilities
Long term debt	250,000	250,000
Operating lease liabilities	—	90,962
Line of credit, net of unamortized debt issuance costs of $1,222,525 and $1,088,869, respectively	63,777,475	77,711,131
Warrant liabilities	511,295	—
Total Liabilities	163,733,292	185,611,538

Commitments and Contingencies

Stockholders’ Equity
Common stock, $0.00001 par value; 750,000,000 shares authorized; 209,270,070 and 204,891,057 shares issued, respectively; 208,181,834 and 204,230,939 shares outstanding, respectively	2,083	2,044
Additional paid-in capital	179,054,368	168,338,673
Stock subscriptions: 0 and 20,729 shares subscribed, respectively	—	(18,545)
Treasury stock, at cost: 1,088,236 and 660,118 shares, respectively	(4,072,752)	(3,691,322)
Accumulated other comprehensive (loss) income	(643,974)	563,911
Accumulated deficit	(165,496,479)	(127,402,723)
Total Stockholders’ Equity	8,843,246	37,792,038
Total Liabilities and Stockholders’ Equity	$172,576,538	$223,403,576

Key Operating Metrics

Underlying Merchant Sales

	For the years ended December 31,		Change
	2022	2021	$	%
	(in thousands)
Underlying Merchant Sales (“UMS”)	$1,743,386	$1,807,846	$(64,460)	(3.6)%

UMS is defined as the total value of sales made by merchants based on the purchase price of each confirmed sale where a consumer has selected the Sezzle Platform as the applicable payment option. UMS does not represent revenue earned by us, is not a component of our income, nor is included within our financial results prepared in accordance with U.S. GAAP. However, we believe that UMS is a useful operating metric to both us and our investors in assessing the volume of transactions that take place on the Sezzle Platform, which is an indicator of the success of our merchants and the strength of the Sezzle Platform.

For the years ended December 31, 2022 and 2021, UMS totaled $1.7 billion and $1.8 billion, respectively, which was a decrease of 3.6%. The year-over-year decrease is a result of our strategic shift in 2022 to focus on profitability over top-line growth.

Active Merchants and Active Consumers

	As of December 31,		Change
	2022	2021	#	%
	(in thousands)
Active Merchants	42	47	(5)	(10.4)%
Active Consumers	2,950	3,400	(450)	(13.3)%

Active Merchants is defined as merchants who have had transactions with us in the last twelve months. As of December 31, 2022, we had 42 thousand Active Merchants, a decrease of 10.4% when compared to the 47 thousand Active Merchants as of December 31, 2021. There is no minimum required number of transactions to meet the Active Merchant criteria.

Active Consumers is defined as unique end users who have placed an order with us within the last twelve months. As of December 31, 2022, we had 2.9 million Active Consumers, a decrease of 13.3% when compared to our 3.4 million Active Consumers as of December 31, 2021.

The decrease in Active Merchants and Active Consumers is driven by our prioritization of profitability. We tightened credit underwriting and offboarded unprofitable merchants in the current year, which resulted in a decrease of these metrics. Our ceasing of payment processing in India, Europe and Brazil resulted in a decrease in Active Merchants by one thousand and a decrease in Active Consumers by approximately 200 thousand.

RISK FACTORS

Investing in our securities involves a high degree of risk. You should carefully consider the specific risks described below before making an investment decision. Any of the risks we describe below could cause our business, financial condition, results of operations or future prospects to be materially adversely affected.

The market price of our common stock could decline if one or more of these risks and uncertainties develop into actual events and you could lose all or part of your investment. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially and adversely affect our business, financial condition, results of operations or future prospects. In addition, some of the statements in this section of the prospectus are forward-looking statements. For more information about forward-looking statements, please see the section of this prospectus entitled “Cautionary Note Regarding Forward-Looking Statements” below. Amounts within the “Risk Factors” section are stated in thousands with the exception of share information.

Risks Related to Our Industry

The BNPL industry has become subject to increased regulatory scrutiny, and our failure to manage our business to comply with new regulations would materially and adversely affect our business, results of operations and financial condition.

Regulators in various jurisdictions are showing increasing attention and scrutiny of BNPL arrangements, including in those jurisdictions in which we operate. There is potential that we may become subject to additional legal or regulatory requirements if laws or regulations change in the future, the interpretation of laws and regulations changes in the future, industry standards for BNPL arrangements change in the future, or regulators more heavily scrutinize BNPL arrangements. This increased risk may relate to state lending licensing or other state licensing or registration requirements, regulatory requirements concerning BNPL arrangements, consumer protection or consumer finance matters, or similar limitations on the conduct of our business. There is a risk that additional or changed legal, regulatory and industry compliance standards may make it economically unfeasible for us to continue to operate, or to expand in accordance with our strategy. This would likely have a material adverse effect on our business, results of operations and financial condition, including by preventing our business from reaching sufficient scale.

We operate in a highly competitive industry, and our inability to compete successfully would materially and adversely affect our business, results of operations, financial condition, and prospects.

We operate in a highly competitive and dynamic industry with a low barrier to entry, which makes increased competition more likely. Our technology platform faces competition from a variety of existing businesses and new market entrants, including competitors with BNPL products and those who enable transactions and commerce via digital payments.

Despite any competitive advantage we may have, there is always a risk of new entrants in the market, which may disrupt our business and decrease our market share. We expect competition to intensify in the future, both as emerging technologies continue to enter the marketplace and as large financial incumbents increasingly seek to innovate the services that they offer to compete with our products. Technological advances and the continued growth of e-commerce activities have increased consumers’ accessibility to products and services and led to the expansion of competition in digital payment options such as pay-over-time solutions. We face competition in areas such as: flexibility on payment options; duration, simplicity, and transparency of payment terms; reliability and speed in processing applications; underwriting effectiveness; compliance and security; promotional offerings; fees; approval rates; ease-of-use; marketing expertise; service levels; products and services; technological capabilities and integration; customer service; brand and reputation; and consumer and merchant satisfaction. In addition, it may be become more difficult to distinguish our platform, and products and services, from those of our competitors.

Some of our competitors are substantially larger than we are, which gives those competitors advantages we do not have, such as a more diversified product, a broader consumer and merchant base, the ability to reach more consumers, the ability to cross-sell their products, operational efficiencies, the ability to cross-subsidize their offerings through their other business lines, more versatile technology platforms, the ability to acquire competitors, broad-based local distribution capabilities, and lower-cost funding. Our competitors may also have longer operating histories, more extensive and broader consumer and merchant relationships, and greater brand recognition and brand loyalty than we have. For example, more established companies that possess large, existing consumer and merchant bases, substantial financial resources, and established distribution channels could enter the market. Further, consumers’ increased usage of BNPL platforms in recent years may encourage more of such competitors that may be in a better position, due to financial and other resources, to attract merchants and customers to their platforms.

Increased competition, particularly for large, well-known merchants, has in the past resulted and will result in the need for us to alter the pricing we offer to merchants. If we are unable to successfully compete, the demand for our platform and products could stagnate or substantially decline, and we could fail to retain or grow the number of consumers or merchants using our platform, which would reduce the attractiveness of our platform to other consumers and merchants, and which would materially and adversely affect our business, results of operations, financial condition, and prospects.

Macroeconomic conditions may adversely impact the ability and willingness of our shoppers to interact with the merchants on our platform, and for our shoppers to fulfill their obligations to us, which in each case could adversely impact our business, results of operations and financial condition.

Our business depends primarily on individual consumers transacting with our merchants, and the ability of those individual consumers to fully repay the resulting loans which in turn can be affected by changes in general economic conditions. For example, the retail sector is affected by economic conditions such as unemployment, consumer confidence, actual or anticipated economic recessions, consumer debt, the availability of consumer credit, inflation and deflation, currency exchange rates, taxation, fuel and energy prices and interest rates, downturns or extended periods of uncertainty or volatility, all of which may influence consumer spending. In weaker economic environments, consumers may have less disposable income to spend and so may be less likely to purchase merchandise by utilizing our services. Alternatively, consumers may purchase merchandise but become unable or unwilling to repay loans, which would result in an increase of loans that will not be paid on time or at all.

Negative publicity about us or our industry could adversely affect our business, results of operations, financial condition, and prospects.

Negative publicity about us or our industry, including the transparency, fairness, user experience, quality, and reliability of our platform or point-of-sale lending platforms in general, the effectiveness of our risk model, the setting and charging of merchant and consumer fees, our ability to effectively manage and resolve complaints, our privacy and security practices, litigation, regulatory activity, misconduct by our employees, funding sources, originating bank partners, service providers, or others in our industry, the experience of consumers and investors with our platform or services or point-of-sale lending platforms in general, or use of loan proceeds by consumers that have obtained loans facilitated through our platform or other point-of-sale lending platforms for illegal purposes, even if inaccurate, could adversely affect our reputation and the confidence in, and the use of, our platform. Any such reputational harm could further affect the behavior of consumers, including their willingness to obtain loans facilitated through our platform or to make payments on their loans.

Risks Related to Our Strategy and Growth

We are an early-stage financial technology company with a limited operating history and a history of operating losses, and we may not achieve or be able to maintain profitability in the future.

We are an early stage financial technology company with a limited operating history. Since launching the Sezzle Platform in August 2017, our activities have principally involved raising money to develop our software, products and services (including the Sezzle Platform), as well as adding merchants to the Sezzle Platform and expanding our service offerings to an increasing base of consumers. Similar to many early stage companies, we have incurred annual losses since our inception. We anticipate that our operating expenses will increase in the foreseeable future as we seek to continue to grow our business, attract new consumers, merchants, funding sources, and additional originating bank partners, and further enhance and develop our products and platform. As we expand our offerings to additional markets, our offerings in these markets may be less profitable than the markets in which we currently operate. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing total income sufficiently to offset these higher expenses. We may not be able to maintain profitability on a quarterly or annual basis, and could incur additional losses in the future.

If we fail to maintain our relationships with existing consumers and merchant partners, or if we do not attract a diverse mix of merchant partners or new consumers to our platform, then our business, results of operations, financial condition, and prospects likely would be materially and adversely affected.

We generate total income when consumers pay with Sezzle at checkout in e-commerce transactions with our merchants. If we are not able to continue to retain and grow our merchant network, our base of consumers or volume of transactions, which we measure as UMS, we will not be able to sustain our business. Our continued success is dependent on our ability to expand our merchant base and to grow our merchants’ revenue, or UMS, on our platform. We derive total income primarily from merchant fees earned from our merchant partners in the form of a merchant processing fee, which is generally charged as a percentage of the transaction volume on our platform. If we are not able to continue to retain and grow our consumer base, we will not be able to increase transaction volumes.

Our ability to retain and grow our consumer relationships depends on the willingness of consumers to use our platform and products. The attractiveness of our platform to consumers depends upon, among other things, the number and variety of merchants and the mix of product features available through our platform, our brand and reputation, consumer experience and satisfaction, consumer trust and perception of our solutions, technological innovation, and the type and quality of services and products offered by us and by our competitors.

We will not be able to continue to attract new consumers or grow our business unless we are able to attract additional merchants and to expand revenue and volume of transactions from existing merchants. The attractiveness of our platform to merchants depends upon, among other things: the size of our consumer base; our brand and reputation; the amount of merchant fees that we charge; the promotional marketing incentives we may offer; our ability to sustain our value proposition to merchants for consumer acquisition by demonstrating higher conversion at checkout and increased AOV; the attractiveness to merchants of our technology and data-driven platform; services and products offered by competitors; our availability and prominence as a payment method on e-commerce platforms; and our ability to perform under our merchant agreements.

If we fail to retain existing merchants or acquire new merchants in a cost-effective manner, our business, financial condition, and results of operations could be adversely affected.

We believe that growth of our business is dependent on our ability to continue to cost-effectively grow our platform by retaining our existing merchants and attracting new merchants. In particular, our partnerships with larger merchants and merchants with a high degree of brand recognition are a key component of our strategy to provide a wide and attractive selection for consumers. If we fail to retain our existing merchants, especially our most popular and larger merchants, or acquire new larger merchants, the value of our platform would be negatively impacted.

We face intense competitive pressure on the fees we charge our merchants, particularly our larger merchants. In order to stay competitive, we may need to adjust our pricing or offer incentives to our clients to increase payments volume, enter new market segments, adapt to regulatory changes, and expand their use and acceptance of the Sezzle Platform. These include up-front cash payments, fee discounts, rebates, credits, performance-based incentives, marketing, and other support payments that impact our revenues and profitability. Market pressures on pricing, incentives, fee discounts, and rebates could moderate our growth. We expect to continue to incur substantial expenses to acquire additional merchants, particularly larger merchants that we believe will make our platform more attractive to consumers. These merchant partnership cost structures may not be cost-effective for us and we cannot assure you that the revenue we generate from the merchants we acquire will ultimately exceed the cost of adding them to our platform. We have entered into merchant agreements that require us to make marketing, incentive or other payments to the merchant over the terms of the agreement, which are typically one to three years. Certain agreements also contain provisions that may require payments by us and are contingent on us and/or the merchant meeting specified criteria, such as achieving volume targets and implementation benchmarks. If we are not able to implement cost savings and productivity initiatives in other areas of our business or increase our volumes in other ways to offset or absorb the financial impact of these incentives, fee discounts, and rebates, we may be prevented from reaching profitability.

In addition if we are unable to fulfill our obligations under these merchant agreements, including any payments we have agreed to make with merchants, the merchant may terminate such agreement or determine not to renew and remain on our platform, which could have a negative impact on our business, results of operations and financial condition.

We may not be able to sustain our total income growth rate, or our growth rate of related key operating metrics, in the future, and failure to effectively manage growth may adversely affect our financial results.

Although we have historically experienced periods of strong growth in total income, UMS, employee numbers and consumers, there can be no assurances that such growth will continue at our current rate or at all. Many factors may contribute to a decline in our total income growth rate, including increased competition, slowing demand for our products from existing and new consumers, changes in transaction volumes and mix (particularly with our significant merchant partners), lower sales by our merchants (particularly those with whom we have significant relationships), general economic conditions, a failure by us to continue capitalizing on growth opportunities, changes in the regulatory environment and the maturation of our business, among others. You should not rely on our total income or key operating metrics for any prior quarterly or annual period as an indication of our future performance. If our total income growth rate declines, our results of operations and financial condition could be materially and adversely affected.

In addition, a continuation of this growth in the future could place additional pressures on current management, as well as corporate, operational and finance other resources within our business, and on the infrastructure supporting the Sezzle Platform. Failure to appropriately manage growth could result in failure to retain existing consumers and attract new consumers, as well as contract with new merchants, which could adversely affect our operating results and financial condition.

If we fail to promote, protect, and maintain our brand in a cost-effective manner, we may lose market share and our results of operations and financial condition may be negatively impacted.

We believe that developing, protecting, and maintaining awareness of our brand in a cost-effective manner is critical to attracting new and retaining existing merchants and consumers to our platform. As competition intensifies, we believe that positive consumer recognition is an important factor in our financial performance. We cannot guarantee that our brand development strategies will accelerate the recognition of our brand or increase total income. Successful promotion of our brand will depend largely on the effectiveness of our marketing efforts and incentives and the experience of merchants and consumers. Our brand promotion activities may not result in increased total income and, even if they do, any increases may not offset the expenses incurred. Additionally, the successful protection and maintenance of our brand will depend on our ability to obtain, maintain, protect, and enforce trademark and other intellectual property protection for our brand. If we fail to successfully promote, protect, and maintain our brand or if we incur substantial expenses in an unsuccessful attempt to promote, protect, and maintain our brand, we may lose our existing merchants and consumers to our competitors or be unable to attract new merchants and consumers. Any such loss of existing merchants or consumers, or inability to attract new merchants or consumers, would have a material adverse effect on our business and results of operations.

The use of social media by us and our consumers accelerates and amplifies our reputational risks in ways we may not be able to directly control or effectively manage, including by giving users the ability to more effectively organize collective actions such as boycotts, coordinated complaint campaigns and other brand-damaging behaviors. Any failure to respond quickly and effectively to negative or potentially damaging social media content (especially if it goes “viral”), regardless of the content’s accuracy, could damage our reputation, which in turn could harm our business, prospects, financial condition and results of operations and, in some cases, lead to litigation. The harm may be immediate without affording us an opportunity for redress or correction.

Other risks associated with the use of social media include improper disclosure of proprietary information, negative comments about our business, exposure of personally identifiable information, out-of-date information, fraud, hoaxes, or malicious dissemination of false information and negative comments relating to actions taken (or not taken) with respect to social, environmental and community outreach issues and initiatives.

Further, laws and regulations, including associated enforcement priorities, rapidly evolve to govern social media platforms and other internet-based communications. Any failure by us or third parties acting at our direction to abide by applicable laws and regulations in the use of social media or internet-based communications could adversely impact our reputation or financial performance or subject us to fines or other penalties.

Moreover, because our brand is directly associated with the brands of so many other companies by virtue of our business model and the integration of our platform with those of our partner merchants, there is a risk that we could be adversely affected by negative publicity that our partner merchants experience and that is beyond our control. The negative publicity could involve any manner of conduct and relate to any number of subjects, and even the mere perception of our involvement could dilute or tarnish or otherwise adversely affect our reputation, and could contribute to diminished financial performance.

There are a number of risks associated with our international operations that could materially and adversely affect our business.

We primarily operate in the United States and Canada, and are currently winding down and exiting operations in India, Brazil, and certain countries in Europe. The primary risks to our remaining international operations (including during the wind downs) will be affected by a number of factors, including:

●	currency controls, new currency adoptions and repatriation issues;

●	possible fraud or theft losses, and lack of compliance by international representatives in foreign legal jurisdictions where collection and legal enforcement may be difficult or costly;

●	reduced or no protection of our intellectual property rights;

●	unfavorable tax rules or trade barriers;

●	inability to secure, train or monitor international agents;

●	conformity of our platform with applicable business customs, including translation into foreign languages and associated expenses;

●	potential changes to our established business model;

●	the need to support and integrate with local vendors and service providers;

●	protection of our platform from cybersecurity threats and data privacy breaches;

●	competition with vendors and service providers that have greater experience in the local markets than we do or that have pre-existing relationships with potential consumers, merchants and investors in those markets; and

●	difficulties in staffing and managing foreign operations in an environment of diverse culture, laws, and consumers and merchants, and the increased travel, infrastructure, and legal and compliance costs associated with international operations.

Given the limited ongoing scope of our international operations, the impacts and risks to our business arising from the Russian military activities in Ukraine were not material in 2021 or 2022, and are not anticipated to be material in the future.

In addition, international operations may continue to expose us to numerous regulatory risks. We are subject to regulations relating to our corporate conduct and the conduct of our business, including securities laws, consumer protection laws, trade regulations, advertising regulations, privacy and cybersecurity laws, wage and hour regulations, anti-money laundering (“AML”) laws and anti-corruption legislation. Certain jurisdictions have taken aggressive stances with respect to such matters and have implemented new initiatives and reforms, including more stringent regulations, disclosure and compliance requirements. Any violations of these regulations and requirements would likely have a material and adverse impact on our business and results of operations.

We may require additional capital.

We may require additional funding to support the provision of installments plans to consumers and working capital. There can be no assurance that such goals can be met without further financing and whether such financing, if necessary, can be obtained on favorable terms or at all.

If we require additional capital to grow our business, we may rely on a combination of funding options including equity and our existing and new revolving credit facilities. An inability to raise capital through the issuance of equity securities or secure funding through new credit facilities, or any increase in the cost of such funding, may adversely impact our ability to grow our business. Failure by us to meet financial covenants under the credit agreement governing our existing revolving credit facility, or the occurrence of other specified events, may lead to an event of default. If an event of default were to occur, we may be required to make repayments under the credit facility in advance of the relevant maturity dates and/or termination of the credit facility, which would likely have an adverse impact on our business, results of operations and financial condition.

Our existing $100,000,000 revolving credit facility is secured by our consumer notes receivable we choose to pledge and is subject to covenants. Thus, a significant portion of our funding capacity is in part dependent on our accounts receivable, which can be volatile and, at times, at levels low enough to result in our inability to draw down on a portion of our credit facility. Any material decrease in our accounts receivable could negatively impact our liquidity, which would have an adverse effect on our business, results of operations, and financial condition. In addition, it is possible that our transaction volume will outpace our ability to finance transactions if we do not have sufficient borrowing capacity under our credit facility, which in turn could result in a material adverse effect on our results of operations and financial condition.

Risks Related to Our Financing Program

Consumers may not view or treat their BNPL product loans as having the same significance as other obligations, and the loans facilitated through our platform are not secured, guaranteed, or insured and involve a high degree of financial risk.

Consumers may not view the BNPL product loans facilitated through our platform as having the same significance as a loan or other credit obligation arising under more traditional circumstances. If a consumer neglects his or her payment obligations on a BNPL product loan facilitated through our platform or chooses not to repay his or her loan entirely, it will have an adverse effect on our business, results of operations, financial condition, prospects, and cash flows.

Personal loans facilitated through our platform are not secured by any collateral, not guaranteed or insured by any third-party, and not backed by any governmental authority in any way. Therefore, we are limited in our ability to collect on these loans if a consumer is unwilling or unable to repay them. A consumer’s ability to repay their loans can be negatively impacted by increases in their payment obligations to other lenders under mortgage, credit card, and other debt obligations resulting from increases in base lending rates or structured increases in payment obligations. If a consumer defaults on a loan, we may be unsuccessful in our efforts to collect the amount of the loan. We may also be required to pay credit card processing costs for loan transactions in which we fail to collect from our consumers. Our originating bank partners could decide to originate fewer BNPL product loans through our platform. An increase in defaults precipitated by these risks and uncertainties could have a material adverse effect on our business, results of operations, financial condition, and prospects.

If our merchants fail to fulfill their obligations to consumers or comply with applicable law, we may incur costs.

Although our merchants are obligated to fulfill their contractual commitments to consumers and to comply with applicable law from time to time, they might not, or a consumer might allege that they did not. This, in turn, can result in claims or defenses against us or any subsequent holder of our installment agreements. One such claim or defense could be pursuant to a term included in our installment agreement, which we refer to as our user agreement, that is pursuant to the Federal Trade Commission’s Holder in Due Course Rule. The term provides that the holder of the consumer credit contract, in our case the user agreement, is subject to all claims and defenses which the debtor could assert against the seller of goods or services that were obtained with the proceeds of the consumer credit contract. If merchants fail to fulfill their contractual or legal obligations to consumers, it may also negatively affect our reputation with consumers thereby negatively affecting our business. Federal and state regulatory authorities may also bring claims against us, including unfair and deceptive acts or practices (“UDAP”) or unfair, deceptive or abusive acts or practices (“UDAAP”) claims, if we fail to provide consumer protections relating to potential merchants actions or disputes.

Internet-based loan origination processes may give rise to greater risks than paper-based processes.

We use the internet to obtain application information and distribute certain legally required notices to applicants for loans, and to obtain electronically signed loan documents in lieu of paper documents with tangible consumer signatures. These processes entail additional risks relative to paper-based loan underwriting processes and procedures, including risks regarding the sufficiency of notice for compliance with consumer protection laws, risks that consumers may challenge the authenticity of loan documents or the validity of electronic signatures and records, and risks that, despite internal controls, unauthorized changes are made to the electronic loan documents.

Exposure to consumer bad debts and insolvency of merchants may adversely impact our financial success.

Our ability to generate profits depends on our ability to put in place and optimize our systems and processes to make predominantly accurate, real-time decisions in connection with the consumer transaction approval process. We do not ordinarily perform credit checks on consumers in connection with the application process, unless consumers join our “Sezzle Up” platform to build their credit and boost their spending power. Consumer non-payment is a major component of our expenses, and we are exposed to consumer bad debts as a normal part of our operations because we absorb the costs of all uncollectible notes receivables from our consumers. Our ability to collect on loans is dependent on the consumer’s continuing financial stability, and consequently, collections can be adversely affected by a number of factors, including job loss, divorce, death, illness, or personal bankruptcy. Excessive exposure to bad debts as a result of consumers failing to repay outstanding amounts owed to us may materially and adversely impact our results of operations and financial position.

We also have exposure to the potential insolvency of merchants to which we have advanced funds. Exposure occurs in the period of time between the advance of funds to a merchant for a consumer’s purchase of goods, and the retail merchant shipping the goods to the consumer (at which point we are entitled to payment from the consumer). While this period of risk is typically only a short period of time, it is still a period that we are exposed to the risk that merchants will be unable to repay the funds we have advanced to them. As the number and transaction volume of merchants on our platform continues to grow, so does the amount of funds that may be advanced by us. The failure by merchants to repay these funds may result in a material adverse effect to our results of operations and financial position.

If we fail to comply with the applicable requirements of Visa or other payment processors, those payment processors could seek to fine us, suspend us or terminate our registrations, which could have a material adverse effect on our business, results of operations, financial condition, and prospects.

We partially rely on card issuers or payment processors, and must pay a fee for this service. From time to time, payment processors such as Visa may increase the interchange fees that they charge for each transaction using one of their cards. The payment processors routinely update and modify their requirements. Changes in the requirements, including changes to risk management and collateral requirements, may impact our ongoing cost of doing business and we may not, in every circumstance, be able to pass through such costs to our merchants or associated participants. Furthermore, if we do not comply with the payment processors’ requirements (e.g., their rules, bylaws, and charter documentation), the payment processors could seek to fine us, suspend us or terminate our registrations that allow us to process transactions on their networks. Some payment processors may also choose not to support BNPL solutions and the credit cards they issue therefore cannot be linked to pay for purchases made through BNPL entities, including Sezzle. The termination of our registration due to failure to comply with the applicable requirements of Visa or other payment processors, or any changes in the payment processors’ rules that would impair our registration, could require us to stop providing payment services to Visa or other payment processors, which could have a material adverse effect on our business, results of operations, financial condition, and prospects. We are also subject to the Payment Card Industry Data Security Standard (“PCI DSS”) with respect to the acceptance of payment cards. PCI DSS sets forth security standards relating to the processing of cardholder data and the systems that process such data, and a failure to adhere to these standards can result in fines, limitations on our ability to process payment cards, and impact to our relationship with our merchant partners and their own ability to comply with PCI DSS.

Risks Related to Our Technology and the Sezzle Platform

Our results depend on integration, support, and prominent presentation of our platform by our merchants.

We use and rely on integration with third-party systems and platforms, particularly websites and other systems of our merchants. The success of our services, and our ability to attract additional consumers and merchants, depends on the ability of our technology and systems to integrate into, and operate with, these various third-party systems and platforms. In addition, as these systems and platform are regularly updated, it is possible that when such updates occur it could cause our services to operate inefficiently. This will likely require us to change the way we operate our systems and platform, which may take time and expense to remedy.

We also depend on our merchants, which generally accept most major credit cards and other forms of payment, to present our platform as a payment option, such as by prominently featuring our platform on their websites or in their stores and not just as an option at website checkout. Unless we have negotiated a specific contractual requirement, we do not have any recourse against merchants when they do not prominently present our platform as a payment option. The failure by our merchants to effectively integrate, support, and present our platform would likely have a material adverse effect on our business, results of operations and financial condition.

Unanticipated surges or increases in transaction volumes may adversely impact our financial performance.

Continued increases in transaction volumes may require us to expand and adapt our network infrastructure to avoid interruptions to our systems and technology. Any unanticipated surges or increases in transaction volumes may cause interruptions to our systems and technology, reduce the number of completed transactions, increase expenses, and reduce the level of customer service, and these factors could adversely impact our reputation and, thus, diminish consumer confidence in our systems, which may result in a material adverse effect on our business, results of operations and financial condition.

Data security breaches, cyberattacks, employee or other internal misconduct, malware, phishing or ransomware, physical security breaches, natural disasters, or similar disruptions could occur and would materially adversely impact our business or ability to protect the confidential information in our possession or control.

Through the ordinary course of business, we collect, store, process, transfer, and use (collectively, “process”) a wide range of confidential information, including personally identifiable information, for various purposes, including to follow government regulations and to provide services to our users and merchants. The information we collect may be sensitive in nature and subject to a variety of privacy, data protection, cybersecurity, and other laws and regulations. Due to the sensitivity and nature of the information we process, we and our third-party service providers are the target of, defend against and must regularly respond to cyberattacks, including from malware, phishing or ransomware, physical security breaches, or similar attacks or disruptions. Cyberattacks and similar disruptions may compromise or breach the Sezzle Platform and the protections we use to try to protect confidential information in our possession or control. Breaches of the Sezzle Platform or other Sezzle systems could result in the criminal or unauthorized use of confidential information and could negatively affect our users and merchants and, because the techniques for conducting cyberattacks are constantly evolving and may be supported by significant financial and technological resources (e.g., state-sponsored actors), we may be unable to anticipate these techniques, react in a timely manner, or implement adequate preventative or remedial measures. These risks also reside with third party service providers and partners with whom we conduct business. Our business could be materially and adversely impacted by security breaches of the data and information of merchants’ and consumers’ data and information, either by unauthorized access, theft, destruction, loss of information or misappropriation or release of confidential data.

These events may cause significant disruption to our business and operations or expose us to reputational damage, loss of consumer confidence, legal claims, civil and criminal liability, constraints on our ability to continue operation, reduced demand for our products and services, termination of our contracts with merchants or third party service providers, and regulatory scrutiny and fines, any of which could materially adversely impact our financial performance and prospects. Any security or data issues experienced by other software companies or third party service providers with whom we conduct business could diminish our customers’ trust in providing us access to their personal data generally. Merchants and consumers that lose confidence in our security measures may be less willing to make payments on their loans or participate in the Sezzle Platform.

In addition, our partners include credit bureaus, collection agencies and banking parties, each of whom operate in a highly regulated environment, and many laws and regulations that apply directly to them may apply directly or indirectly to us through our contractual arrangements with these partners. Federal, state and international laws or regulators, as well as our contractual partners, may require notice in event of a security breach that involves personally identifiable information, and these disclosures may result in negative publicity, loss of confidence in our security measures, regulatory or other investigations, the triggering of indemnification and other contractual obligations, and other adverse effects to our partner ecosystem and operations. We may also incur significant costs and loss of operational resources in connection with remediating, investigating, mitigating, or eliminating the causes of security breaches, cyberattacks, or similar disruptions after they have occurred, and particularly given the evolving nature of these risks, our incident response, disaster recovery, and business continuity planning may not sufficiently address all of these eventualities. The retention and coverage limits in our insurance policies may not be sufficient to reimburse the full cost of responding to and remediating the effects of a security breach, cyberattack, or similar disruption, and we may not be able to collect fully, if at all, under these insurance policies or to ensure that the insurer will not deny coverage as to any future claim.

Real or perceived software errors, failures, bugs, defects, or outages could adversely affect our business, results of operations, financial condition, and prospects.

Our platform and our internal systems rely on software that is highly technical and complex. In addition, our platform and our internal systems depend on the ability of such software to store, retrieve, process, and manage immense amounts of data. As a result, undetected vulnerabilities, errors, failures, bugs, or defects may be present in such software or occur in the future in such software, including open source software and other software we license in from third parties, especially when updates or new products or services are released.

Any real or perceived vulnerabilities, errors, failures, bugs, or defects in the software may not be found until our consumers use our platform and could result in outages or degraded quality of service on our platform that could adversely impact our business (including through causing us not to meet contractually required service levels), as well as negative publicity, loss of or delay in market acceptance of our products and services, and harm to our brand or weakening of our competitive position. In such an event, we may be required, or may choose, to expend significant additional resources in order to correct the problem. Any real or perceived errors, failures, bugs, or defects in the software we rely on could also subject us to liability claims, impair our ability to attract new consumers, retain existing consumers, or expand their use of our products and services, which would adversely affect our business, results of operations, financial condition, and prospects.

We also rely on online payment gateways, banking and financial institutions for the validation of bank cards, settlement and collection of payments. There is a risk that these systems may fail to perform as expected or be adversely impacted by a number of factors, some of which may be outside our control, including damage, equipment faults, power failure, fire, natural disasters, computer viruses and external malicious interventions such as hacking, cyber-attacks or denial-of-service attacks.

Any significant disruption in, or errors in, service on our platform or relating to vendors could prevent us from processing transactions on our platform or posting payments.

We use vendors, such as our cloud computing web services provider, virtual card processing companies, and third-party software providers, in the operation of our platform. The satisfactory performance, reliability, and availability of our technology and our underlying network and infrastructure are critical to our operations and reputation and the ability of our platform to attract new and retain existing merchants and consumers. We rely on these vendors to protect their systems and facilities against damage or service interruptions from natural disasters, power or telecommunications failures, air quality issues, environmental conditions, computer viruses or attempts to harm these systems, criminal acts, and similar events. If our arrangement with a vendor is terminated or if there is a lapse of service or damage to its systems or facilities, we could experience interruptions in our ability to operate our platform. We also may experience increased costs and difficulties in replacing that vendor and replacement services may not be available on commercially reasonable terms, on a timely basis, or at all. Any interruptions or delays in our platform availability, whether as a result of a failure to perform on the part of a vendor, any damage to one of our vendor’s systems or facilities, the termination of any of our third-party vendor agreement, software failures, our or our vendor’s error, natural disasters, terrorism, other man-made problems, security breaches, whether accidental or willful, or other factors, could harm our relationships with our merchants and consumers and also harm our reputation.

In addition, we source certain information from third parties. In the event that any third-party from which we source information experiences a service disruption, whether as a result of maintenance, natural disasters, terrorism, or security breaches, whether accidental or willful, or other factors, the ability to score and decision loan applications through our platform may be adversely impacted. Additionally, there may be errors contained in the information provided by third parties. This may result in the inability to approve otherwise qualified applicants through our platform, which may adversely impact our business by negatively impacting our reputation and reducing our transaction volume.

To the extent we use or are dependent on any particular third-party data, technology, or software, we may also be harmed if such data, technology, or software becomes non-compliant with existing regulations or industry standards, becomes subject to third-party claims of intellectual property infringement misappropriation, or other violation, or malfunctions or functions in a way we did not anticipate. Any loss of the right to use any of this data, technology, or software could result in delays in the provisioning of our products and services until equivalent or replacement data, technology, or software is either developed by us, or, if available, is identified, obtained, and integrated, and there is no guarantee that we would be successful in developing, identifying, obtaining, or integrating equivalent or similar data, technology, or software, which could result in the loss or limiting of our products, services, or features available in our products or services.

These factors could prevent us from processing transactions or posting payments on our platform, damage our brand and reputation, divert the attention of our employees, reduce total income, subject us to liability, and cause consumers or merchants to abandon our platform, any of which could have a material and adverse effect on our business, results of operations, financial condition, and prospects.

Fraudulent activities may result in us suffering losses, causing a materially adverse impact to our reputation and results of operations.

We are exposed to risks imposed by fraudulent conduct, including the risks associated with consumers attempting to circumvent our system and repayment capability assessments. There is a risk that we may be unsuccessful in defeating fraud attempts, resulting in a higher than budgeted costs of fraud and consumer non-payment.

We guarantee payment to merchants and accept the responsibility associated with minimizing fraudulent activity and bear all costs associated with such fraudulent activity. Fraudulent activity is likely to result in us suffering losses, which may have a material adverse impact on our reputation and cause us to bear increased costs to rectify and safeguard business operations and our systems against such fraudulent activity. Significant amounts of fraudulent cancellations or chargebacks could adversely affect our business, results of operations or financial condition. High profile or significant increases in fraudulent activity could also lead to regulatory intervention, negative publicity, and the erosion of trust from our consumers and merchants, which could result in a material adverse effect on our business, results of operations and financial condition.

Other Risks Related to Our Business

Our vendor relationships subject us to a variety of risks, and the failure of third parties to comply with legal or regulatory requirements or to provide various services that are important to our operations could have an adverse effect on our business, results of operations and financial condition.

We have significant vendors that, among other things, provide us with financial, technology, and other services to support our products and other activities, including, for example, cloud-based data storage and other IT solutions, and payment processing. We could be adversely impacted to the extent our vendors fail to comply with the legal requirements applicable to the particular products or services being offered. For example, the Consumer Financial Protection Bureau (“CFPB”) has issued guidance stating that institutions under its supervision may be held responsible for the actions of the companies with which they contract.

In some cases, we may be reliant on one or a limited number of vendors for critical services. Most of our vendor agreements are terminable by the vendor on little or no notice, and if our current vendors were to terminate their agreements with us or otherwise stop providing services to us on acceptable terms, we may be unable to procure alternatives from other vendors in a timely and efficient manner and on acceptable terms or at all. If any vendor fails to provide the services we require, fails to meet contractual requirements (including compliance with applicable laws and regulations), fails to maintain adequate data privacy controls and electronic security systems, or suffers a cyber-attack or other security breach, we could be subject to regulatory enforcement actions, claims from third parties, including our consumers, suffer operational outages, and suffer economic and reputational harm that could have an adverse effect on our business. Further, we may incur significant costs to resolve any such disruptions in service, which could adversely affect our business.

The loss of key partners and merchant relationships would adversely affect our business.

We depend on continued relationships with our current significant merchants and partners that assist in obtaining and maintaining our relationships with merchants. There can be no guarantee that these relationships will continue or, if they do continue, that these relationships will continue to be successful. Our contracts with merchants can generally be terminated for convenience on relatively short notice by either party, and so we do not have long-term contracted income. There is a risk that we may lose merchants for a variety of reasons, including a failure to meet key contractual or commercial requirements, or merchants shifting to in-house solutions (including providing a service competitive to us), competitor service providers. Similarly, there is a risk that e-commerce platforms with which we partner may limit or prevent Sezzle from being offered as a payment option at checkout. Such actions would magnify the risks to our business as compared to similar actions taken by individual merchants unaffiliated with such platforms. We also face the risk that our key partners could become competitors of our business after our key partners determine how we have implemented our model to provide our services.

Our business is still in a relatively early stage and merchant income is not as diversified as it might be for a more mature business. For the year ended December 31, 2022, approximately 14% of total income was earned from one merchant. The loss of even a small number of our key merchants may have a material adverse effect on our results of operations and financial condition, and may be further exacerbated by an increase in marketing expenses to sign up new merchants to replace those lost, including incentive arrangements spent on lost merchants and new incentive commitments. There is also a risk that key terms with new merchants may be less favorable to us, including terms of pricing, due to unanticipated changes in our market. In addition, the loss of a key merchant may also have a negative impact on our reputation with other merchants and with consumers.

We rely on the accuracy of third-party data, and inaccuracies in such data will lead to reduced total income.

We purchase data from third parties that is critical to our assessment of the creditworthiness of consumers before they are either approved or denied funding for their purchase from a merchant. We are reliant on these third parties to ensure that the data they provide is accurate. Inaccurate data could cause us to not approve transactions that otherwise would have been approved, reducing our potential to earn income. Alternatively, we may approve transactions that otherwise would have been denied, causing us to either lose total income, or earn total income that may lead to a higher incidence of bad debts. Our inability to collect on certain amounts from consumers due to poor creditworthiness or otherwise would likely have a material adverse effect on our results of operations and financial condition.

Changes in market interest rates could have an adverse effect on our business.

The interest paid on borrowings under our receivables facility is tied to the U.S. Federal Reserve’s Secured Overnight Financing Rate (“SOFR”). The facility carries an interest rate of Adjusted SOFR (defined as SOFR plus 0.262%) plus 11.5%. Increased interest rates may adversely impact the amounts we may be required to pay under our receivables facility, which as a result could negatively impact our results of operations and financial condition.

We maintain our cash at financial institutions, often in balances that exceed federally insured limits.

The majority of our cash is held in accounts at U.S. banking institutions that we believe are of high quality. Cash held in non-interest-bearing and interest-bearing operating accounts may exceed the Federal Deposit Insurance Corporation (“FDIC”) insurance limits. If such banking institutions were to fail, we could lose all or a portion of those amounts held in excess of such insurance limitations. On March 10, 2023, the FDIC took control of one banking institution, Silicon Valley Bank (“SVB”), and took control of Signature Bank on March 12, 2023. The Company had total cash and cash equivalents of approximately $68.0 million as of March 10, 2023, of which $1.2 million was held at SVB, representing less than 2.0% of the Company’s cash and cash equivalent balance. No cash was held at Signature Bank.

As part of the FDIC taking control of such banks, the Federal Reserve also announced that account holders would be made whole for the entire amounts on deposit with such banks. Thus, we do not view the risk as material to our financial condition. However, as the FDIC continues to address the situation with SVB, Signature Bank and other similarly situated banking institutions, the risk of loss in excess of insurance limitations has generally increased. Any material loss that we may experience in the future could have an adverse effect on our ability to pay, or a delay in our payment of our expenses, require us to move our accounts to other banks, and potentially a loss of our deposits to the extent they exceed FDIC insurance limits.

We are exposed to exchange rate fluctuations in the international markets in which we operate.

There are instances in which our costs and revenues related to international operations are not able to be exactly matched with respect to currency denomination. Currency fluctuations cause the U.S. dollar value of our international results of operations and net assets to vary with exchange rate fluctuations. A decrease in the value of any of these currencies relative to the U.S. dollar could have a negative impact on our business, results of operations and financial condition. We may experience economic loss and a negative impact on earnings or net assets solely as a result of foreign currency exchange rate fluctuations. In the future, we may utilize derivative instruments to manage the risk of fluctuations in foreign currency exchange rates that could potentially impact our future earnings and forecasted cash flows. However, the markets in which we operate could restrict the removal or conversion of the local or foreign currency, resulting in our inability to hedge against some or all of these risks and/or increase our cost of conversion of local currency to U.S. dollar.

Our ability to use certain net operating loss carryforwards and certain other tax attributes may be limited.

Under U.S. federal income tax principles set forth in Sections 382 and 383 of the Internal Revenue Code, if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes to offset its post-change income and taxes may be limited. In general, an “ownership change” occurs if there is a cumulative change in ownership of the relevant corporation by “5% shareholders” (as defined under U.S. income tax laws), which includes Charles Youakim (our Chief Executive Officer), that exceeds 50 percentage points over a rolling three-year period. Similar rules apply under state tax laws. Our ability to utilize a portion of our net operating loss carryforwards to offset future taxable income for U.S. federal income tax purposes may be subject to certain limitations under Section 382 of the Code. Such limitations on the ability to use net operating loss carryforwards and other tax assets could adversely impact our business, financial condition, results of operations, and cash flows.

Our efforts to protect our intellectual property rights may not be sufficient.

Our business depends on our ability to commercially exploit our technology and intellectual property rights, including our technological systems and data processing algorithms. We rely on laws relating to trade secrets, copyright, and trademarks to assist in protecting our proprietary rights. However, there is a risk that unauthorized use or copying of our software, data, specialized technology, trademarks or platforms will occur. In addition, there is a risk that the validity, ownership, registration or authorized use of intellectual property rights relevant to our business may be successfully challenged by third parties. This could involve significant expense and potentially the inability to use the intellectual property rights in question. If an alternative cost-effective solution were not available, there may be a material adverse impact on our financial position and performance. Such disputes may also temporarily adversely impact our performance or ability to integrate new systems, which may adversely impact our income and financial position.

There is a risk that we will be unable to register or otherwise protect new intellectual property rights we develop in the future, or which are developed on our behalf by contractors. In addition, competitors may be able to work around any of our intellectual property rights, or independently develop technologies, or competing payment products or services that are not protected by our intellectual property rights. Our competitors may then be able to offer identical or very similar services or services that are otherwise competitive against those we provide, which could adversely affect our business. We will also face risks in connection with any further or resumed activities related to international expansion, including in countries that may have less protection for our intellectual property rights than the United States. We currently hold registered trademarks in the United States, the United Kingdom (“UK”), the European Union and India, and we have pending trademark applications in Canada and Brazil. There is a risk that our trademarks and other intellectual property rights may not be adequate to protect our brand or proprietary technology or may conflict with the registered trademarks or other intellectual property rights of other companies, both domestically and abroad, which may require us to rebrand our product and service offerings, obtain costly licenses, defend against third-party claims, or substantially change our product or service offerings. Should such risks manifest, we may be required to expend considerable resources and divert the attention of our management, which could have an adverse effect on our business and results of operations.

We may be sued by third parties for alleged infringement, misappropriation, or other violation of their intellectual property or other proprietary rights.

Our success depends, in part, on our ability to develop and commercialize our products and services without infringing, misappropriating, or otherwise violating the intellectual property or other proprietary rights of third parties. Third parties have alleged in the past, and there is a risk that third parties may in the future allege or claim, that our solutions or intellectual property infringe, misappropriate, or otherwise violate third-party intellectual property or other proprietary rights, and we may become involved in disputes, including actual or threatened litigation, from time to time concerning these rights. Relatedly, competitors or other third parties may raise claims alleging that service providers or other third parties retained or indemnified by us, infringe on, misappropriate, or otherwise violate such competitors’ or other third parties’ intellectual property or other proprietary rights. These claims of infringement, misappropriation, or other violation may be extremely broad, and it may not be possible for us to conduct our operations in such a way as to avoid all such alleged violations of such intellectual property or other proprietary rights. We also may be unaware of third-party intellectual property or other proprietary rights that cover or otherwise relate to some or all of our products and services.

Given the complex, rapidly changing, and competitive technological and business environment in which we operate, and the potential risks and uncertainties of intellectual property-related litigation, a claim of infringement, misappropriation, or other violation against us may require us to spend significant amounts of time and other resources to defend against the claim (even if we ultimately prevail), pay significant money damages, lose significant revenues, be prohibited from using the relevant systems, processes, technologies, or other intellectual property (temporarily or permanently), cease offering certain products or services, obtain a license, which may not be available on commercially reasonable terms or at all, or redesign our products or services or functionality therein, which could be costly, time-consuming, or impossible. Moreover, the volume of intellectual-property-related claims, and the mere specter of threatened litigation, could distract our management from the day-to-day operations of our business. The direct and indirect costs of addressing these actual and threatened disputes may have an adverse impact on our operations, reputation, and financial performance. Some of the aforementioned risks of infringement, misappropriation, or other violation, in particular with respect to patents, are potentially increased due to the nature of our business, industry, and intellectual property portfolio. In addition, our insurance may not cover potential claims of this type adequately or at all, and we may be required to pay monetary damages, which may be significant and result in a material adverse effect on our results of operations and financial condition.

Some aspects of our products and services incorporate open source software, and our use of open source software could negatively affect our business, results of operations, financial condition, and prospects.

Some of our systems incorporate and are dependent on the use and development of open source software. Open source software is software licensed under an open source license, which may include a requirement that we make available, or grant licenses to, any modifications or derivative works created using the open source software, make our proprietary source code publicly available, or make our products or services available for free or for nominal amounts. If an author or other third party that uses or distributes such open source software were to allege that we had not complied with the legal terms and conditions of one or more of these open source licenses, we could incur significant legal expenses defending against such allegations, could be subject to significant damages, and could be required to comply with these open source licenses in ways that cause substantial competitive harm to our business.

The terms of various open source licenses have not been interpreted by U.S. and international courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our products or services. In such an event, we could be required to re-engineer all or a portion of our technologies, seek licenses from third parties in order to continue offering our products and services, discontinue the use of our platform in the event re-engineering cannot be accomplished, or otherwise be limited in the licensing of our technologies, each of which could reduce or eliminate the value of our technologies and loan products and services. If portions of our proprietary software are determined to be subject to an open source license, we could also be required to, under certain circumstances, publicly release or license, at no cost, our products or services that incorporate the open source software or the affected portions of our source code, which could allow our competitors or other third parties to create similar products and services with lower development effort, time, and costs, and could ultimately result in a loss of transaction volume for us. We cannot ensure that we have not incorporated open source software in our software in a manner that is inconsistent with the terms of the applicable license or our current policies, and we or our third party contractors or suppliers may inadvertently use open source in a manner that we do not intend or that could expose us to claims for breach of contract or intellectual property infringement, misappropriation, or other violation. If we fail to comply, or are alleged to have failed to comply, with the terms and conditions of our open source licenses, we could be required to incur significant legal expenses defending such allegations, be subject to significant damages, be enjoined from the sale of our products and services, and be required to comply with onerous conditions or restrictions on our products and services, any of which could be materially disruptive to our business.

In addition to risks related to license requirements, usage of open source software can lead to greater risks than use of third-party commercial software because open source licensors generally do not provide warranties or other contractual protections regarding infringement, misappropriation, or other violations, the quality of code, or the origin of the software. Many of the risks associated with the use of open source software cannot be eliminated and could adversely affect our business, results of operations, financial condition, and prospects. For instance, open source software is often developed by different groups of programmers outside of our control that collaborate with each other on projects. As a result, open source software may have security vulnerabilities, defects, or errors of which we are not aware. Even if we become aware of any security vulnerabilities, defects, or errors, it may take a significant amount of time for either us or the programmers who developed the open source software to address such vulnerabilities, defects, or errors, which could negatively impact our products and services, including by adversely affecting the market’s perception of our products and services, impairing the functionality of our products and services, delaying the launch of new products and services, or resulting in the failure of our products and services, any of which could result in liability to us, our vendors, and our service providers. Further, our adoption of certain policies with respect to the use of open source software may affect our ability to hire and retain employees, including engineers.

Any loss of licenses or any quality issues with third-party technologies that support our business operations or are integrated with our products or services could have an adverse impact on our reputation and business.

In addition to open source software, we rely on certain technologies that we license from third parties, which we may use to support our business operations and incorporate into our products or services. This third-party technology may currently or could, in the future, infringe, misappropriate, or violate the intellectual property rights of third parties, or the licensors of such technology may not have sufficient rights to the technology they license us in all jurisdictions in which we may offer our products or services. We engage third parties to provide a variety of technology to support our business infrastructure. Any failure on the part of our third-party providers or of our business infrastructure to operate effectively, stemming from maintenance problems, upgrading or transitioning to new platforms, a breach in security, or other unanticipated problems could result in interruptions to or delays in to our operations or our products or services. The licensors of third-party technology we use may discontinue their offerings or change the terms under which their technology is licensed. If we are unable to continue to license any of this technology on terms we find acceptable, or if there are quality, security, or other substantive issues with any of this technology, we may face delays in releases of our solutions or we may be required to find alternative vendors or remove functionality from our solutions or internal business infrastructure. In addition, our inability to obtain certain licenses or other rights might require us to engage in litigation regarding these matters. Any of the foregoing could have a material adverse effect on our business, financial condition, and results of operations.

Misconduct and errors by our employees, vendors, and service providers could harm our business and reputation.

We are exposed to many types of operational risk, including the risk of misconduct and errors by our employees, vendors, and other service providers. Our business depends on our employees, vendors, and service providers to process a large number of increasingly complex transactions, including transactions that involve significant dollar amounts and loan transactions that involve the use and disclosure of personal and business information. We could be materially and adversely affected if transactions were redirected, misappropriated, or otherwise improperly executed, personal and business information was disclosed to unintended recipients, or an operational breakdown or failure in the processing of other transactions occurred, whether as a result of human error, a purposeful sabotage or a fraudulent manipulation of our operations or systems. If any of our employees, vendors, or service providers take, convert, or misuse funds, documents, or data, or fail to follow protocol when interacting with consumers and merchants, we could be liable for damages and subject to regulatory actions and penalties. We could also be perceived to have facilitated or participated in the illegal misappropriation of funds, documents, or data, or the failure to follow protocol, and therefore be subject to civil or criminal liability. It is not always possible to identify and deter misconduct or errors by employees, vendors, or service providers, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses. Any of these occurrences could result in our diminished ability to operate our business, potential liability to consumers and merchants, inability to attract future consumers and merchants, reputational damage, regulatory intervention, and financial harm, which could negatively impact our business, results of operations, financial condition, and prospects.

Our business is subject to the risks of fires, floods, pandemics, and other natural catastrophic events and to interruption by man-made issues such as strikes.

Our systems and operations are vulnerable to damage or interruption from fires, floods, power losses, telecommunications failures, strikes, health pandemics, and similar events. A significant natural disaster in locations in which we have employees, offices or other facilities could have a material adverse effect on our business, results of operations, financial condition, and prospects, and our insurance coverage may be insufficient to compensate us for losses that may occur. In addition, strikes, wars, terrorism, and other geopolitical unrest could cause disruptions in our business and lead to interruptions, delays, or loss of critical data. We may not have sufficient protection or an effective recovery plan in certain circumstances, and our business interruption insurance may be insufficient or inadequate to recoup losses that we incur from these occurrences.

We may not have adequate insurance to cover losses and liabilities.

We maintain insurance we consider appropriate for our business needs. However, we may not be insured against all risks, either because appropriate coverage is not available or because we consider the applicable premiums to be excessive in relation to the perceived benefits that would accrue. Accordingly, we may not be insured at all or fully insured against all losses and liabilities that could unintentionally arise from our operations. The incurrence of uninsured or partially insured losses or liabilities could have a material adverse effect on our business, results of operations and financial condition.

Any inability to retain our employees or recruit additional employees could adversely impact our financial position.

Our ability to effectively execute our growth strategy depends upon the performance and expertise of our employees. We rely on experienced managerial and highly qualified technical employees to develop and operate our technology and to direct operational employees to manage the operational, sales, compliance and other functions of our business.

There is a risk that we may not be able to attract and retain key employees or be able to find effective replacements in a timely manner. The loss of employees, or any delay in their replacement, could impact our ability to operate our business and achieve our growth strategies, including through the development of new systems and technology. There is a risk that we may not be able to recruit suitably qualified and talented employees in a timeframe that meets our growth objectives. This may result in delays in the integration of new systems, development of technology and general business expansion. There is also a risk that we will be unable to retain existing employees, or recruit new employees, on terms of retention that are as attractive to us as past agreements. Our inability to retain our key employees or recruit additional employees, in particular key employees, would likely have a material adverse effect on our business, results of operation and financial condition.

In addition, since March 2020 we have transitioned to a primarily remote-first working environment, with only a modest in-office presence of hybrid workers. There is a risk that continuing such an arrangement in the future may decrease the cohesiveness of our teams and our ability to maintain our culture, both of which are critical to our success. Additionally, a remote-first working environment may impede our ability to undertake new business projects, to foster a creative environment, to hire new team members, and to retain existing team members. Such effects may adversely affect the productivity of our team members and overall operations, which could have a material adverse effect on our business, results of operations, financial condition, and prospects.

Risks Related to Our Regulatory Environment

The BNPL industry is subject to various state and federal laws in the United States and federal, provincial and territorial laws in Canada concerning consumer finance, and the costs to maintain compliance with such laws and regulations may be significant.

We are subject to a range of state and federal laws and regulations concerning consumer finance that change periodically. These laws and regulations include but are not limited to state lending licensing or other state licensing or registration laws, consumer credit disclosure laws such as the Truth in Lending Act (“TILA”), the Fair Credit Reporting Act (“FCRA”) and other laws concerning credit reports and credit reporting, the Equal Credit Opportunity Act (“ECOA”) which addresses anti-discrimination, the Electronic Fund Transfer Act (“EFTA”) which governs electronic money movement, a variety of anti-money laundering and anti-terrorism financing rules, the Telephone Consumer Protection Act (“TCPA”) and other laws concerning initiating phone calls or text messages, the Electronic Signatures in Global and National Commerce Act, debt collection laws, laws governing short-term consumer loans and general consumer protection laws, such as laws that prohibit unfair, deceptive, misleading or abusive acts or practices. There is also the potential that we may become subject to additional legal or regulatory requirements if our business operations, strategy or geographic reach expand in the future. These laws and regulations may also change in the future, and they may be applied to us and our products in a manner that we do not currently anticipate. While we have developed policies and procedures designed to assist in compliance with laws and regulations applicable to our business, no assurance is given that our compliance policies and procedures will be effective. We may not always have been, and may not always be, in compliance with these laws and regulations and such non-compliance could have a material adverse effect on our business, results of operations and financial condition.

In Canada, we are subject to a range of federal and provincial laws and regulations including, but not limited to, provincial and territorial consumer finance legislation (including prohibition on late fees, limits on default charges, debt collection laws and requirements), consumer lender licensing or registration laws, consumer contract and credit disclosure laws, credit advertising requirements, e-commerce laws and unfair practices regulation, Canadian sanctions laws, federal and provincial-level private sector privacy laws, federal Canadian anti-spam legislation, federal and provincial human rights legislation, Quebec Charter of French language laws and requirements, and regulation under Payments Canada Rule H1- Pre-Authorized Debit Rules in respect of the acceptance of payments from Canadian bank accounts. There is also the potential that we may become subject to additional legal or regulatory requirements if our business operations, strategy or geographic reach expand in the future.

New laws or regulations, or laws and regulations in new markets, could also require us to incur significant expenses and devote significant management attention to ensure compliance. In addition, our failure to comply with these new laws or regulations, or laws and regulations in new markets, may result in litigation or enforcement actions, the penalties for which could include: revocation of licenses, fines and other monetary penalties, civil and criminal liability, substantially reduced payments by borrowers, modification of the original terms of loans, permanent forgiveness of debt, or inability to, directly or indirectly, collect all or a part of the principal of or interest on loans. Further, we may not be able to respond quickly or effectively to regulatory, legislative, and other developments, and these changes may in turn impair our ability to offer our existing or planned features, products, and services and/or increase our cost of doing business.

In the United States, we have certain state lending licenses and other licenses, which subject us to supervisory oversight from these license authorities and periodic examinations. Our business is also generally subject to investigation by regulators and enforcement agencies, regardless of whether we have a license from such authorities. These regulators and enforcement agencies may receive complaints about us. Investigations or enforcement actions may be costly and time consuming. Enforcement actions by such regulators and enforcement agencies could lead to fines, penalties, consumer restitution, the cessation of our business activities in whole or in part, or the assertion of private claims and lawsuits against us. In the United States, these regulators and agencies at the state level include state licensing agencies, financial regulatory agencies, and attorney general offices. At the federal level in the United States, these regulators and agencies include the Federal Trade Commission (“FTC”), the CFPB, FinCEN, and OFAC, any or all of which could subject us to burdensome rules and regulations that could increase costs and use of our resources in order to satisfy our compliance obligations.

In Canada, we are appropriately licensed as a lender and/or have structured our business activities to avoid a licensing requirement in each of the Canadian provinces that require such licenses. In connection with our business activities, we are also generally subject to consumer protection legislation and other laws and, on that basis, our business is also generally subject to regulatory oversight and supervision from federal and/or provincial regulators in respect of those activities, regardless of whether we have a license. These regulators and enforcement agencies generally act on a complaints-basis and may receive consumer complaints about us. Investigations or enforcement actions may be costly and time consuming. Enforcement actions by such regulators and enforcement agencies could lead to fines, penalties, consumer restitution, the cessation of our business activities in whole or in part, or the assertion of private claims and lawsuits against us.

Compliance with these laws and regulations is costly, time-consuming, and limits our operational flexibility. There is also a risk that if we fail to comply with these laws, regulations, and any related industry compliance standards, such failure may result in significantly increased compliance costs, cessation of certain business activities or the ability to conduct business, litigation, regulatory inquiries or investigations, and significant reputational damage.

If loans made by us under our state lending licenses are found to violate applicable state lending and other laws, or if we were found to be operating without having obtained necessary licenses or approvals, it could adversely affect our business, results of operations, financial condition, and prospects.

Certain states have adopted laws regulating and requiring licensing, registration, notice filing, or other approval by parties that engage in certain activity regarding consumer finance transactions. Furthermore, certain states and localities have also adopted laws requiring licensing, registration, notice filing, or other approval for consumer debt collection or servicing, and/or purchasing or selling consumer loans. We have obtained lending licenses or made applicable notice filings in certain states, and may in the future pursue obtaining additional licenses or making additional notice filings. The loans we may originate on our platform pursuant to these state licenses are subject to state licensing and interest rate restrictions, as well as numerous state requirements regarding consumer protection, interest rate, disclosure, prohibitions on certain activities, and loan term lengths. We cannot assure you that we will be successful in obtaining state licenses in other states or that we have not yet been required to apply for.

The application of some consumer financial licensing laws to our platform and the related activities it performs is unclear. In addition, state licensing requirements may evolve over time. If we were found to be in violation of applicable state licensing requirements by a court or a state, federal, or local enforcement agency, or agree to resolve such concerns by voluntary agreement, we could be subject to or agree to pay fines, damages, injunctive relief (including required modification or discontinuation of our business in certain areas), criminal penalties, and other penalties or consequences, and the loans facilitated through our platform could be rendered void or unenforceable in whole or in part, any of which could have an adverse effect on the enforceability or collectability of the loans facilitated through our platform.

Litigation, regulatory actions, and compliance issues could subject us to fines, penalties, judgments, remediation costs, and requirements resulting in increased expenses.

In the ordinary course of business, we have been, are, or may be named as a defendant in various legal actions, including arbitrations and other litigation. From time to time, we may also be involved in, or the subject of, reviews, requests for information, investigations, and proceedings (both formal and informal) by state and federal governmental agencies, including banking regulators, the FTC, and the CFPB, regarding our business activities and our qualifications to conduct our business in certain jurisdictions, which could subject us to fines, penalties, obligations to change our business practices, and other requirements resulting in increased expenses and diminished earnings. Our involvement in any such matter also could cause harm to our reputation and divert management attention from the operation of our business, even if the matters are ultimately determined in our favor. Moreover, any settlement, or any consent order or adverse judgment, in connection with any formal or informal proceeding or investigation by a government agency, may prompt litigation or additional investigations or proceedings as other litigants or other government agencies begin independent reviews of the same or similar activities.

In addition, a number of participants in the consumer finance industry have been and are the subject of putative class action lawsuits; state attorney general actions and other state regulatory actions; federal regulatory enforcement actions, including actions relating to alleged UDAAP; violations of state licensing and lending laws, including state interest rate limits; actions alleging discrimination on the basis of race, ethnicity, gender, or other prohibited bases; and allegations of noncompliance with various state and federal laws and regulations relating to originating and servicing consumer finance loans. Recently, some of our competitors in the BNPL space are subject to ongoing class action litigation, including allegations of unfair business and deceptive practices, and we may become subject to similar types of litigation in the future. The current regulatory environment, increased regulatory compliance efforts, and enhanced regulatory enforcement have resulted in significant operational and compliance costs and may prevent us from providing certain products and services. There is no assurance that these regulatory matters or other factors will not, in the future, affect how we conduct our business and, in turn, have an adverse effect on our business. In particular, legal proceedings brought under state consumer protection statutes or under several of the various federal consumer financial services statutes subject to the jurisdiction of the CFPB and FTC may result in a separate fine for each violation of the statute, which, particularly in the case of class action lawsuits, could result in damages in excess of the amounts we earned from the underlying activities.

Stringent and changing laws and regulations relating to privacy and data protection could result in claims, harm our results of operations, financial condition, and prospects, or otherwise harm our business.

We are subject to a variety of laws, rules, directives, and regulations, as well as contractual obligations, relating to the processing of personal information, including personally identifiable information. The legal and regulatory environment relating to privacy and data protection laws continues to develop and evolve in ways we cannot predict, including with respect to technologies such as cloud computing, artificial intelligence, and machine learning. Any failure or alleged failure by us to comply with our privacy policies as communicated to customers or with privacy and data protection laws could result in proceedings or actions against us by data protection authorities, other government agencies, or others, which could subject us to significant fines, penalties, judgments, and negative publicity, require us to change our business practices, increase the costs and complexity of compliance, result in reputational harm, and materially harm our business. Compliance with inconsistent privacy and data protection laws may also restrict or limit our ability to provide products and services to our customers, or alternatively increase our costs in ways that could materially and adversely affect our financial position.

We also use artificial intelligence and machine learning (“AI/ML”), including for fraud detection and credit risk analysis. If the AI/ML models are incorrectly designed, the data we use to train them is incomplete, inadequate, or biased in some way, or we do not have sufficient rights to use the data on which our AI/ML models rely, the performance of our products, services, and business, as well as our reputation, could suffer or we could incur liability through the violation of laws, third-party privacy, or other rights, or contracts to which we are a party. In addition, future privacy and data protection laws, rules, directives, and regulations may complicate or limit efforts to use data in connection with AI/ML.

We publicly post policies and documentation regarding our practices concerning the processing of personal information. This publication of our privacy policy and other documentation that provide information about our privacy and security practices is required by applicable law and can subject us to proceedings and actions brought by data protection authorities, government entities, or others (including, potentially, in class action proceedings brought by individuals) if our policies are alleged to be deceptive, unfair, or misrepresentative of our actual practices. Although we endeavor to comply with our published policies and documentation consistent with applicable law, we may at times fail to do so or be alleged to have failed to do so.

Furthermore, many jurisdictions in which we operate (and have operated in the past) globally have enacted, or are in the process of enacting, data privacy legislation or regulations aimed at creating and enhancing individual privacy rights. Numerous U.S. states have enacted or are in the process of enacting state level data privacy laws and regulations governing the collection, use, and retention of their residents’ personal information, including the California Consumer Privacy Act, California Privacy Rights Act, Virginia Consumer Data Protection Act, Colorado Privacy Act, Utah Consumer Privacy Act, and Connecticut Data Privacy Act. Internationally, we are currently or have in the past been subject to the Canadian Personal Information Protection and Electronic Documents Act in Canada, and the General Data Protection Regulation in the EU. The continued proliferation of privacy laws in the jurisdictions in which we operate is likely to result in a disparate array of privacy rules with unaligned or conflicting provisions, accountability requirements, individual rights, and national or local enforcement powers, which could lead to increased regulatory scrutiny and business costs, or unintended consumer confusion. It may also increase our potential liability and may inhibit our operations to the extent that such requirements do not allow international transfers of personal information or otherwise restrict our processing of personal information or the availability of personal information to us.

Our failure, or the failure of any third party with whom we conduct business, to comply with privacy and data protection laws could result in potentially significant regulatory investigations and government actions, litigation, fines, or sanctions, consumer, funding source, bank partner, or merchant actions, and damage to our reputation and brand, all of which could have a material adverse effect on our business. Complying with privacy and data protection laws and regulations may cause us to incur substantial operational costs or require us to change our business or privacy and security practices. We may not be successful in our efforts to achieve compliance either due to internal or external factors, such as resource allocation limitations or a lack of cooperation from third parties. We have in the past, and may in the future, receive complaints or notifications from third parties, including individuals, alleging that we have violated applicable privacy and data protection laws and regulations.

Non-compliance could result in proceedings against us by governmental entities, consumers, data subjects, or others. We may also experience difficulty retaining or obtaining new consumers in these jurisdictions due to the legal requirements, compliance cost, potential risk exposure, and uncertainty for these entities, and we may experience significantly increased liability with respect to these consumers pursuant to the terms set forth in our agreements with them.

Any claims regarding our inability to adequately address privacy and data protection concerns, even if unfounded, or to comply with applicable privacy and data protection laws, regulations, contractual requirements, and policies, could result in additional cost and liability to us, damage our reputation, and adversely affect our business. Privacy and data protection concerns, whether valid or not, may inhibit market adoption of our products and services, particularly in certain industries and jurisdictions. If we are not able to quickly adjust to changing laws, regulations, and standards related to the internet, our business may be harmed.

Risks Related to Shares of Our Common Stock

Our existing major stockholders own a large percentage of our stock and can exert significant influence over us.

Our existing major stockholders, particularly Charles Youakim and to a lesser extent, Paul Paradis, together hold approximately 47.2% of all shares of our common stock outstanding as of March 14, 2023 (including shares represented by CHESS Depositary Interests, CDIs), and can exert significant influence over us, including in relation to the election of directors, the appointment of new management and the potential outcome of matters submitted to the vote of stockholders. As a result, other stockholders will have minimal control and influence over any matters submitted to our stockholders. There is a risk that the interests of these existing major stockholders may be different from those of other stockholders.

We are an “emerging growth company,” and the reduced U.S. public company reporting requirements applicable to emerging growth companies may make shares of our common stock less attractive to investors.

We qualify as an “emerging growth company,” as defined in the JOBS Act. For so long as we remain an emerging growth company, we are permitted and plan to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These provisions include, but are not limited to: being permitted to have only two years of audited financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations disclosure; an exemption from compliance with the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act; not being required to comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements; reduced disclosure obligations regarding executive compensation arrangements in our periodic reports, registration statements and proxy statements; and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation, obtaining stockholder approval of any golden parachute payments not previously approved by stockholders, and providing pay versus performance disclosures. In addition, the JOBS Act permits emerging growth companies to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We intend to take advantage of the exemptions discussed above. As a result, the information we provide will be different than the information that is available with respect to other public companies. In this prospectus, we have not included all of the executive compensation-related information that would be required if we were not an emerging growth company. We cannot predict whether investors will find shares of our common stock less attractive if we rely on these exemptions. If some investors find shares of our common stock less attractive as a result, there may be a less active trading market for shares of our common stock, and the market price of shares of our common stock may be more volatile.

We will remain an emerging growth company until the earliest of (i) the last day of our fiscal year following the fifth anniversary of the date of our first sale of shares of our common stock pursuant to an effective registration statement under the Securities Act, (ii) the first fiscal year after our annual gross revenues exceed $1.07 billion, (iii) the date on which we have, during the immediately preceding three-year period, issued more than $1.00 billion in non-convertible debt securities or (iv) the end of any fiscal year in which the market value of shares of our common stock held by non-affiliates exceeds $700 million as of the end of the second quarter of that fiscal year. Once we are no longer eligible for emerging growth company status, we will be subject to increased costs related to expanded disclosure requirements.

We will incur significant costs and are subject to additional regulations and requirements as a public company in both Australia and the United States, including compliance with the reporting requirements of the Exchange Act, the requirements of the Sarbanes-Oxley Act and the listing standards of ASX and the Nasdaq Global Market. In addition, key members of our management team have limited experience managing a public company.

As a U.S. public company, we will incur significant legal, accounting and other expenses that are not incurred by companies listed solely on the ASX, including costs associated with U.S. public company reporting requirements. Compliance with these requirements will place a strain on our management, systems and resources. The Exchange Act requires us to file annual, quarterly and current reports with respect to our business and financial condition within specified time periods and to prepare a proxy statement with respect to our annual meeting of stockholders. We also have incurred and will continue to incur costs associated with the Sarbanes-Oxley Act and rules implemented by the SEC and the ASX. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures, and internal controls over financial reporting. The ASX requires, and upon listing on the Nasdaq Global Market, Nasdaq will require, that we comply with various corporate governance requirements. The expenses generally incurred by U.S. public companies for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. These laws and regulations also could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on our board committees or as our executive officers. Advocacy efforts by stockholders and third parties may also prompt even more changes in governance and reporting requirements. Furthermore, if we are unable to satisfy our obligations as a listed company, we could be subject to delisting of our common stock on the ASX or any U.S. securities exchange on which our shares may be listed for trading,, as well as fines, sanctions and other regulatory action and civil litigation.

Many members of our management team have limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our transition to being a public company in the United States, being subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors, as well as the interaction of such oversight and reporting obligations with those applicable under ASX listing and regulatory requirements. These new obligations and constituents may require us to employ additional specialized staff and seek advice from third party service provides. They will also require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, results of operations and financial condition.

If we discover a material weakness in our internal control over financial reporting that we are unable to remedy or otherwise fail to maintain effective internal control over financial reporting or disclosure controls and procedures, our ability to report our financial results on a timely and accurate basis may be adversely affected.

We are required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of internal controls over financial reporting. As an emerging growth company, our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting pursuant to Section 404(b) until the later of (i) the year following our first annual report required to be filed with the SEC or (ii) the date we are no longer an emerging growth company. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating.

To comply with the requirements of being a U.S. public company, we have undertaken various actions, and will need to take additional actions, such as implementing numerous internal controls and procedures and hiring additional accounting or internal audit staff or consultants. Testing and maintaining internal control can divert our management’s attention from other matters that are important to the operation of our business. Additionally, when evaluating our internal control over financial reporting, we may identify material weaknesses that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404.

To comply with Section 404 on an ongoing basis, we expect to incur substantial cost, expend significant management time on compliance-related issues and hire and retain accounting, financial, and internal audit staff with appropriate public company experience and technical accounting knowledge. Moreover, if we are not able to comply with the requirements of Section 404 in a timely manner, if we or our independent registered public accounting firm identify continued deficiencies in our disclosure controls and procedures, or deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting once we are no longer an emerging growth company, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected. We could also become subject to investigations by the SEC, the Australian Securities and Investments Commission, the ASX, and other regulatory authorities, which could require additional financial and management resources. In addition, if we fail to remedy any material weakness, our financial statements could be inaccurate and we could face restricted access to capital markets.

The different characteristics of the capital markets in Australia and the United States may negatively affect the trading prices of our CDIs and common stock, and may limit our ability to take certain actions typically performed by a U.S. company.

We are subject to ASX listing and associated Australian regulatory requirements, and intend to concurrently list our shares on the Nasdaq Global Market as well, which has its own listing and regulatory requirements. Such exchanges have different trading hours, trading characteristics (including trading volume and liquidity), trading and listing rules, and investor bases (including different levels of retail and institutional participation). As a result of these differences, the trading prices of our CDIs and our common stock may not be the same, even allowing for currency differences. Fluctuations in the price of our common stock due to circumstances peculiar to the U.S. capital markets could materially and adversely affect the price of the CDIs, or vice versa. Certain events having significant negative impact specifically on the Australian capital markets may result in a decline in the trading price of our CDIs notwithstanding that such event may not impact the trading prices of securities listed in Australia generally or to the same extent, or vice versa.

In addition, the listing and regulatory requirements of the ASX may limit our ability to take certain actions typically performed by a U.S. company. For example, ASX listing rules generally require stockholder approval for new share issuances in excess of 15% of the outstanding share capital. Failure to obtain this approval may make it more difficult for us to issue equity securities in the future at a time and at a price that we deem appropriate. ASX rules also require stockholder approval for the granting of options and restricted stock units to our directors, even when the underlying equity incentive plan has already been approved. This creates a risk that, if stockholders do not approve the grants, our directors will not receive their expected amount of equity compensation. This may make it more difficult for us to attract and retain directors, which could have a material adverse effect on our business, results of operations, financial condition, and prospects.

Further, ASX listing rules prohibit us from buying back shares of stock at a price which is 5% or more above the volume weighted average market price of our common stock, calculated over the last five days on which sales of the shares were recorded before the day on which the purchase under the buy-back was made, which, as a result, may make it more difficult to repurchase our common stock. In addition, should we wish to undertake a buy-back, the ASX may impose further requirements on us as if we were subject to the Australian Corporations Act of 2001 (Commonwealth of Australia (“Corporations Act”)), which may include the need to obtain shareholder approval to do so.

Lastly, the ASX listing rules generally prohibit the issuance of equity securities by a company without shareholder approval during the three-month period after it learns that a person is making, or proposes to make, a takeover for its securities. As a result, if a hostile takeover bid is made in respect of our CDIs or common stock, the ASX listing rules may limit our ability to issue equity securities, either as a counter-measure to the takeover bid or to fund operations.

Our common stock may trade on more than one stock exchange and this may result in price variations between the markets and volatility in our stock price.

Our CDIs are currently listed on the ASX and we intend to list our common stock on the Nasdaq Global Market. Trading in our common stock therefore may take place in different currencies (U.S. dollars on the U.S. securities exchange and Australian dollars on the ASX), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Australia). The trading prices of our CDIs and our common stock on two markets may differ as a result of these, or other, factors. Any decrease in the price of our CDIs or common stock on either market could cause a decrease in the trading prices of our CDIs or our common stock on the other market. In addition, investors may seek to profit by exploiting the difference, if any, between the price of our CDIs on the ASX and the price of shares of our common stock on a U.S. securities exchange. Such arbitrage activities could cause our share price in the market with the higher value to decrease to the price set by the market with the lower value and could also lead to significant volatility in the price of our common stock.

If we are not able to maintain sufficient cash funds, we may cease trading on the ASX and Nasdaq Global Market.

If we are not able to maintain sufficient funds to fund our activities or if ASX considers that our financial position is not adequate to warrant the continued quotation of our CDIs on ASX, ASX may suspend our CDIs from quotation. Similarly, if we fail to satisfy the continued listing rules of the Nasdaq Global Market, Nasdaq may delist our common stock. Each instance would limit our liquidity and, in particular, could harm the ability of CDI and common stock holders to liquidate their position in our company. In addition, the value of our company could decline if we are not able to maintain such listings.

An active, liquid, and orderly market for our common stock may not develop or be sustained. You may be unable to sell your shares of common stock at or above the price at which you purchased them.

Consistent with Regulation M and other federal securities laws applicable to our listing, we have not consulted with the Registered Stockholders or other existing stockholders regarding their desire or plans to sell shares in the public market or discussed with potential investors their intentions to buy our common stock in the open market. While our common stock may be sold by the Registered Stockholders pursuant to this prospectus or by our other existing stockholders in accordance with Rule 144 of the Securities Act of 1933, as amended (“the Securities Act”), unlike an underwritten initial public offering, there can be no assurance that any Registered Stockholders or other existing stockholders will sell any of their shares of common stock, and there may initially be a lack of supply of, or demand for, common stock on the Nasdaq Global Market or ASX. Conversely, there can be no assurance that the Registered Stockholders and other existing stockholders will not sell all of their shares of common stock, resulting in an oversupply of our common stock on the Nasdaq Global Market or ASX. In the case of a lack of supply of our common stock, the trading price of our common stock may rise to an unsustainable level. Further, institutional investors may be discouraged from purchasing our common stock if they are unable to purchase a block of our common stock in the open market in a sufficient size for their investment objectives due to a potential unwillingness of our existing stockholders to sell a sufficient amount of common stock at the price offered by such institutional investors and the greater influence individual investors have in setting the trading price. If institutional investors are unable to purchase our common stock in a sufficient amount for their investment objectives, the market for our common stock may be more volatile without the influence of long-term institutional investors holding significant amounts of our common stock. In the case of a lack of demand for our common stock, the trading price of our common stock could decline significantly and rapidly after our listing. Therefore, an active, liquid, and orderly trading market for our common stock may not initially develop or be sustained, which could significantly depress the trading price of our common stock and/or result in significant volatility, which could affect your ability to sell your shares of common stock.

None of our stockholders are party to any contractual lock-up agreement or other contractual restrictions on transfer. Following our listing, sales of substantial amounts of our common stock in the public markets, or the perception that sales might occur, could cause the trading price of our common stock to decline.

In addition to the supply and demand and volatility factors discussed above, sales of a substantial number of shares of our common stock into the public market, particularly sales by our directors, executive officers, and principal stockholders, or the perception that these sales might occur in large quantities, could cause the trading price of our common stock to decline.

As of December 31, 2022, we had 208,267,933 shares of common stock outstanding, all of which are “restricted securities” (as defined in Rule 144 under the Securities Act) and may be immediately sold either by the Registered Stockholders pursuant to this prospectus or by our other existing stockholders under Rule 144 since such shares held by such other stockholders will have been beneficially owned by non-affiliates for at least one year. Moreover, because we have been a reporting company subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act for 90 days and assuming the availability of certain public information about us, (i) non-affiliates who have beneficially owned our common stock for at least six months may rely on Rule 144 to sell their shares of common stock, and (ii) our directors, executive officers, and other affiliates who have beneficially owned our common stock for at least six months, including certain of the shares of common stock covered by this prospectus to the extent not sold hereunder, will be entitled to sell their shares of our common stock subject to volume limitations under Rule 144 and various vesting agreements.

In addition, we have filed a registration statement to register up to 52,279,139 shares issuable or subject to stock options and RSUs outstanding or reserved for future issuance under our equity compensation plans. As of December 31, 2022, we had options outstanding that, if fully vested and exercised, would result in the issuance of 11,272,619 shares of common stock, as well as 13,031,696 shares of common stock subject to RSU awards.

Accordingly, these shares will be able to be freely sold in the public market upon issuance, subject to applicable vesting requirements and compliance by affiliates with Rule 144.

None of our securityholders are subject to any contractual lock-up or other restriction on the transfer or sale of their shares.

Some provisions of our charter documents may have anti-takeover effects that could discourage an acquisition of us by others, even if an acquisition would be beneficial to our stockholders, and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our Fourth Amended and Restated Certificate of Incorporation (the “Amended Charter”) and our Third Amended and Restated Bylaws (“Amended Bylaws”) could make it more difficult for a third party to acquire us or increase the cost of acquiring us, even if doing so would benefit our stockholders, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions include:

●	advance notice procedures apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders;

●	our stockholders will only be able to take action at a meeting of stockholders and not by written consent;

●	only our chairman of the board of directors, our chief executive officer, our president, or a majority of the board of directors are authorized to call a special meeting of stockholders;

●	no provision in our Amended Charter or Amended Bylaws provides for cumulative voting, which limits the ability of minority stockholders to elect director candidates;

●	our Amended Charter authorizes undesignated preferred stock, the terms of which may be established and shares of which may be issued, without the approval of the holders of our capital stock; and

●	certain litigation against us can only be brought in Delaware.

These anti-takeover defenses could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take corporate actions other than those you desire.

Our charter designates the Court of Chancery of the State of Delaware as the exclusive forum for substantially all disputes between us and our stockholders and the federal district courts as the exclusive forum for Securities Act claims, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us.

Our charter provides that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed to us or our stockholders by any of our directors, officers, employees or stockholders, (iii) any action asserting a claim against us arising under the Delaware General Corporation Law (“DGCL”), our Amended Charter or our Amended Bylaws, (iv) any action to interpret, apply, enforce, or determine the validity of our Amended Charter or our Amended Bylaws, (v) any action governed by the internal affairs doctrine; provided that, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act, or to any claim for which the federal courts have exclusive jurisdiction. Our Amended Charter also provides that, unless we consent in writing to the selection of an alternative forum, the U.S. federal district courts shall be the exclusive forum for the resolution of any claims arising under the Securities Act. Under the Securities Act, federal and state courts have concurrent jurisdiction over all suits brought to enforce any duty or liability created by the Securities Act, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Accordingly, there is uncertainty as to whether a court would enforce such a forum selection provision as written in connection with claims arising under the Securities Act. By becoming a stockholder in our company, you will be deemed to have notice of and have consented to the provisions of our Amended Charter related to choice of forum. The choice of forum provisions in our Amended Charter may limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or may make such lawsuits more costly for stockholders. Additionally, the enforceability of choice of forum provisions in other companies’ governing documents has been challenged in legal proceedings, and it is possible that, in connection with any applicable action brought against us, a court could find the choice of forum provisions contained in our Amended Charter to be inapplicable or unenforceable in such action. If so, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations, and financial condition.

We do not currently expect to pay any cash dividends.

We do not currently expect to pay any cash dividends on our common stock for the foreseeable future. Instead, we intend to retain future earnings, if any, for the future operation and expansion of our business. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend on our results of operations (including our ability to generate cash flow in excess of expenses and our expected or actual net income), liquidity, cash requirements, financial condition, retained earnings and collateral and capital requirements, general business conditions, contractual restrictions, legal, tax and regulatory limitations, the effect of a dividend or dividends upon our financial strength ratings, and other factors that our board of directors deems relevant. See “Item 9. Market Price And Dividends On The Registrant’s Common Equity And Related Stockholder Matters — Dividend Policy.”

Risks Related to Our Existence as a Public Benefit Corporation and a Certified B Corporation

We operate as a Delaware public benefit corporation. As a public benefit corporation, we cannot provide any assurance that we will achieve our public benefit purpose.

As a public benefit corporation, we are required to produce a public benefit or benefits and to operate in a responsible and sustainable manner, balancing our stockholders’ pecuniary interests, the best interests of those materially affected by our conduct, and the public benefit or benefits identified by our Amended Charter. There is no assurance that we will achieve our public benefit purpose or that the expected positive impact from being a public benefit corporation will be realized, which could have a material adverse effect on our reputation, which in turn may have a material adverse effect on our business, results of operations and financial condition.

As a public benefit corporation, we are required to publicly disclose a report at least biennially on our overall public benefit performance and on our assessment of our success in achieving our specific public benefit purpose. If we are not timely or are unable to provide such reports, or if these reports are not viewed favorably by our investors, parties doing business with us or regulators or others reviewing our credentials, our reputation and status as a public benefit corporation may be harmed.

As a public benefit corporation, our focus on a specific public benefit purpose and producing a positive effect for society may negatively impact our financial condition.

Unlike traditional corporations, which have a fiduciary duty to focus exclusively on maximizing stockholder value, our directors have a fiduciary duty to consider not only the stockholders’ interests, but also our specific public benefit and the interests of other stakeholders affected by our actions. Therefore, we may take actions that we believe will be in the best interests of those stakeholders materially affected by our specific benefit purpose, even if those actions do not maximize our financial results, and we may be restricted from pursuing certain growth opportunities to the extent not consistent with our public benefit corporation (or B Corporation) status. While we intend for this public benefit designation and obligation to provide an overall net benefit to us and our customers, it could instead cause us to make decisions and take actions without seeking to maximize the income generated from our business, and hence available for distribution to our stockholders. Our pursuit of longer-term or non-pecuniary benefits may not materialize within the timeframe we expect, or at all, yet may have an immediate negative effect on any amounts available for distribution to our stockholders. Accordingly, being a public benefit corporation and complying with our related obligations could have a material adverse effect on our business, results of operations and financial condition. To the extent the market ties our stock price to the results of our business, operations and financial results, such material adverse effects would likely cause our stock price to decline.

As a public benefit corporation, we may be less attractive as a takeover target than a traditional company because our directors have a fiduciary duty to consider not only the stockholders’ financial interests, but also our specific public benefit and the interests of other stakeholders affected by our actions and, therefore, our stockholders’ ability to realize a return on their investments through an acquisition may be limited. Additionally, public benefit corporations may also not be attractive targets for activists or hedge fund investors because new directors would still have to consider and give appropriate weight to the public benefit along with shareholder value, and stockholders committed to the public benefit can enforce this through derivative suits. Further, by requiring that board of directors of public benefit corporations consider additional constituencies other than maximizing shareholder value, Delaware public benefit corporation law could potentially make it easier for a board to reject a hostile bid, even where the takeover would provide the greatest short-term financial yield to investors.

Our directors have a fiduciary duty to consider not only our stockholders’ interests, but also our specific public benefit and the interests of other stakeholders affected by our actions. If a conflict between such interests arises, there is no guarantee such a conflict would be resolved in favor of our stockholders.

While directors of traditional corporations are required to make decisions they believe to be in the best interests of their stockholders, directors of a public benefit corporation have a fiduciary duty to consider not only the stockholders’ interests, but also the company’s specific public benefit and the interests of other stakeholders affected by the company’s actions. Under Delaware law, directors are shielded from liability for breach of these obligations if they make informed and disinterested decisions that serve a rational purpose. Thus, unlike traditional corporations which must focus exclusively on stockholder value, our directors are not merely permitted, but obligated, to consider our specific public benefit and the interests of other stakeholders. In the event of a conflict between the interests of our stockholders and the interests of our specific public benefit or our other stakeholders, our directors must only make informed and disinterested decisions that serve a rational purpose; thus, there is no guarantee such a conflict would be resolved in favor of our stockholders, which could have a material adverse effect on our business, results of operations and financial condition, which in turn could cause our stock price to decline.

As a Delaware public benefit corporation, we may be subject to increased derivative litigation concerning our duty to balance stockholder and public benefit interest, the occurrence of which may have an adverse impact on our financial condition and results of operations.

Stockholders of a Delaware public benefit corporation (if they, individually or collectively, own at least two percent of the company’s outstanding shares) are entitled to file a derivative lawsuit claiming the directors failed to balance stockholder and public benefit interests. This potential liability does not exist for traditional corporations. Therefore, we may be subject to the possibility of increased derivative litigation, which would require the attention our management, and, as a result, may adversely impact our management’s ability to effectively execute our strategy. Additionally, any such derivative litigation may be costly, which may have an adverse impact on our financial condition and results of operations.

If we lose our certification as a B Corporation or our publicly reported B Corporation score declines, our reputation could be harmed and our business could be adversely affected.

Our business model and brand could be harmed if we were to lose our certification as a B Corporation or if state or federal regulators impede or otherwise delay or restrict our ability to make charitable contributions. Certified B Corporation status is a certification by a third-party, B Lab, which requires us to consider the impact of our decisions on our workers, customers, suppliers, community and the environment. We believe that certified B Corporation status has allowed us to build credibility and trust among our customers. Whether due to our choice or our failure to meet B Lab’s certification requirements or our failure to satisfy the re-certification requirements when applying for renewal every three years, any change in our status could create a perception that we are more focused on financial performance and no longer as committed to the values shared by certified B Corporations. Further, once certified, we must publish our assessment score on our website. Our reputation could be harmed if our publicly reported B Corporation score declines and there is a perception that we are no longer committed to the certified B Corporation standards. Similarly, our reputation could be harmed if we take actions that are perceived to be misaligned with B Lab’s values.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information in this prospectus includes “forward-looking statements”. All statements, other than statements of historical fact included in this prospectus, regarding our strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this prospectus, the words “could,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project”, “plan” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements described under the heading “Risk Factors” included in this prospectus. These forward-looking statements are based on our current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. There is a risk that such predictions, estimates, projections and other forward-looking statements will not be achieved. Nevertheless, and despite the fact that management’s expectations and estimates are based on assumptions management believes to be reasonable and data management believes to be reliable, our actual results, performance or achievements are subject to future risks and uncertainties, any of which could materially affect our actual performance. Risks and uncertainties that could affect such performance include, but are not limited to:

●	impact of the Buy-Now Pay-Later (“BNPL”) industry becoming subject to increased regulatory scrutiny;

●	impact of operating in a highly competitive industry;

●	impact of macro-economic conditions on consumer spending;

●	our ability to increase our merchant network, our base of consumers and underlying merchant sales (“UMS”);

●	our ability to effectively manage growth, sustain our growth rate and maintain our market share;

●	our ability to meet additional capital requirements;

●	impact of any loss of capital, or delay in accessing any capital, on deposit with a banking institution;

●	impact of exposure to consumer bad debts and insolvency of merchants;

●	impact of the integration, support and prominent presentation of our platform by our merchants;

●	impact of any data security breaches, cyberattacks, employee or other internal misconduct, malware, phishing or ransomware, physical security breaches, natural disasters, or similar disruptions;

●	impact of key vendors or merchants failing to comply with legal or regulatory requirements or to provide various services that are important to our operations;

●	impact of the loss of key partners and merchant relationships;

●	impact of exchange rate fluctuations in the international markets in which we operate;

●	our ability to protect our intellectual property rights;

●	our ability to retain employees and recruit additional employees;

●	impact of the costs of complying with various laws and regulations applicable to the BNPL industry in the United States and the international markets in which we operate; and

●	our ability to achieve our public benefit purpose and maintain our B Corporation certification.

We caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond our control. These risks include, but are not limited to, the risks described under “Risk Factors” in this prospectus. Should one or more of the risks or uncertainties described in this prospectus occur, or should underlying assumptions prove incorrect, our actual results and plans could differ materially from those expressed in any forward-looking statements.

The forward-looking statements, expressed or implied, included in this prospectus are made only as of the date hereof. Unless required by U.S. federal securities laws, we neither intend to nor assume any obligation to update these forward-looking statements for any reason after the date of this prospectus.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of shares of our common stock in this offering.

DIVIDEND POLICY

We anticipate that we will retain all available funds and any future earnings, if any, for use in the operation of our business and do not anticipate paying cash dividends in the foreseeable future. In addition, our credit facilities materially restrict, and future debt instruments may materially restrict, our ability to pay dividends on our common stock. Payment of future cash dividends, if any, will be at the discretion of our Board of Directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, the requirements of our current or then-existing debt instruments and other factors our Board of Directors deems relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of December 31, 2022.

This table should be read in conjunction with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Capital Stock,” and the consolidated financial statements and notes thereto appearing elsewhere in this prospectus.

As of December 31, 2022

Cash and cash equivalents	68,279,539

Debt(1)
Long term debt	250,000
Line of credit, net of unamortized debt issuance costs of $1,222,525	63,777,475
Stockholders’ equity:
Common stock, $0.00001 par value; 750,000,000 shares authorized; 209,270,070 shares issued; 204,230,939 shares outstanding	2,083
Additional paid-in capital	179,054,368
Treasury stock, at cost: 1,088,236 shares	(4,072,752)
Accumulated other comprehensive (loss) income	(643,974)
Accumulated deficit	(165,496,479)
Total stockholders’ equity	8,843,246
Total debt	64,027,475
Total capitalization	72,870,721

(1)	For a discussion of our existing indebtedness, see Note 7 “Long Term Debt” and Note 8 “Line of Credit” to our audited annual consolidated financial statements, included elsewhere in this prospectus.

The number of shares of our common stock common stock outstanding as of December 31, 2022 excludes 43,909,416 shares of our common stock reserved for issuance under our 2016, 2019 and 2021 Incentive Plans as of such date, as well as any future increases in the number of shares of our common stock reserved for issuance under the 2021 Incentive Plan.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATION

The following discussion should be read in conjunction with the financial statements and related notes that appear elsewhere in this prospectus. This discussion contains forward-looking statements that involve significant uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed in “Risk Factors” elsewhere in this prospectus. For further information, see “Cautionary Note Regarding Forward-Looking Statements” above.

Overview

We are a purpose-driven payments company that is on a mission to financially empower the next generation. Launched in 2017, we have built a digital payments platform that allows merchants to offer their consumers a flexible alternative to traditional credit. As of December 31, 2022, our platform has supported the business growth of 42 thousand Active Merchants while serving 2.9 million Active Consumers. Through our products we aim to enable consumers to take control over their spending, be more responsible, and gain access to financial freedom. Our vision is to create a digital ecosystem benefiting all of our stakeholders—merchants, consumers, employees, communities, and investors—while continuing to drive ethical growth.

The Sezzle Platform connects consumers with merchants via our core proprietary, digital payments platform that instantly extends credit at the point-of-sale. Our core product is differentiated from traditional lenders through our credit-and-capital-light approach, and we believe that it is mutually beneficial for our merchants and consumers given the network effects inherent in our platform. Our core product enables consumers to acquire merchandise upfront and spread payments over four equal, interest-free installments over six weeks. We realize high repeat usage rates by many of our consumers, with the top 10% of our consumers measured by Underlying Merchant Sales (UMS, as defined below) transacting an average of 41 times per year based on the transaction activity during the rolling twelve months ended December 31, 2022, although historical transaction activity is not an indication of future results.

Our core product offering is completely free for consumers who pay on time and use a bank account to make their installment payments, excluding their first payment; instead, we make most of our revenue by charging our merchants fees in the form of a merchant processing fee. We also offer two upgraded versions of the core Sezzle experience: Sezzle Premium and Sezzle Up. Sezzle Premium is a paid subscription service for consumers to access large, non-integrated “premium merchants” for a monthly or annual fee, in addition to other benefits. Sezzle Up is a credit-building solution for new-to-credit consumers that helps build their credit history and promotes credit responsibility. Additionally, we have expanded our product suite to provide consumers with access to a long-term installment lending option through partnerships with third-parties.

A critical component of our business model is the ability to effectively manage the repayment risk inherent in allowing consumers to pay over time. To that end, a team of Sezzle engineers and risk specialists oversee our proprietary systems, identify transactions with elevated risk of fraud, assess the credit risk of the consumer and assign spending limits, and manage the ultimate receipt of funds. Further, we believe repayment risk is more limited relative to other traditional forms of unsecured credit because consumers primarily settle 25% of the purchase value upfront. Additionally, ongoing user interactions allow us to continuously refine and enhance the effectiveness of these platform tools through machine learning.

Terminated Merger with Wholly-Owned Subsidiary of Zip

On July 11, 2022, Sezzle entered into a Termination Agreement (the “Termination Agreement”) with Zip Co Limited (“Zip”) to terminate the Agreement and Plan of Merger, dated February 28, 2022 (the “Merger Agreement”), by and among the Company, Zip, and Miyagi Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Zip (“Merger Sub”). Pursuant to the Termination Agreement, among other things, Sezzle received $11 million from Zip for reimbursement of merger-related costs on July 12, 2022, the Merger Agreement and other Transaction Agreements (including the Parent Support Agreements and the Company Support Agreements, each as defined in the Merger Agreement) were terminated by mutual consent of Sezzle and Zip. As part of the Termination Agreement, Sezzle and Zip also released each other from certain claims related to or arising out of the Merger Agreement and related transactions.

Factors Affecting Results of Operations

We have set out below a discussion of the key factors that have affected our financial performance and that are expected to impact our performance going forward.

Adoption of the Sezzle Platform

Our ability to profitably scale our business is reliant on adoption of the Sezzle Platform by both consumers and merchants. Changes in our Active Merchant and Active Consumer bases (as such terms are defined below) have had, and will continue to have, an impact on our results of operations. It is costly for us to recruit (and in some cases retain) Active Merchants. Turnover in our merchant base could result in higher than anticipated overhead costs.

We believe that we have built a sustainable, transparent business model in which our success is aligned with the financial success of our merchants and consumers. We earn fees from our merchants predominately based on a percentage of the UMS value plus a fixed fee per transaction, or a merchant processing fee. We pay our merchants for transaction value upfront net of the merchant fees owed to us and assume all costs associated with the consumer payment processing, fraud, and payment default. Merchant processing fees comprised approximately 74% and 81% of our total income for the years ended December 31, 2022 and 2021, respectively.

Growth and Diversification of Merchants offered on the Sezzle Platform

We depend on continued relationships with our current merchants or merchant partners and on the acquisition of new merchants to maintain and grow our business. As of December 31, 2022, we had 42 thousand Active Merchants on our platform. Our integration into scaled e-commerce platforms is expected to give more merchants the opportunity to offer Sezzle as a payment option at checkout, and we expect that our partnerships with larger retailers will familiarize more consumers with the Sezzle Platform.

In addition, investment in sales, co-marketing, and offering of competitively priced merchant fee rates and incentives are critical for us to onboard and retain merchants, as well as grow utilization of the Sezzle Platform. We currently provide our merchants with a toolkit to grow their businesses. Our merchants gain access to our marketing efforts that begin with a launch campaign to introduce new brands to Sezzle consumers. We face intense competitive pressure to bring new larger merchants on to our platform. In order to stay competitive, we have and may continue to adjust our pricing or offer incentives to larger merchants in order to increase UMS. These pricing structures with merchants include up-front cash payments, fee discounts, rebates, credits, performance-based incentives, marketing, and other support payments that impact our revenues and profitability. We expect to continue to incur substantial costs to acquire and retain these larger merchants. Certain agreements contain provisions that may require us to make payments to certain merchants and are contingent on us and/or the merchants meeting specified criteria, such as achieving implementation benchmarks. If we are not able to increase our volumes as predicted, these up-front cash payments, fee discounts, rebates, credits, performance-based incentives, marketing, and other support payments with certain merchants will impact our results of operations and financial performance.

There is a risk that we may lose merchants for a variety of reasons, including a failure to meet key contractual or commercial requirements, or merchants shifting to other service providers, including competitors or in-house offerings. We also face the risk that our key partners could become competitors of our business if such partners are able to determine how we have designed and implemented our model to provide our services. In the current year, we have prioritized our focus on merchant profitability, which has resulted in a slowdown in the growth of our merchant base.

New Products

Our expanding product suite enables us to further promote our mission of financial empowerment, and the adoption of these products by our consumers is expected to drive operating and financial performance. In 2021, we began working with other lending partners to offer consumers at participating merchants longer-term, monthly fixed-rate installment-loan products, which will support consumer purchases for big ticket items and earn us a fee on such transactions. Additionally, this year we phased-in the introduction of Sezzle Premium, a paid subscription service for consumers to access large, non-integrated “premium merchants” for a monthly or annual fee. We continue to seek out new partners to adopt our existing products and strategize on new products to complement our platform and core products, which we believe will have an impact on continued growth of our business.

Growth of our Consumer Base

To continue to grow our business, we need to maintain and increase our existing Active Consumer base and introduce new consumers to our platform. We rely heavily on our merchant base to offer our core product to new consumers at the point of sale for online transactions. We continue to provide offerings such as Sezzle Spend, which is a way we can issue rewards to Sezzle accounts for various reasons and often involve promotions to new consumers. As of December 31, 2022, we had 2.9 million Active Consumers on the platform. We realize high repeat usage rates as a result of our differentiated offering, with the top 10% of our consumers measured by UMS transacting 41 times per year based on the transaction activity during the rolling twelve months ended December 31, 2022, although historical transaction activity is not an indication of future results.

Managing Credit Risk

A critical component of our business model is the ability to effectively manage the repayment risk inherent in allowing consumers to pay over time. To that end, a team of Sezzle engineers and risk specialists oversee our proprietary systems, identify transactions with an elevated risk of fraud, assess the credit risk of the consumer and assign spending limits, and manage the ultimate receipt of funds. Because consumers primarily settle 25% of the purchase value upfront at the point of sale, we believe repayment risk is more limited relative to other traditional forms of unsecured consumer credit. Further, ongoing user interactions allow us to continuously refine and enhance the effectiveness of these platform tools through machine learning.

We absorb the costs of all core product uncollectible receivables from our consumers. The provision for uncollectible accounts is a significant component of our operating expenses, and excessive exposure to consumer repayment failure may impact our results of operations. We believe our systems and processes are highly effective and allow for predominantly accurate, real-time decisions in connection with the consumer transaction approval process. As our consumer base grows, the availability of data on consumer repayment behavior will also better optimize our systems and ability to make real-time consumer repayment capability decisions on a go forward basis. Optimizing repayment capacity decisions of our current and future consumer base may reduce our provision for uncollectible accounts and related charge-offs by providing optimal limitations on spending power to qualified consumers. During 2022 we began using a third-party collection agency in addition to our internal collections process, which further helps us lower our loss rates and manage credit risk.

Maintaining our Capital-Light Strategy

Maintaining our funding strategy and our low cost of capital is important to our ability to grow our business. We have created an efficient funding strategy which, in our view, has allowed us to scale our business and drive rapid growth. The speed with which we are able to recycle capital due to the short-term nature of our products has a multiplier effect on our committed capital.

Our funding helps drive our low cost of capital. We primarily rely on revolving credit facilities to fund our receivables over time and use merchant account payables as a secondary, low-cost funding source.

General Economic Conditions and Regulatory Climate

Our business depends on consumers transacting with merchants, which in turn can be affected by changes in general economic conditions. For example, the retail sector is affected by such macro-economic conditions as unemployment, interest rates, consumer confidence, economic recessions, downturns or extended periods of uncertainty or volatility, all of which may influence customer spending, and suppliers’ and retailers’ focus and investment in outsourcing solutions. This may subsequently impact our ability to generate income. Additionally, in weaker economic environments, consumers may have less disposable income to spend and so may be less likely to purchase products by utilizing our services and bad debts may increase as a result of consumers’ failure to repay the loans originated on the Sezzle Platform. Our industry is also impacted by numerous consumer finance and protection regulations, both domestic and international, and the prospects of new regulations, and the cost to comply with such regulations, have an ongoing impact on our results of operations and financial performance.

International Operations

We primarily operate in the United States and have operations in Canada, India, Brazil and certain countries in Europe. During the second quarter of 2022, we ceased payment processing activities in India, with the employees there continuing to support North American operations. Additionally, in the fourth quarter of 2022 we began the process of winding down operations in Europe and Brazil. Going forward, we plan to solely operate in the United States and Canada.

Seasonality

We experience seasonality as a result of spending patterns of our Active Consumers. Total income and UMS in the fourth quarter have historically been strongest for us, in line with consumer spending habits during the holiday shopping season, which has typically been accompanied by increased charge-offs when compared to the prior three quarters. This is most evident in merchant fees as these are recognized over the duration of the note with the consumer once the terms of the executed merchant agreement have been fulfilled and the merchant successfully confirms the transaction. In 2022, we saw a deviation from this historical trend due to our focus on profitability over top-line growth.

Key Operating Metrics

Underlying Merchant Sales

	For the years ended December 31,		Change
	2022	2021	$	%
	(in thousands)
Underlying Merchant Sales (“UMS”)	$1,743,386	$1,807,846	$(64,460)	(3.6)%

UMS is defined as the total value of sales made by merchants based on the purchase price of each confirmed sale where a consumer has selected the Sezzle Platform as the applicable payment option. UMS does not represent revenue earned by us, is not a component of our income, nor is included within our financial results prepared in accordance with U.S. GAAP. However, we believe that UMS is a useful operating metric to both us and our investors in assessing the volume of transactions that take place on the Sezzle Platform, which is an indicator of the success of our merchants and the strength of the Sezzle Platform.

For the years ended December 31, 2022 and 2021, UMS totaled $1.7 billion and $1.8 billion, respectively, which was a decrease of 3.6%. The year-over-year decrease is a result of our strategic shift in 2022 to focus on profitability over top-line growth.

Active Merchants and Active Consumers

	As of December 31,		Change
	2022	2021	#	%
	(in thousands)
Active Merchants	42	47	(5)	(10.4)%
Active Consumers	2,950	3,400	(450)	(13.3)%

Active Merchants is defined as merchants who have had transactions with us in the last twelve months. As of December 31, 2022, we had 42 thousand Active Merchants, a decrease of 10.4% when compared to the 47 thousand Active Merchants as of December 31, 2021. There is no minimum required number of transactions to meet the Active Merchant criteria.

Active Consumers is defined as unique end users who have placed an order with us within the last twelve months. As of December 31, 2022, we had 2.9 million Active Consumers, a decrease of 13.3% when compared to our 3.4 million Active Consumers as of December 31, 2021.

The decrease in Active Merchants and Active Consumers is driven by our prioritization of profitability. We tightened credit underwriting and offboarded unprofitable merchants in the current year, which resulted in a decrease of these metrics. Our ceasing of payment processing in India, Europe and Brazil resulted in a decrease in Active Merchants by one thousand and a decrease in Active Consumers by approximately 200 thousand.

Components of Results of Operations

Total Income

Sezzle’s total income is classified into two categories: transaction income and income from other services. Transaction income is comprised of all income earned from merchants, consumers, and other third-parties that relate to placing and processing orders on the Sezzle Platform. This primarily includes merchant processing fees, virtual card interchange revenue, and convenience fee income. Sezzle earns its income primarily from fees paid by merchants in exchange for Sezzle’s payment processing services. These merchant processing fees are applied to the underlying sales to consumers passing through the Company’s platform and are predominantly based on a percentage of the consumer order value plus a fixed fee per transaction. Sezzle also earns income through interchange fees through our virtual card solution. Virtual card interchange income is recognized at the time a virtual card transaction is processed. Additionally, Sezzle charges a convenience fee to consumers that choose to pay their installments using a debit or credit card (excluding the first installment). Sezzle does not charge a fee for using ACH on subsequent installments. Sezzle recognizes convenience fee income at the time the transaction is processed. Transaction income is reduced by direct loan origination fees. Such costs are comprised of costs paid to third-parties to obtain data for underwriting consumers which result in a successful transaction. Such costs which result in a declined order are recorded within third-party technology and data on the consolidated statements of operations and comprehensive loss.

Income from other services includes all other incomes earned from merchants, consumers, and other third-parties not included in transaction income. This includes account reactivation fees, reschedule fees, and Sezzle Premium subscription revenue. Sezzle earns income from consumers in the form of account reactivation fees. These fees are assessed to consumers who fail to make a timely payment. Sezzle allows, at a minimum and subject to state jurisdiction regulation, a 48-hour waiver period where fees are dismissed if the installment is paid by the consumer. Account reactivation fees are recognized at the time the fee is charged to the consumer to the extent they are reasonably collectible by Sezzle. Sezzle also earns income from consumers in the form of reschedule fees. Consumers are also allowed to reschedule their initial installment one time without incurring a reschedule fee and the principal of a rescheduled payment is not considered to be delinquent. If consumers reschedule a payment more than once in the same order cycle they are subject to a reschedule fee. Additionally, Sezzle offers its consumers the ability to subscribe to its Sezzle Premium service which, along with other benefits, allows consumers to shop at select large, non-integrated “premium merchants” for a monthly or annual fee. Sezzle Premium subscription fees are recognized straight-line over the subscription period. Sezzle also earns income from other services in the form of merchant gateway fees. Merchant gateway fees are charged to certain low-volume merchants for access to our Sezzle Platform, consumer base, and merchant store directory. Such fees are recognized at the time the fee is charged to merchants to the extent they are reasonably collectible by Sezzle.

Personnel

Personnel primarily comprises all wages and salaries paid to employees, contractor payments, employer-paid payroll taxes and employee benefits, and equity based compensation.

Transaction Expense

Transaction expense primarily comprises processing fees paid to third parties to process debit, credit and ACH payments received from consumers, merchant affiliate program and partnership fees, and consumer communication costs. We incur merchant affiliate program and partnership fees when consumers make purchases with merchants who either were referred by another merchant or are associated with partner platforms with which we have a contractual agreement. We incur customer communication costs when we notify the consumer about the transaction status and upcoming payments. Communications are primarily made via text message directly to the consumer.

Third-Party Technology and Data

Third-party technology and data primarily comprises costs related to fraud prevention, other cloud-based computing services, and costs of failed loan applications. Underwriting costs incurred that result in successfully originated loans are an element of transaction income and recognized as a reduction of the overall income and, therefore, are not included in third-party technology and data.

Marketing, Advertising, and Tradeshows

Marketing, advertising, and tradeshows primarily comprises costs related to marketing, sponsorships, advertising, attending tradeshows, promotions, and co-marketing the Sezzle brand with our merchants.

General and Administrative

General and administrative expenses are primarily comprised of professional fees, implementation incentives with merchants, insurance, and travel. Professional fees include legal, compliance, audit, tax, and consulting services to support the growth of our company.

Provision for Uncollectible Accounts

We calculate our provision for uncollectible accounts on notes receivable on an expected-loss basis. We maintain an allowance for uncollectible accounts at a level necessary to absorb estimated probable losses on principal and reschedule fee receivables from consumers. Any amounts delinquent after 90 days are charged-off with an offsetting reversal of the allowance through the provision for uncollectible accounts. Additionally, amounts identified as no longer collectible—such as when a consumer becomes deceased or bankrupt—are charged off immediately. We use our judgment to evaluate the allowance for uncollectible accounts based on current economic conditions and historical performance of consumer payments.

Reimbursement of Merger-Related Costs

We received a one-time payment from Zip Co Limited for reimbursement of fees we incurred in connection with the now-terminated proposed merger with Zip.

Net Interest Expense

We incur interest expense on a continuous basis as a result of draws on our revolving line of credit to fund consumer notes receivable as well as our Merchant Interest Program, whereby merchants may defer their payments owed by us in exchange for interest. Effective January 1, 2022, the interest paid on borrowings under our line of credit are based on SOFR. Effective August 1, 2022, interest paid to merchants under the Merchant Interest Program is based on a fixed interest rate. Prior to August 1, 2022, interest paid under the Merchant Interest Program was paid based on SOFR.

Income Tax Expense

Income tax expense consists of income taxes in various jurisdictions, primarily U.S. Federal and state income taxes, and also the other foreign jurisdictions in which we operate. Tax effects of transactions reported in the consolidated financial statements consist of taxes currently due. Additionally, we record deferred taxes related primarily to differences between the basis of receivables, property and equipment, equity based compensation, and accrued liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Given our history of losses, a full valuation allowance is recorded against our deferred tax assets.

Other Comprehensive Income (Loss)

Other comprehensive income (loss) is comprised of foreign currency translation adjustments.

Results of Operations

Total Income

	For the years ended December 31,		Change
	2022	2021	$	%
Transaction income	$102,599,194	$93,498,598	$9,100,596	9.7%
Income from other services	22,971,247	21,318,037	1,653,210	7.8%
Total income	$125,570,441	$114,816,635	$10,753,806	9.4%

Transaction income for the years ended December 31, 2022 and 2021 totaled $102.6 million and $93.5 million, respectively, which was an increase of 9.7%. Within transaction income, merchant processing fees totaled $92.6 million and $92.4 million for the years ended December 31, 2022 and 2021, respectively. Merchant processing fees were flat year-over-year; however, they improved relative to the year-over-year decrease in UMS due to increases in merchant processing fees through renegotiation or offboarding of unprofitable merchants. Partner, affiliate, and other income comprised the rest of transaction income, and relates to fees paid to us by third-parties when a consumer places an order with us on certain merchant websites or in-store locations.

Income from other services totaled $23.0 million and $21.3 million for the years ended December 31, 2022 and 2021, respectively, or 18.3% and 18.6% of total income, respectively. The increase during the year ended December 31, 2022 was driven by the launch of our Sezzle Premium subscription product in June 2022, offset against decreases in account reactivation and reschedule fees. Consumer account reactivation fees totaled $12.6 million and $16.6 million for the years ended December 31, 2022 and 2021, respectively. The decrease in reactivation fees was driven by tightening of our credit underwriting, resulting in fewer consumers becoming delinquent on their orders.

Personnel

	For the years ended December 31,		Change
	2022	2021	$	%
Personnel	$51,217,083	$56,831,368	$(5,614,285)	(9.9)%

Personnel costs decreased by 9.9% to $51.2 million for the year ended December 31, 2022, from $56.8 million for the year ended December 31, 2021. Recorded within personnel, equity based compensation totaled $10.3 million and $18.1 million for the years ended December 31, 2022 and 2021, respectively, which was a 42.9% decrease. This decrease was primarily due to higher forfeitures of awards during 2022. The reduction in equity based compensation was offset by increased costs for the 401(k) match as well as standard merit increases offered to existing employees during the year.

Transaction Expense

	For the years ended December 31,		Change
	2022	2021	$	%
Payment processing costs	$32,718,988	$33,302,891	$(583,903)	(1.8)%
Affiliate and partner fees	4,629,950	5,789,966	(1,160,016)	(20.0)%
Other transaction expense	3,427,887	4,383,286	(955,399)	(21.8)%
Transaction expense	$40,776,825	$43,476,143	$(2,699,318)	(6.2)%

Transaction expense totaled $40.8 million and $43.5 million for the years ended December 31, 2022 and 2021, respectively.

Payment processing costs were $32.7 million and $33.3 million for the years ended December 31, 2022 and 2021, respectively. The decrease in costs were primarily driven by lower UMS volume in the current year, as well as a larger share of payments using lower-cost ACH instead of card payments when compared to last year.

Merchant affiliate program and partnership fees are incurred by us when consumers make purchases with merchants who either were referred by another merchant, or are associated with partner platforms with which we have contractual agreements. Such costs were $4.6 million and $5.8 million for the years ended December 31, 2022 and 2021, respectively. The decrease in costs was related to the restructuring of a partner contract effective at the beginning of the current year until the fourth quarter of 2022, which reduced our partner revenue-sharing fees.

Other costs included in transaction expense were $3.4 million and $4.4 million for the years ended December 31, 2022 and 2021, respectively. Such costs are comprised of consumer communication costs, and consumer and merchant support-related costs. The decrease in costs were a result of fewer service adjustments being made to consumer and merchant accounts during the current period.

Third-Party Technology and Data

	For the years ended December 31,		Change
	2022	2021	$	%
Third-party technology and data	$8,190,022	$5,549,844	$2,640,178	47.6%

Third-party technology and data costs totaled $8.2 million and $5.5 million for the years ended December 31, 2022 and 2021, respectively. The increase in expense was primarily related to the implementation and expanded use of key cloud-based systems to support the growth of our operations and includes cloud-based infrastructure, fraud prevention, obtaining underwriting data that resulted in failed loan applications, and consumer support tools.

Marketing, Advertising, and Tradeshows

	For the years ended December 31,		Change
	2022	2021	$	%
Marketing, advertising, and tradeshows	$18,972,025	$9,251,854	$9,720,171	105.1%

Marketing, advertising, and tradeshow costs increased to $19.0 million for the year ended December 31, 2022, compared to $9.3 million for the year ended December 31, 2021. The increase in costs were driven by contractual obligations to co-market the Sezzle brand with our enterprise merchants and partners. Costs related to Sezzle Spend promotions, digital advertising, and tradeshow attendance also contributed to increased expenses.

General and Administrative

	For the years ended December 31,		Change
	2022	2021	$	%
General and administrative	$16,411,912	$15,768,583	$643,329	4.1%

General and administrative expenses are primarily comprised of professional fees, implementation incentives with merchants, insurance, and travel. Professional fees include legal, compliance, audit, tax, and consulting services to support the growth of our company. General and administrative costs increased to $16.4 million for the year ended December 31, 2022, compared to $15.8 million for the year ended December 31, 2021. Included within general and administrative, external costs incurred related to our proposed merger with Zip totaled $6.6 million and $0.9 million for the years ended December 31, 2022 and 2021, respectively.

Provision for Uncollectible Accounts

	For the years ended December 31,		Change
	2022	2021	$	%
Provision for uncollectible accounts	$29,437,179	$52,621,682	$(23,184,503)	(44.1)%

The total provision for uncollectible accounts was $29.4 million for the year ended December 31, 2022, compared to $52.6 million for the year ended December 31, 2021. As a percentage of transaction income, the provision for uncollectible accounts was 28.7% and 56.3% for the years ended December 31, 2022 and 2021, respectively.

During the year ended December 31, 2022, we saw the full-year effect of certain initiatives implemented in late 2021. These initiatives included improving our collection and recovery processes. Throughout the year we also tightened and continued to refine our credit underwriting driven by our focus on profitability, which resulted in a year-over-year decrease in the provision for uncollectible accounts, as well as the provision as a percentage of transaction income.

During the year ended December 31, 2021, our provision as a percentage of transaction income was higher as a result of several factors. Most significantly, our non-integrated product offerings with enterprise merchants drove adverse selection, resulting in higher provision expense. Compounding this negative impact on total portfolio performance, enterprise merchant volume grew as a percentage of our total volume throughout the year. Additionally, we experienced higher loss rates associated with first payments made via ACH.

Reimbursement of Merger-Related Costs

On July 11, 2022, we entered into an agreement to terminate our proposed merger with Zip. As part of the termination agreement, we received $11 million for reimbursement of internal and external merger-related costs. Refer to Note 16. Reimbursement of Merger-Related Costs on the accompanying notes to our consolidated financial statements for more information.

Net Interest Expense

	For the years ended December 31,		Change
	2022	2021	$	%
Net interest expense	$8,600,716	$5,269,284	$3,331,432	63.2%

Net interest expense was $8.6 million and $5.3 million for the years ended December 31, 2022 and 2021, respectively. The increase in expense was driven by increases in our line of credit spread, SOFR, borrowings, and amortization of debt issuance costs during the current year.

Income Taxes

Income tax expense for the years ended December 31, 2022 and 2021 was $69,447 and $58,416, respectively. Our effective income tax rate for the years ended December 31, 2022 and 2021 was 0.2% and 0.1%, respectively. Income tax expense was minimal due to a full valuation allowance, and was comprised of minimum income taxes owed to state and local jurisdictions. Management assesses the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the three-year period ended December 31, 2022. Such objective evidence limits the ability to consider other subjective evidence, such as our projections for future growth. On the basis of this evaluation, a full valuation allowance is recorded against our net deferred tax assets as of December 31, 2022 and December 31, 2021.

Other Comprehensive Income (Loss)

We had ($1,207,885) and $69,406 of foreign currency translation adjustments recorded within other comprehensive income (loss) for the years ended December 31, 2022 and 2021, respectively. Foreign currency translation adjustments are a result of the financial statements of our non-U.S. subsidiaries being translated into U.S. dollars in accordance with ASC 830, “Foreign Currency Matters”. We expect to record foreign currency translation adjustments in future years and changes will be dependent on fluctuations in foreign currencies of countries in which we have operations.

Liquidity and Capital Resources

For the years ended December 31, 2022 and 2021, we incurred a net loss of $38.1 million and $75.2 million, respectively. We have historically financed our operating and capital needs primarily through private sales of equity, our initial public offering on the Australian Securities Exchange, and our revolving line of credit. As of December 31, 2022, our principal sources of liquidity were cash, cash equivalents, restricted cash, the unused borrowing capacity on our line of credit, and certain cash flows from operations.

As of December 31, 2022, we had cash, cash equivalents, and restricted cash of $69.5 million, compared to $78.9 million as of December 31, 2021. Our cash and cash equivalents were held primarily for working capital requirements and the continued investment in our business. Substantially all of our restricted cash is made available for use within 2-3 business days.

As of December 31, 2022 and 2021, we had working capital of $70.9 million and $113.7 million, respectively. Additionally, as of December 31, 2022 we had an unused borrowing capacity on our line of credit of $0.5 million, compared to $29.8 million as of December 31, 2021. The decrease in our working capital and unused borrowing capacity is driven by the decrease in our net notes receivable, which correlates to our total borrowing capacity under our line of credit.

We believe that our existing cash, cash equivalents, restricted cash, our unused borrowing capacity on our line of credit, and certain cash flows from operations will be sufficient to meet our working capital and investment requirements beyond the next 12 months.

Cash Flows

The following table summarizes our cash flows:

	For the years ended December 31,
	2022	2021
Net Cash Provided from (Used for) Operating Activities	$8,511,848	$(72,132,050)
Net Cash Used for Investing Activities	(1,008,077)	(1,420,027)
Net Cash (Used for) Provided from Financing Activities	(15,687,894)	63,239,966
Net decrease in cash, cash equivalents, and restricted cash	$(8,184,123)	$(10,312,111)

Operating Activities

Net cash provided from (used for) operating activities was $8.5 million and ($72.1) million for the years ended December 31, 2022 and 2021, respectively.

During the year ended December 31, 2022, receipts from consumers totaled $1.719 billion compared with cash payments to merchants of $1.594 billion. Cash receipts from consumers exceeded payments to merchants primarily due to the deferral of payments to merchants under the Merchant Interest Program. Additionally, the Company incurred cash outflows of $39.4 million for personnel related expenses, $40.8 million for transaction expenses (primarily payment processing costs), $17.0 million for advertising, marketing and tradeshow related expenses, $7.8 million of interest expense payments, and $22.2 million of cash outflows for third-party technology and other general and administrative expenses, offset against the $11 million reimbursement of merger-related costs.

During the year ended December 31, 2021, receipts from consumers totaled $1.656 billion compared with cash payments to merchants of $1.615 billion. Cash receipts from consumers exceeded payments to merchants primarily due to the deferral of payments to merchants under the Merchant Interest Program. Additionally, the Company incurred cash outflows of $37.0 million for personnel related expenses, $40.7 million for transaction expenses (primarily payment processing costs), $8.8 million for advertising, marketing and tradeshow related expenses, $4.8 million of interest expense payments, and $21.8 million of cash outflows for third-party technology and data, along with various general and administrative expenses.

The net cash provided from consumers (to merchants) for the years ended December 31, 2022 and 2021 was $124.8 million and $40.9 million, respectively. The increase in net cash provided from consumers is driven by the current year collection of notes receivables outstanding at December 31, 2021, as well as the launch of new revenue-generating products during the year.

Investing Activities

Net cash used for investing activities during the year ended December 31, 2022 was $1.0 million, compared to $1.4 million during the year ended December 31, 2021. Cash outflows for investing activities were primarily used for purchasing computer equipment, as well as payments of salaries to employees who create capitalized internal-use software.

Financing Activities

Net cash (used for) provided from financing activities during the year ended December 31, 2022 was ($15.7) million, compared to $63.2 million during the year ended December 31, 2021.

Financing cash inflows during the year ended December 31, 2022 included proceeds from stock option exercises totaling $0.4 million. Cash outflows during the year ended December 31, 2022 were comprised of net payments to our line of credit totaling $13.8 million, payments of debt issuance and extinguishment costs totaling $1.9 million, and the repurchase of shares of common stock from employees to cover minimum statutory tax obligations totaling $0.4 million.

Financing cash inflows during the year ended December 31, 2021 included net proceeds from our line of credit totaling $38.8 million, net proceeds from the issuance of shares of common stock to Discover Financial Services LLC totaling $30.0 million, and proceeds from stock option exercises totaling $1.0 million.

Financing cash outflows during the year ended December 31, 2021 were comprised of payments of debt issuance and extinguishment costs totaling $2.7 million related to the closing a new line of credit, repayment of the principal on our Paycheck Protection Program (PPP) loan of $1.2 million, and the repurchase of shares of common stock from employees to cover minimum statutory tax obligations totaling $2.7 million.

Paycheck Protection Plan Loan

Refer to Note 7. Long Term Debt on the accompanying notes to our consolidated financial statements for discussion about our Paycheck Protection Plan loan.

Line of Credit

Refer to Note 8. Line of Credit on the accompanying notes to our consolidated financial statements for discussion about our line of credit.

Merchant Contract Obligations

Refer to Note 11. Commitments and Contingencies on the accompanying notes to our consolidated financial statements for discussion about our merchant contract obligations.

Equity Financing

Refer to Note 12. Stockholders’ Equity on the accompanying notes to our consolidated financial statements for discussion about our issuances of shares of common stock.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. These principles require us to make certain estimates and judgments that affect the amounts reported in our consolidated financial statements. We base our estimates on historical experience and on various other assumptions that management believes to be reasonable. Our actual results may differ materially from our estimates because of certain accounting policies requiring significant judgment. To the extent that there are material differences between our estimates and actual results, our future consolidated financial statements will be affected.

We evaluate our significant estimates on an ongoing basis, including, but not limited to, estimates related to our allowance for uncollectible accounts, equity based compensation, and income taxes. We believe these estimates have the greatest risk of affecting our consolidated financial statements; therefore, we consider these to be our critical accounting policies and estimates.

Receivables and Credit Policy

Notes receivable represent amounts from uncollateralized consumer receivables generated from the purchase of merchandise. The original terms of the notes for our core product are to be paid back in equal installments every two weeks over a six-week period. We do not charge interest on the notes to consumers. We defer direct note origination costs over the average life of the notes receivable using the effective interest rate method. These net deferred costs are recorded within notes receivable, net on the consolidated balance sheets. Notes receivable are recorded at net realizable value and are recorded as current assets. We evaluate the collectability of the balances based on historical performance, current economic conditions, and specific circumstances of individual notes, with an allowance for uncollectible accounts being provided as necessary.

Other receivables represent the net realizable value of consumer account reactivation fees receivable, merchant accounts receivable, and merchant processing fees receivable. Consumer account reactivation fees receivable, less an allowance for uncollectible accounts, represent the amount of account reactivation fees we reasonably expect to receive from consumers. Receivables from merchants represent amounts merchants owe us relating to transactions placed by consumers on their sites. All notes receivable from consumers, as well as related fees, outstanding greater than 90 days past due are charged off as uncollectible. It is our practice to continue collection efforts after the charge-off date.

Total Income

Sezzle’s total income is classified into two categories: transaction income and income from other services. Transaction income is comprised of all income earned from merchants, consumers, and other third-parties that relate to placing and processing orders on the Sezzle Platform. This primarily includes merchant processing fees, virtual card interchange revenue, and convenience fee income. Sezzle earns its income primarily from fees paid by merchants in exchange for Sezzle’s payment processing services. These merchant processing fees are applied to the underlying sales to consumers passing through the Company’s platform and are predominantly based on a percentage of the consumer order value plus a fixed fee per transaction. Sezzle also earns income through interchange fees through our virtual card solution. Virtual card interchange income is recognized at the time a virtual card transaction is processed. Additionally, Sezzle charges a convenience fee to consumers that choose to pay their installments using a debit or credit card (excluding the first installment). Sezzle does not charge a fee for using ACH on subsequent installments. Sezzle recognizes convenience fee income at the time the transaction is processed. Transaction income is reduced by direct loan origination fees. Such costs are comprised of costs paid to third-parties to obtain data for underwriting consumers which result in a successful transaction. Such costs which result in a declined order are recorded within third-party technology and data on the consolidated statements of operations and comprehensive loss.

Income from other services includes all other incomes earned from merchants, consumers, and other third-parties not included in transaction income. This includes account reactivation fees, reschedule fees, and Sezzle Premium subscription revenue. Sezzle earns income from consumers in the form of account reactivation fees. These fees are assessed to consumers who fail to make a timely payment. Sezzle allows, at a minimum and subject to state jurisdiction regulation, a 48-hour waiver period where fees are dismissed if the installment is paid by the consumer. Account reactivation fees are recognized at the time the fee is charged to the consumer to the extent they are reasonably collectible by Sezzle. Sezzle also earns income from consumers in the form of reschedule fees. Consumers are also allowed to reschedule their initial installment one time without incurring a reschedule fee and the principal of a rescheduled payment is not considered to be delinquent. If consumers reschedule a payment more than once in the same order cycle they are subject to a reschedule fee. Additionally, Sezzle offers its consumers the ability to subscribe to its Sezzle Premium service which, along with other benefits, allows consumers to shop at select large, non-integrated “premium merchants” for a monthly or annual fee. Sezzle Premium subscription fees are recognized straight-line over the subscription period. Sezzle also earns income from other services in the form of merchant gateway fees. Merchant gateway fees are charged to certain low-volume merchants for access to our Sezzle Platform, consumer base, and merchant store directory. Such fees are recognized at the time the fee is charged to merchants to the extent they are reasonably collectible by Sezzle.

Total income that falls under the scope of ASC Topic 310 (excluding account reactivation fees) is initially recorded as a reduction to notes receivable, net, within the consolidated balance sheets. The income is then recognized over the average duration of the note using the effective interest rate method. Total income that falls under the scope of ASC Topic 606, Revenue from Contracts with Customers, generally comprises a single performance obligation. For performance obligations that occur over a period of time (e.g. consumers’ ability to access the features of Sezzle Premium over the subscription term), Sezzle recognizes the total revenue straight-line over the duration of the performance obligation.

Equity Based Compensation

We maintain stock compensation plans that offer incentives in the form of stock options and restricted stock to employees, directors, and advisors of the Company. Equity based compensation expense reflects the fair value of awards measured at the grant date and recognized over the relevant vesting period. We estimate the fair value of stock options without a market condition on the measurement date using the Black-Scholes valuation model. The fair value of stock options with a market condition is estimated, at the date of grant, using the Monte Carlo Simulation model. The Black-Scholes and Monte Carlo Simulation models incorporate assumptions about stock price volatility, the expected life of the options, risk-free interest rate, and dividend yield. For valuing our stock option grants, significant judgment is required for determining the expected volatility of our shares of common stock and is based on the historical volatility of both its shares of common stock and its defined peer group. The fair value of restricted stock awards and restricted stock units that vest based on service conditions is based on the fair market value of our shares of common stock on the date of grant. The expense associated with equity based compensation is recognized over the requisite service period using the straight-line method. We issue new shares of common stock upon the exercise of stock options and vesting of restricted stock units.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the consolidated financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, and accrued liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. A full valuation allowance is recorded against our deferred tax assets.

We evaluate our tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. To date we have not recorded any liabilities for uncertain tax positions.

Recent Accounting Pronouncements

Refer to Note 1. Principal Business Activity and Significant Accounting Policies on the accompanying notes to our consolidated financial statements for discussion about recent accounting pronouncements.

Off Balance Sheet Arrangements

We do not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, that would have been established for the purpose of facilitating off balance sheet arrangements (as that term is defined in Item 303(a)(4)(ii) of Regulation S-K) or other contractually narrow or limited purposes. As such, we are not exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in those types of relationships. We enter into guarantees in the ordinary course of business related to the guarantee of our performance and the performance of our subsidiaries.

BUSINESS

Our Company

We are a purpose-driven payments company that is on a mission to financially empower the next generation. Launched in 2017, we have built a digital payments platform that allows merchants to offer their consumers a flexible alternative to traditional credit. As of December 31, 2022, our platform supports the business growth of 42 thousand Active Merchants while serving approximately 2.9 million Active Consumers. Through our products, we aim to enable consumers to take control over their spending, be more responsible, and gain access to financial freedom. Our vision is to create a digital ecosystem benefiting all of our stakeholders— merchants, partners, consumers, employees, communities, and investors—while continuing to drive ethical growth.

We launched Sezzle amid a backdrop in which digitally-enabled shopping began to claim a larger share of the retail sector and younger generations (i.e., Gen Z and Millennials) started to demonstrate a need for credit. Gen Z and Millennial consumers, which we define as individuals currently between ages 18–26 and 27–45, respectively, use credit cards less frequently relative to other generations and, in many cases, lack access to traditional credit. These same consumers are tech-savvy, gravitating towards modern, streamlined commerce solutions whether online or in-person. We believe that our platform addresses the shortcomings in legacy payment offerings faced by consumers by providing a flexible, secure, omnichannel alternative, with the structural benefit of “creditizing” traditional debit products. The technology solutions we have designed specifically align with our ethos of helping the next generation pave their way forward financially.

We believe our multi-stakeholder approach gives us a competitive advantage and positions our company for success. Stakeholders want to be affiliated with a purpose-driven partner and, to that extent, we elected to become a Delaware public benefit corporation in June 2020. Public benefit corporations are for-profit corporations intended to produce a public benefit and operate in a responsible and sustainable manner. Under Delaware law, public benefit corporations must identify in their certificate of incorporation the public benefit or benefits they will promote, and their directors have a duty to manage the affairs of the corporation in a manner that balances the pecuniary interests of the stockholders, the best interests of those materially affected by the corporation’s conduct and the specific public benefit or public benefits identified in the public benefit corporation’s certificate of incorporation. Being a public benefit corporation offers advantages, including:

●	public benefit corporation status is a clear differentiator in an increasingly growing, and sometimes crowded, industry;

●	we are more likely to become an employer of choice as the younger workforce increasingly seek employment from companies which align with their ethical values;

●	further opportunities to conduct business with brands that also care about sustainability;

●	the potential to expand our consumer base due to conscious consumers;

●	added credibility to our mission statement and potential to grow capital through impact investing; and

●	further opportunities for positive public relations and marketing.

Additionally, on March 22, 2021, we became a certified B Corporation by B Lab, an independent non-profit organization, joining a movement of innovative, socially-conscious brands. In order to be designated as a Certified B Corporation, we were required to undertake a comprehensive and objective assessment of our environmental and social standards for transparency, accountability and commitment to improved performance. Our actions are part of a movement of innovative brands around the world intent on advancing environmental, social, and economic causes. To maintain our status as a certified B Corporation, we must satisfy re-certification requirements every three years. Our status as a B Corporation aligns with our mission to achieve growth, profitability, and returns for our investors while continuing to do right by our surrounding communities and our full set of stakeholders.

We primarily operate in the United States and Canada, and are currently winding down and exiting operations in India, Brazil, and certain countries in Europe.

Our Products

Sezzle Platform

At its core, the Sezzle Platform is a payments solution that instantly extends credit at point-of-sale, allowing consumers to purchase and receive the ordered merchandise at the time of sale and effectively split the payment for the purchase over four equal, interest-free payments over six weeks.

Our platform is integrated into merchants’ websites via our direct Application Programming Interface, and we provide technical support and onboarding services as part of the integration process. We are able to rapidly onboard merchants through an increasingly automated “merchant underwriting process”, and once integrated, merchants can immediately promote Sezzle to their shoppers on product and cart pages to start improving sales conversion. The Sezzle Platform is presented alongside other payment options on the merchant’s “Checkout” page. Consumers then select Sezzle as their payment option and create an account if they are a first-time user with Sezzle in a streamlined process that keeps consumers engaged throughout checkout.

The Sezzle Platform reviews the transaction and consumer profile in real-time and, if approved, quickly confirms the transaction for the merchant and consumer. Once approved, consumers are granted an initial spending limit. Further, our approval engine has a “counteroffer” function, which analyzes above-limit purchase attempts and provides alternative terms so that the consumer is not denied outright. Upon approval, the merchant ships the item(s) and receives payment, just as if the consumer had paid in cash or used a traditional credit or debit card, and the merchant pays us in the form of a merchant processing fee, which is subtracted from the sales price when we pay the merchant.

The Sezzle Platform is completely free to consumers who pay on time and use a bank account to make their installment payments, excluding their first payment. In order to complete their installment payments, consumers will receive a notification via email, SMS, or the Sezzle iOS or Android app two days prior to the date the installment payment is automatically debited by the Sezzle Platform. The consumer is also able to review and manage their Sezzle account via the Sezzle Platform’s online dashboard. From the dashboard, consumers are able to reschedule a payment without charge the first time, and can subsequently reschedule a payment up to two additional times for a small fee, subject to state jurisdiction. Consumers who fail to pay for their purchases on time may incur an account reactivation fee, which requires the settlement of an outstanding balance (including the reactivation fee) before they may use our platform again in the future. We typically do not report delinquent core Sezzle accounts to any credit bureaus or collection agencies, unless the consumer has elected to participate in Sezzle Up (as discussed below). As a result, consumer behavior on the core Sezzle Platform has no impact to a consumer’s credit score.

Consumers have the option to opt-in to our free Sezzle Rewards program, in which they earn reward points when making payments on their installments. These reward points can be used to redeem Sezzle Spend, which are credits issued to consumer accounts and can be applied to orders made on the Sezzle Platform.

Sezzle Up

We were an early, if not the first, mover among digital payments platforms that offer a credit-building solution to consumers. In partnership with TransUnion, we engineered Sezzle Up—an upgraded version of the core Sezzle experience that supports consumers in building their credit scores by permitting us to report their payment histories to credit bureaus. As these consumers pay on time, their credit scores and spending limits on the Sezzle Platform can increase. In order to qualify for Sezzle Up, existing Sezzle users who elect to participate must connect a bank account and pay off one order on time. As a condition to joining Sezzle Up, consumers commit to complete installment payments over the Automated Clearing House (“ACH”) network instead of over a card network. Consumers’ initial down payments are still completed over a card network. Using the ACH network benefits us by typically reducing processing fees and, in turn, lowering our transaction costs.

Sezzle Premium

In 2022, we launched the beta version of Sezzle Premium—a paid subscription service for our consumers to access large, non-integrated “premium merchants” for a monthly or annual fee. Besides being able to use Sezzle online or in-store at these premium merchants, consumers enrolled in Sezzle Premium also gain access to several other benefits, including one additional free reschedule per order and earning double the amount of rewards points on orders. Despite being in beta, Sezzle Premium has over 132,000 active subscribers as of February 22, 2023.

Sezzle Virtual Card

Other parts of our product suite and proprietary merchant interface are specifically designed to streamline the merchant experience. Our virtual card solution bolsters our omnichannel offering and provides a rapid-installation, point-of-sale option for brick-and-mortar retailers through its compatibility with Apple Pay and Google Pay. With our virtual card solution, consumers can enjoy in-store shopping with the convenience of immediately tapping into the Sezzle Platform with the “tap” of their virtual card at the point-of-sale.

Alternative Installment Options

With a select number of enterprise merchants, we offer customized installment terms that differ from our traditional four payment, six week terms. Examples of these alternative terms include a four payment, three month product and a six payment, five month product. We offer these special products to merchants at our discretion in situations where alternative terms would provide additional value to the consumer and merchant.

In addition, we began offering a “pay-in-full” option to consumers at certain merchants beginning in 2022. This option allows consumers to pay for the full value of their order up-front through the Sezzle Platform without the extension of credit. We believe this provides value for both new and existing consumers on the Sezzle Platform. For new consumers that apply for credit and may be denied, this allows them to complete their order through our platform without the need to re-enter any payment information. For existing consumers with payment information already saved, pay-in-full allows an express checkout option in instances where the consumer may not want to enter into a new installment plan.

We continue to evaluate additional alternative installments options that may provide additional value to consumers and merchants. Currently, we are developing and testing a shorter-term two payment, two week installment option to roll out at a future date.

Long-Term Lending

Through partnerships with third-party lenders, we offer our consumers at participating merchants access to interest-bearing monthly fixed-rate installment-loan products for larger-ticket items, which extend up to 60 months. We earn a fee from our lending partners for marketing and referring the potential consumers to them, and for processing applications and the use of our decision engine; however, we do not make final credit decisions or originate or hold the loans in our portfolio, which limits our capital needs and credit risk. We believe providing consumers access to long-term options has the potential to enhance our relationship with both merchants and consumers, while generating an attractive fee stream with no capital requirements or credit risk for us, and complementing our existing short-term, interest-free offering.

Product Innovation

Outside of our current suite of product offerings, we continuously strategize on new products that would complement our platform and current product offerings and add additional value for our stakeholders. As part of our next round of initiatives in product innovation, we are currently in the early stages of developing a “Sezzle Pay Anywhere Card” program.

Our Merchants

We offer a unique and user-friendly platform to our merchants. Our easy integration and seamless onboarding allows most merchants to go live on our platform within one day of activation to quickly realize the benefits of partnering with Sezzle. Our merchants benefit from our platform’s network effects through increased access to a deep and growing pool of consumers equipped with our flexible payment product, who would otherwise not be able to finance a transaction. Additionally, we believe that merchants benefit from associating with an innovative, B Corporation certified payments company which shares their consumers’ values across environmental, social, and economic causes. Our merchant segments are small-to-medium sized businesses (“SMBs”), mid-market merchants, and enterprise merchants, and span numerous categories with apparel and accessories; outdoors, sporting goods, and activities; and beauty and cosmetics representing the top three categories by UMS during 2022.

We also provide our merchants with a toolkit to grow their businesses, which we believe is unmatched among digital payments platforms. Our merchants gain access to our marketing efforts that begin with a launch campaign to introduce new brands to Sezzle consumers, and then follow with bi-weekly promotional support, quarterly “mega campaigns” that promote participating merchants with added incentives, and initiatives that enable consumers to “shop their values.” In addition, we provide select merchants with incentives to grow their sales and introduce Sezzle into new merchant categories through initiatives such as Sezzle Spend and co-branded marketing.

We offer a powerful value proposition to our merchant partners, evidenced by the fact that over 90% of our merchant additions are derived from inbound inquiries. The continued expansion of our platform should continue to enhance the benefits for our merchants. Our integration into scaled e-commerce platforms is expected to give more merchants the opportunity to seamlessly offer Sezzle as a payment option at checkout. Other products on the Sezzle Platform, such as long-term lending and alternative installment options, further adds to the value of our platform for merchants. This all occurs without any credit risk being transferred to the merchant.

SMBs

SMBs, which we define as merchants with UMS of less than $10 million per year, have historically comprised the largest segment of our merchant base. Our fast, easy application process makes onboarding simple, and our user-friendly merchant interface streamlines the integration process. Through Sezzle, these merchants are able to offer their consumers an optimized, effortless checkout process that enables them to complete sales.

Mid-Market Merchants

We are increasing our focus on mid-market merchants, which we define as merchants with UMS of between $10 million and $50 million per year. Mid-market merchants generally comprise a diverse array of growing “direct-to consumer” brands that are online-first and seek to connect with consumers without the use of secondary retailers, which naturally fits within our core offering. As we build out a larger consumer base, we believe we also enhance our value proposition to this segment by driving increased traffic toward brands that may not otherwise gain exposure through traditional retail channels by creating marketing campaigns designed to increase consumer exposure.

Enterprise Merchants

An ongoing major initiative is greater engagement with enterprise merchants, which we define as merchants with over $50 million in UMS per year. The core Sezzle product helps these merchants to facilitate a sale by providing access to credit for a consumer who has limited-to-no credit history. Without our payments platform, the consumer that lacks credit history may be rejected after applying for the store’s private label or co-brand credit card, which could tarnish the consumer’s view of that retailer’s brand. Importantly, we are not competing with a large retailer’s card offering. Instead, we work collaboratively with these retailers to drive sales, and over time, serve as a lead generator to consumers who are ready to graduate to the retailer’s card program. Our value proposition and engagement strategy have resonated with enterprise merchants.

Merchant Concentration

For the year ended December 31, 2022, approximately 14% of total income was driven by one merchant. For the year ended December 31, 2021, there were no merchants that exceeded 10% of total income. The concentration of a significant portion of our business and transaction volume with a limited number of scaled e-commerce platforms exposes us disproportionately to any of those partners choosing to no longer partner with us or choosing to partner with a competitor, and to any events, circumstances, or risks affecting such partners. In addition, a material modification in the financial operations of any significant scaled e-commerce partner could affect the results of our operations, financial condition, and future prospects.

Our Consumers

Sezzle focuses on a young consumer base that is tech-savvy, socially-minded, and expects brands to possess ethical and social principles. As of December 31, 2022, 76.4% of our consumers are comprised of members of the Gen Z (18-26) and Millennial (27-45) generations which are generally early in their credit journey. For many of these consumers, we believe Sezzle has provided a way to improve financial responsibility—not only through enhanced budgeting and payments capabilities, but also through an opportunity to build credit history and develop a sense of financial empowerment with the Sezzle Up platform.

Source: Internal data based on orders placed during 2022 (Gen Z (18-26), Millennials (27-45), Gen X (46-57), Baby Boomers (58-76), and Silent (77 and greater)).

Gen Z and Millennial consumers use credit cards less frequently relative to other generations, and in many cases lack access to traditional credit. As a result, they tend to have fewer viable options for budgeting, achieving financial flexibility, and building credit history. Consumers in these generations also tend to transact frequently across e-commerce and brick-and-mortar retail, but spend less on average per transaction than older generations. In doing so, these consumers prefer to avoid loans that are not transparent or require payments that are not affordable. Sezzle’s core product provides these younger generations, who are newer to credit and are likely to move up the FICO score spectrum as they grow older and transact more often, with a unique solution to these payment challenges. In addition, consumers benefit from our platform’s network effects. As our platform grows and we establish more merchant partnerships, our consumers enjoy a wider variety of shopping options.

Our Employees

Our success to date would not be possible without our dedicated people, who we believe are our greatest asset. Bringing together a team of highly-skilled engineering, product, marketing and business development professionals is imperative to executing on our strategy. We do this by creating an inclusive, team-centric culture in which doing the right thing is celebrated. As of December 31, 2022, we had 290 employees (which includes approximately 250 full-time employees) working at Sezzle.

We are committed to fostering a diverse work environment of driven employees who believe in our mission. To this extent, our People Operations team works to create and execute sustainable hiring practices that span a diverse array of recruiting pipelines to find the best people for Sezzle. Additionally, our People Operations team continuously monitors and assesses key diversity, equity, and inclusion metrics to identify and refine processes.

For existing employees, or “Sezzlers”, we focus on developing an inclusive and fun culture with many opportunities for career and personal development to reward and retain our talented people. We have a diversity, equity, and inclusion group to ensure communication throughout the organization on issues impacting minorities, which also offers leadership opportunities to Sezzlers at any level of the organization. Despite all our Sezzlers having the option to work remotely, we also hold various company and community activities throughout the year to continue building a fun, team-centric culture.

Our Business Model

Revenue

We have built a sustainable, transparent business model in which our success is aligned with the financial success of our merchants and consumers. The Sezzle Platform is completely free to consumers who pay on time and use a bank account to make their installment payments, excluding their first payment. We make most of our revenue from merchant processing fees, which are based on a percentage of UMS plus a fixed fee per transaction. We pay our merchants for the transaction value upfront, net of the merchant fees owed to Sezzle, and assume all costs associated with consumer payments processing and credit risk. Merchant processing fees comprised 74% and 81% of our total revenues for the years ended December 31, 2022 and 2021, respectively.

A smaller portion of our revenue is derived from our consumers. We do not charge our consumers any interest, finance charges, or initiation fees, and are not incentivized to profit from our consumers’ errors or financial adversity. Any consumer-based revenue that we earn is either from fees that we charge to reactivate an account following a failed payment and when consumers elect to reschedule a payment, or subscription revenue when consumers enroll in Sezzle Premium. Consumers who correct a failed payment within 48 hours after the failed payment have their account reactivation fees waived, and are not allowed to make any new purchases with us until any past-due principal and fees are paid. Additionally, consumers are able to reschedule a payment without charge the first time, and can subsequently reschedule a payment up to two additional times for a small fee, subject to state jurisdiction. We allow qualifying consumers to have fees waived under our hardship and fee forgiveness program.

Other sources of our revenue include partners and affiliates, including our long-term lending partners. For our long-term financing product where we take no balance sheet or credit risk, we charge a platform fee to our financial partners, which is a fixed percentage of UMS on a monthly basis. We also share a negotiated percentage of the merchant discount revenue with our financial partners. This amount may vary based on our partner and the volume of UMS. Our financial partners earns interest from consumers through this product, but we do not earn any interest or take any credit risk.

Credit Risk

A critical component of our business model is the ability to effectively manage the repayment risk inherent in allowing consumers to pay over time. To that end, a team of Sezzle engineers and risk specialists oversee our proprietary systems, identify transactions with elevated risk of fraud, assess the credit risk of the consumer and assign appropriate spending limits, and manage the ultimate receipt of funds. Further, we believe repayment risk is more limited relative to other traditional forms of unsecured consumer credit because consumers primarily settle 25% of the purchase value upfront. Additionally, ongoing user interactions allow us to continuously refine and enhance the effectiveness of these platform tools through machine learning.

Funding Our Operations

We have created an efficient funding strategy which has allowed us to scale our business and drive rapid growth. We have existing access to revolving credit facilities. Additionally, we pay merchants a fixed interest rate if they elect not to receive transaction proceeds upfront and instead leave their deposits in their merchant account.

Our products are entirely funded through our $100 million revolving credit facility and merchant account payables. The high-velocity with which we are able to recycle capital due to the short-term nature of our products has a multiplier effect on our committed capital. We do not currently require equity to directly fund product growth.

Our Competition

We operate in a highly competitive and dynamic industry. Our product offerings face competition from a variety of players, including those who enable transactions and commerce via digital payments. The point-of-sale financing market in which we operate includes several types of products. For example, consumers may make purchases with credit cards that have revolving balances and some of these products offer promotional terms, such as an introductory rate or deferred interest. In addition to traditional credit card products, some revolving balance products do not issue plastic credit cards to consumers (e.g., PayPal Credit). BNPL products, such as the Sezzle Platform, facilitate consumer purchases from retail merchants on installment plans. Credit card providers also offer products that allow consumers to pay for purchases made with their credit cards in installments rather than as a revolving balance (e.g., American Express and J.P. Morgan Chase). Visa and Mastercard, the major payments networks, have also introduced technology that facilitates this functionality.

We consider our main competitors to be other BNPL service providers. In the U.S. market, this includes Affirm, Afterpay (a subsidary of Block), Klarna, PayPal’s Pay in 4, and Zip (formerly QuadPay). In addition, PayBright by Affirm and Afterpay operate in the Canadian market. In July 2021, Apple announced its intention (as yet not launched to the general public) to provide a BNPL platform to its consumers called “Apple Pay Later.” We aim to differentiate our business to consumers by providing a product that is more simple, accessible, and consumer friendly than our competitors. This includes offering our product to consumers with little-to-no credit history, allowing consumers to shift their repayment schedule once per order for free, and waiving account reactivation fees when the consumer corrects a failed payment within 48 hours or qualifies for our hardship program. See “Risks Related to Our Industry - We operate in a highly competitive industry, and our inability to compete successfully would materially and adversely affect our business, results of operations, financial condition, and prospects” for further discussion about competition risks.

We face intense competitive pressure on the fees we charge our merchants, particularly our enterprise merchants. To stay competitive, we may need to adjust our pricing, offer incentives, enter new market segments, adapt to regulatory changes, or expand the use and functionality of our platform—all of which impact our growth and profitability. We have entered into merchant agreements that require us to make marketing, incentive or other payments to the merchant over the term of the agreement. If we are unable to fulfill our obligations under these merchant agreements, including any payments we have agreed to make with merchants, the merchant may terminate or not renew such agreement.

Our Intellectual Property

Our business depends on our ability to commercially exploit our technology and intellectual property rights, including our technological systems and data processing algorithms. We rely on laws in the United States, Canada and other countries relating to trade secrets, copyright, and trademarks to assist in protecting our proprietary rights. Our core intellectual property asset is the Sezzle Platform and the accumulation of transaction data, rules, and consumer insights generated from consumers using the Sezzle Platform, including the proprietary fraud and risk detection systems.

We developed our proprietary fraud and risk detection systems by creating valuable intellectual property that enables us to improve our products. The Sezzle Fraud Detection System was developed by our data sciences team, which utilizes numerous data points from a transaction to identify the likelihood of a fraudulent attempt. Consumer interactions with the Sezzle Platform are recorded and analyzed along with data points on the consumer and order itself. This data passes through the Sezzle Fraud Detection System, which scores the likelihood of the transaction being fraudulent. The Sezzle Underwriting Engine then assigns a score to each new consumer that passes through the Sezzle Fraud Detection System. Based on data obtained from traditional and non-traditional sources, along with the order data and retailer data, we assign varying initial spending limits for our shoppers. As consumers use the Sezzle Platform, our system learns from the behavior of the individual consumers and adapts the consumer’s limit to the appropriate level based on the consumer’s success level within the Sezzle Platform.

We do not currently have any issued patents, but continue to consider the most effective methods of protecting our intellectual property. We currently hold registered trademarks in the United States, the UK, the European Union, and India, and we have pending trademark applications in Canada and Brazil. However, continued operations within our existing markets and expansion into new markets risks conflicts with unrelated companies who may own registered trademarks for and/or otherwise use a similar name. See “Other Risks Related to Our Business – Our efforts to protect our intellectual property rights may not be sufficient.”

Our Regulatory Environment

Overview

Various aspects of our business and services are subject to U.S. federal, state, and local regulation, as well as regulation outside the United States including Canada. Certain of our services also are subject to rules promulgated by various card networks and other authorities, as more fully described below. These descriptions are not exhaustive, and these laws, regulations and rules frequently change and are increasing in number.

BNPL and Consumer Protection Regulation

The BNPL segment of the point-of-sale financing market in which we operate is a developing field. There has recently been an increased focus and scrutiny by regulators in various jurisdictions, including the United States and Canada, with respect to BNPL arrangements. We may become subject to additional legal or regulatory requirements if laws or regulations or the interpretation of such laws and regulations change in the future or industry standards for BNPL arrangements change in the future.

United States

In the United States, we are required to comply with the applicable provisions of the Truth-in-Lending Act and Regulation Z promulgated thereunder, which require certain disclosures to consumers regarding the terms and conditions of their loans and credit transactions and impose requirements on credit accessed through credit cards, Section 5 of the FTCA, which prohibits unfair and deceptive acts or practices (“UDAP”) in or affecting commerce, and analogous provisions in each state; the Consumer Financial Protections Act, which prohibits unfair, deceptive or abusive acts or practices (“UDAAP”) in connection with consumer financial products and services; the Equal Credit Opportunity Act and Regulation B promulgated thereunder, which prohibit creditors from discriminating against credit applicants on the basis of race, color, sex, age, religion, national origin, marital status, the fact that all or part of the applicant’s income derives from any public assistance program, or the fact that the applicant has in good faith exercised any right under the Federal Consumer Credit Protection Act or applicable state law; the Fair Credit Reporting Act (“FCRA”), which promotes the accuracy, fairness, and privacy of information in the files of consumer reporting agencies; the Fair Debt Collection Practices Act (the “FDCPA”), which provides guidelines and limitations concerning the conduct of third-party debt collectors in connection with the collection of consumer debts; and the and the Telephone Consumer Protection Act (the “TCPA”), which regulates the use of telephone and texting technology to contact customers.

We are also subject to the Holder in Due Course Rule of the Federal Trade Commission (“FTC”), and equivalent state laws, which requires any holder of a consumer credit contract to include a required notice and become subject to all claims and defenses that a borrower could assert against the seller of goods or services; the Electronic Fund Transfer Act, which provides disclosure requirements, guidelines, and restrictions on the electronic transfer of funds from consumers’ bank accounts; the Electronic Signatures in Global and National Commerce Act and similar state laws, which authorize the creation of legally binding and enforceable agreements utilizing electronic records and signatures; the Military Lending Act and similar state laws, which provide obligations and prohibitions relating to loans made to servicemembers and their dependents; and the Servicemembers Civil Relief Act, which allows active duty military members to suspend or postpone certain civil obligations.

We possess certain state lending licenses, and we continuously evaluate whether others are required, which subject us to supervisory oversight from these state license authorities and periodic examinations. The loans we may originate on our platform pursuant to these state licenses are subject to state licensing and interest rate fee restrictions, as well as numerous state requirements regarding consumer protection, interest rate, disclosure, prohibitions on certain activities, and loan term lengths. Our business may become subject to licensing requirements in states in which we currently do not hold licenses. For instance, in certain states we are currently not required to obtain a lending license because our extensions of credit in those states are structured as retail installment transactions. We continue to monitor state licensing regulations and how they may apply to our business, and may be required in the future to apply for additional state licenses, including states in which our loans are structured as retail installment transactions.

Canada

In Canada, we are required to comply with the Canada Anti-Spam Law, which regulates the transmittal of commercial email messages, the Canadian Personal Information Protection and Electronic Documents Act and equivalent provincial privacy laws in the provinces of Alberta, British Columbia and Quebec, each of which includes requirements surrounding the use, disclosure, and other processing of certain personal information about Canadian residents. In addition, we are required to comply with the Canadian federal and provincial human rights legislation which prohibits discriminatory practices to deny, deny access to, or to differentiate adversely in relation to any individual in respect of the provision of services customarily available to the general public on the basis of a certain prohibited grounds of discrimination. The Canadian provincial consumer protection and cost of credit disclosure laws prohibit late fees, impose limits on default charges, prohibit unfair practices, and include consumer contract disclosure and related process requirements, among other compliance requirements. We are also subject to Canadian provincial and territorial e-commerce laws.

We believe that we are appropriately licensed as a lender and/or have structured our business activities to avoid a licensing requirement in each of the Canadian provinces that require such licenses. In connection with our business activities, we are also generally subject to consumer protection legislation and other laws and, on that basis, our business is also generally subject to regulatory oversight and supervision from federal and/or provincial regulators in respect of those activities, regardless of whether we have a license. These regulators and enforcement agencies generally act on a complaints-basis and may receive consumer complaints about us. Investigations or enforcement actions may be costly and time consuming. Enforcement actions by such regulators and enforcement agencies could lead to fines, penalties, consumer restitution, the cessation of our business activities in whole or in part, or the assertion of private claims and lawsuits against us.

Payment Regulations

We are subject to the rules, codes of conduct and standards of Visa, Mastercard and other payment networks and their participants. In order to provide our payment processing services, we must be registered either indirectly or directly as service providers with the payment networks that we use. As such, we are subject to applicable card association and payment network rules, standards and regulations, which impose various requirements and could subject us to a variety of fines or penalties that may be levied by such associations or networks for certain acts or omissions. Card associations and payment networks and their member financial institutions regularly update and generally expand security expectations and requirements related to the security of consumer data and environments. Failure to comply with the networks’ requirements, or to pay the fees or fines they may impose, could result in the suspension or termination of our registration with the relevant payment networks and therefore require us to limit, suspend or cease providing the relevant payment processing services. We are also subject to the Payment Card Industry Data Security Standard (“PCI DSS”) with respect to the acceptance of payment cards, which provides for security standards relating to the processing of cardholder data and the systems that process such data. The failure of our products to comply with PCI DSS requirements may result in the loss of our status as a PCI DSS certified Service Provider and thereby impact our relationship with our merchant partners and their own ability to comply with PCI DSS.

In Canada, we are required to comply with the Payments Canada Rule H1- Pre-Authorized Debit Rules in respect of the acceptance of payments from Canadian bank accounts and the Quebec Charter of French Language laws which regulates the language of communication in commerce and business and applies to entities carrying on business in Quebec.

Data Privacy and Data Security Laws

We are subject to a number of laws, rules, directives, and regulations relating to the collection, use, retention, security, processing, and transfer of personally identifiable information about our customers, our merchants, and employees in the geographies where we operate. Our business relies on the processing of personal data in several jurisdictions and, in some cases, the movement of data across national borders. As a result, much of the personal data that we process, which may include certain financial information associated with individuals, is subject to one or more privacy and data protection laws in one or more jurisdictions. In many cases, these laws apply not only to third-party transactions, but also to transfers of information between or among us, our subsidiaries, and other parties with which we have commercial relationships.

Regulatory scrutiny of privacy, data protection, cybersecurity practices, and the processing of personal data is increasing around the world. Regulatory authorities are continuously considering numerous legislative and regulatory proposals and interpretive guidelines that may contain additional privacy and data protection obligations. Many jurisdictions in which we operate have adopted, or are in the process of adopting, or amending data privacy legislation or regulation aimed at creating and enhancing individual privacy rights. In addition, the interpretation and application of these privacy and data protection laws in the U.S., Europe, and elsewhere are subject to change and may subject us to increased regulatory scrutiny and business costs.

In the United States, we are subject to the Gramm-Leach-Bliley Act (the “GLBA”) and implementing regulations and guidance thereunder, in addition to applicable privacy and data protection laws in the other jurisdictions in which we carry on business activities or process personal information. Among other requirements, the GLBA imposes certain limitations on the ability to share consumers’ nonpublic personal information with nonaffiliated third parties and requires certain disclosures to consumers about information collection, sharing, and security practices and their right to “opt out” of the institution’s disclosure of their nonpublic personal information to nonaffiliated third parties. Privacy requirements, including notice and opt out requirements, under the GLBA and the FCRA are enforced by the FTC and by the Consumer Financial Protection Bureau (“CFPB”) through UDAAP claims, and are a standard component of CFPB examinations. State entities also may initiate actions for alleged violations of privacy or security compliance under state UDAAP claims, financial privacy, security and other laws.

Most states have in place data security laws requiring companies to maintain certain safeguards with respect to the processing of personal information, and all states require companies to notify individuals or government regulators in the event of a data breach impacting such information. In addition, most industrialized countries have or are in the process of adopting similar privacy or data security laws enforced through data protection authorities.

Other Applicable Regulations

We are subject to regulations relating to our corporate conduct and the conduct of our business, including securities laws, trade regulations and anti-money laundering (“AML”) laws and anti-corruption legislation. The United States and certain foreign jurisdictions have taken aggressive stances with respect to such matters and have implemented new initiatives and reforms.

We are required to comply with the U.S. Foreign Corrupt Practices Act, the Foreign Public Officials Act (Canada), and similar anti-bribery laws in other jurisdictions, which prohibit companies and their intermediaries from making improper payments for the purpose of obtaining or retaining business. Recent years have seen a substantial increase in anti-bribery law enforcement activity with more frequent and aggressive investigations and enforcement proceedings by both the Department of Justice and the SEC, increased enforcement activity by non-U.S. regulators and increases in criminal and civil proceedings brought against companies and individuals.

AML laws and related KYC requirements generally require certain companies to conduct necessary due diligence to prevent and protect against money laundering. AML enforcement activity could result in criminal and civil proceedings brought against companies and individuals, which could have a material adverse effect on our business. Regulators and enforcement agencies may receive consumer complaints about us. In the United States, these regulators and agencies include the Financial Crimes Enforcement Network (“FinCEN”), which could subject us to burdensome rules and regulations that could increase costs and use of our resources in order to satisfy our compliance obligations. We are also subject to certain economic and trade sanctions programs including Canadian sanctions laws and the sanctions programs administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), which prohibit or restrict transactions or dealings with specified countries, individuals, and entities.

Our Sustainability

At our core, we are a stakeholder-centric company. Incorporated as a public benefit corporation (“PBC”) under Delaware law and certified as a B Corporation by B Lab, we pride ourself in our environmental, social, and governance (“ESG”) initiatives and are constantly striving to make an even greater impact across our stakeholder groups. To achieve a strong, transparent governance around ESG, we are in the process of incorporating material issues from a number of leading sustainability organizations into our own framework, including the IFRS’ Sustainability Accounting Standards Board (SASB) standards, the SEC’s Climate-Related Disclosures ruling, and B Lab’s Impact Assessment framework.

Our stakeholder approach looks at five distinct stakeholders: consumers, merchants, employees, communities, and investors. We integrate our stakeholder and their concerns into all decisions made across our business to enhance sustainability, promote equity, and support our communities.

Upon our initial B Corporation certification, we had a score of 80.7. We are currently evaluating initiatives to further improve our score and plan to implement them during 2023. Our B Corporation recertification will take place in 2024.

Consumers

We want to create an accessible, equitable, and sustainable product suite for consumers, many of which do not have access to traditional credit. Our management team and board of directors strongly believe that our commitment to providing alternative means for consumers to purchase items they need without incurring high-interest finance charges benefits our consumers. To create a sustainability product suite, we consider accessibility, data stewardship, responsible lending, and consumer feedback as critical areas of monitoring our product sustainability.

In 2020, we launched Sezzle Up, an upgraded version of the core Sezzle experience which provides a credit-building solution for new-to-credit consumers, helping consumers adopt credit responsibly and build their credit history.

Merchants

We strive to create sustainable partnerships with an ethical, sustainable, and diverse merchant base. To that extent, we are focusing on developing sustainable relationships with a diverse array of merchants and partners, prioritizing working with ethical and socially-good merchants, and creating trust with our merchants and partners through stewardship, transparency, and engagement.

Employees

Our goal for our employees is to create an equitable, inclusive work environment with a strong culture built around ethical values and good governance. Critical areas that we monitor for our employees’ happiness and wellness are diversity, hiring, financial security, and culture. Refer to the “Our Employees” section above for additional discussion.

Communities

Through environmental and social initiatives, we want to create net positive value for communities we serve. This includes engaging with our communities through volunteerism and local partnerships, reinvesting in the communities that helped us grow our business, and minimizing our corporate environmental impact and promoting environmental stewardship in other stakeholders.

We have collaborated with the University of Minnesota to provide full-ride scholarships to underrepresented students pursing degrees in technology. Additionally, we continue to identify and partner with nonprofits on initiatives that align with our company’s values and mission.

Investors

We want to create sustainable returns for our investors and have a strong, robust system of governance and controls. Management and the board of directors evaluate if we are meeting our overall mission, work towards fostering an ethical and transparent tone-at-the-top, and ensure that social responsibility remains a factor in our decision-making process. We maintain key performance indicators to measure and report to management and the board of directors on our sustainability efforts. These metrics are based on the frameworks noted above, but primarily relate to items reported in our B Lab Impact Assessment.

MANAGEMENT

The following table sets forth the name and age as of date of this prospectus and position of each of our executive officers and directors.

Name	Age	Director Since	Position	Committee Membership
Charles Youakim	46	2016	Co-Founder, Executive Chairman, and Chief Executive Officer	—
Paul Paradis	39	2018	Co-Founder, Executive Director, and President	—
Paul Lahiff	70	2019	Independent Non-Executive Director	Audit and Risk Committee (Chair), Remuneration and Nomination Committee (Chair)
Kathleen Pierce-Gilmore	45	2019	Independent Non-Executive Director	Audit and Risk Committee (Member), Remuneration and Nomination Committee (Member)
Paul Purcell	48	2019	Independent Non-Executive Director	Audit and Risk Committee (Member), Remuneration and Nomination Committee (Member)
Mike Cutter	57	2020	Independent Non-Executive Director	Audit and Risk Committee (Member), Remuneration and Nomination Committee (Member)

Charles Youakim

Mr. Youakim is our co-founder, Executive Chairman, and Chief Executive Officer of Sezzle. Mr. Youakim is a serial technology entrepreneur with nearly ten years of experience in growing fintech companies from inception to large-scale businesses. Mr. Youakim began his career as an engineer and software developer. After successfully advancing in his early career, he returned to business school where he was able to focus on expanding his knowledge of finance, marketing, and business strategy.

In 2010, after completing business school, Mr. Youakim founded his first payments company, Passport Labs, Inc. (“Passport”). Passport became a leader in software and payments for the transportation industry. At Passport, Mr. Youakim led the construction and the original technology and led the company as it disrupted the industry through the introduction of white label systems and payment wallets. Passport is the technology behind enterprise transportation installations like ParkChicago, ParkBoston, and the GreenP in Toronto.

Mr. Youakim co-founded Sezzle in 2016 and also planned much of the business’ technology architecture. Mr. Youakim has a degree in Mechanical Engineering from the University of Minnesota and an MBA from the Carlson School of Management at the University of Minnesota. Mr. Youakim does not currently hold any other directorships. We believe Mr. Youakim is well-qualified to serve as a member of our board of directors due to his perspective and experience from serving as co-founder and Chief Executive Officer of Sezzle, as well as his experience leading other technology companies.

Paul Paradis

Mr. Paradis co-founded Sezzle and has served as a member of our board of directors since May 2018. Mr. Paradis has served as President since July 2020 and, prior to serving as President, Mr. Paradis was our Chief Revenue Officer starting in May 2016. Mr. Paradis has extensive experience in sales and marketing. He began his career in sales with the Minnesota Timberwolves. He left the Timberwolves to attain his MBA from the Carlson School of Management at the University of Minnesota, where he focused on marketing and strategy. After graduating from the Carlson School of Management, Mr. Paradis spent six years leading sales and marketing at Dashe & Thomson and the Abreon Group, boutique management consultancies focused on IT transformation adoption. Mr. Paradis left the Abreon Group in 2016 when he co-founded Sezzle. At Sezzle, Mr. Paradis oversees sales, account management, strategic partnerships, and customer and merchant support.

Mr. Paradis has a Bachelor of Arts in Political Science from Davidson College and an MBA from the University of Minnesota. Mr. Paradis does not currently hold any other directorships. We believe Mr. Paradis is well-qualified to serve as a member of our board of directors due to his experience from serving as co-founder and President at Sezzle, in addition to his experience in IT transformation.

Paul Lahiff

Mr. Lahiff has served as a member of our board of directors since May 2019. Mr. Lahiff was previously Chief Executive Officer of Mortgage Choice and prior to that, Chief Executive Officer of Permanent Trustee and Heritage Bank. He previously held roles on the boards of directors with Sunsuper, Thorn Group, New Payments Platform Australia, RFi, Cuscal and Cancer Council NSW. Mr. Lahiff holds a Bachelor of Agricultural Science from the University of Sydney and is a graduate of the Australian Institute of Company Directors. Mr. Lahiff is a Non-Executive Director of AUB Holdings and the Chairman of Harmoney, NESS Superannuation, and UBank. We believe Mr. Lahiff is well-qualified to serve as a member of our board of directors due to his senior management experience and prior and other director roles.

Kathleen Pierce-Gilmore

Ms. Pierce-Gilmore has served as a member of our board of directors since April 2019. Ms. Pierce-Gilmore has been a payments and fintech executive for 20+ years across firms. She is currently the Head of Global Payments at Silicon Valley Bank, where she began in August 2020. Prior to Silicon Valley Bank, she was the Chief Executive Officer of Lingua Franca from August 2019 to March 2020. Before Lingua Franca, she was Chief Executive Officer of Flexa Technologies from March 2018 to September 2018, before which she was President and Chief Operating Officer of Raise Marketplace since October 2017. Prior to Raise Marketplace, Ms. Pierce-Gilmore was General Manager of Consumer Credit at PayPal from September 2015 to October 2017. In addition to her deep expertise in customer experience, consumer lending, product development, and P&L management, Ms. Pierce-Gilmore has also led businesses on the merchant side of the payments ecosystem.

Ms. Pierce-Gilmore graduated with a Bachelor of Arts from the Integrated Sciences Program at Northwestern University and has completed the Non-Executive Director Diploma program through the Financial Times. Ms. Pierce-Gilmore also serves as a Director for Tala. We believe Ms. Pierce-Gilmore is well-qualified to serve as a member of our board of directors due to her management experience in the payment technology industry.

Paul M. Purcell

Mr. Purcell has served as a member of our board of directors since April 2019. Mr. Purcell has invested in financial services companies (public and private markets) for over 20 years. He retains a specific specialization in emerging financial innovation as well as non-bank financial services. He has been the Chief Investment Officer of Jupiter Management since January 1, 2019 and prior to assuming that position led the sourcing and origination of investments at Continental Investors since 1999. Mr. Purcell is a frequent panelist at industry conferences and has published several articles on the trends and developments in the emerging commerce and financial services marketplaces.

Before joining Continental Investors, Mr. Purcell was a co-founder of Continental Advisors, a manager of two sector-based hedge funds. He was also Manager of Internet Marketing at the Chicago Board Options Exchange (CBOE).

Mr. Purcell is a graduate of the University of San Diego where he is a member of the Board of Trustees. He currently serves on the board of directors of AeroPay, GigWage, Prizeout, thedrop.com, Winestyr, CarHop, and What’s Next Media. We believe Mr. Purcell is well-qualified to serve as a member of our board of directors due to his various experiences in financial services industry and his service as a director at numerous companies.

Michael Cutter

Mr. Cutter has served as a member of our board of directors since June 2020. Prior to serving as a director, Mr. Cutter served as an advisor to the board from May 2019 until joining as a member of the board of directors. Mr. Cutter has more than 33 years’ experience in a wide range of financial services businesses in Australia, New Zealand, Asia and Europe.

Most recently from 2015 to 2019 he served as the Group Managing Director for the information services business Equifax ANZ. Prior to that he held various CEO, CRO, Product and Operations roles with GE, ANZ, Wesfarmers, Halifax/BankOne and NAB.

Mr. Cutter is a Graduate of the Australian Institute of Company Directors (GAICD) and a Senior Fellow of the Financial Services Institute of Australia and has previously served on the board of directors of the Women’s Cancer Foundation, Ovarian Cancer Institute, the Australian Finance Congress, the National Insurance Brokers Association and the Australian Retail Credit Association.

In addition to his role with Sezzle, Mr. Cutter is currently a director for Pepper Money Australia New Zealand, the Chair of Arteva Premium Funding, the Chair of Panthera Finance, a Board Advisor to Revolut Australia and serves as a Director for Kadre Consulting. Mr. Cutter has a Bachelor of Science (Hons) from Hertfordshire University. We believe Mr. Cutter is well-qualified to serve as a member of our board of directors due to his experiences in the financial services industry across varied geographical locations.

Our executive officers, other than Charles Youakim and Paul Paradis, and their respective ages as of February 28, 2023 are as follows:

Name	Age	Position
Karen Hartje	65	Chief Financial Officer
Josh Bodhe	34	Chief Technology Officer
Amin Sabzivand	34	Senior Vice President - Product

Karen Hartje

Ms. Hartje has served as our Chief Financial Officer since April 2018. From April 2016 until joining Sezzle, Ms. Hartje operated her own financial consulting business, Grand Group LLC. Prior to her own consulting business, Ms. Hartje occupied finance and credit management roles at Bluestem Brands, a retail finance company that was a reboot of Fingerhut Direct Marketing and generated well over $1 billion in retail sales. Ms. Hartje was on the founding team of Bluestem Brands, where she led the finance department reporting to the President of Bluestem Brands. During her tenure, Ms. Hartje led financial planning and analysis, management of credit policies, and forecasting. Bluestem Brands was acquired in 2014. Before Bluestem Brands, Ms. Hartje started her career with KPMG and has held senior leadership positions at US Bank and Lenders Trust. Ms. Hartje has served on the not-for-profit board of Saint Paul Figure Skating Club, Inc. since 2015, and was previously a member of the board of Upworks from 2016 to 2018. Ms. Hartje has a Bachelor of Arts in accounting from the University of Minnesota and was a certified public accountant (expired).

Josh Bohde

Mr. Bohde has served as our Chief Technology Officer since August 2022. In this role, Mr. Bohde leads the engineering team and is responsible for the technology strategy that supports Sezzle’s existing and future products. He previously served as an Engineering Manager, Director of Engineering & Vice President of Engineering at Sezzle since November 2018 where he managed the Infrastructure & Security teams. Prior to joining Sezzle, Mr. Bohde held senior engineering leadership positions at Reconfigure.io and Curb, Inc.

Amin Sabzivand

Mr. Sabzivand has served as our Senior Vice President of Product since March 2021. In this role, Mr. Sabzivand leads the Product team and coordinates across internal stakeholders on product development. He is responsible for defining our product strategies, objectives, goals and execution. He previously served as Head of Data at Sezzle, where he designed machine-learning algorithms to be used in credit-risk and fraud detection models. He also designed numerous business analytics tools and key performance indicator reports for internal stakeholders. Mr. Sabzivand received two Master’s degrees in Engineering Management and Financial Mathematics from the University of Minnesota and also worked within the University of Minnesota Mathematics department prior to joining Sezzle.

Independence of Directors

Our board currently consists of six members: Mr. Youakim, Mr. Paradis, Mr. Lahiff, Ms. Pierce-Gilmore, Mr. Purcell and Mr. Cutter. Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning her or his background, employment, and affiliations, our board of directors has determined that each of each of Mr. Cutter, Mr. Lahiff, Ms. Pierce-Gilmore and Mr. Purcell does not have relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent.” We have assessed the independence of our directors with respect to the definition of independence prescribed by Nasdaq and the SEC. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our common stock by each non-employee director.

Family Relationships

There are no family relationships among any of our directors or executive officers.

Board Committees

Our Board has an established audit and risk committee and a remuneration and nomination committee. Both committees are comprised of Mr. Lahiff, Ms. Pierce-Gilmore, Mr. Purcell and Mr. Cutter, each of whom the board has determined is independent under the definitions of independence prescribed by Nasdaq and the SEC. In connection with our listing on the Nasdaq Global market, our remuneration and nomination committee will be split into a compensation committee and a separate nomination and corporate governance committee. The members of the current remuneration and nomination committee will serve on each new committee. The composition and responsibilities of each of the committees of our Board are described below. Members will serve on these committees until their resignation or until otherwise determined by our Board. The charter of each committee will be available on our website.

Indemnification of Directors and Officers

Our certificate of incorporation and bylaws provide for the indemnification of its directors, officers, employees, and other agents to the maximum extent permitted by the DGCL. We entered into indemnification agreements with each director. Under these indemnification agreements, we have agreed to indemnify, to the extent permitted by the law, each director in respect of certain liabilities that the director may incur as a result of, or by reason of, being or acting as a director of the Company.

These liabilities included losses or liabilities incurred by the director to any other person as a director of the Company, including legal expenses to the extent such losses or liabilities relate to actions taken in good faith by the director and in a manner the director reasonably believed to be in, or not opposed to, the best interests of the Company and in the case of criminal proceedings where the director has no reasonable cause to believe that his conduct was unlawful. To the extent that we maintain a directors’ and officers’ policy of insurance, it must ensure that the directors are covered for the period that they are directors.

Code of Business Conduct and Ethics

The Sezzle Code of Conduct applies to all of our directors, advisors, officers, employees, consultants and contractors, including our principal executive and principal financial officers and controller. The Sezzle Code of Conduct is available on our website (investors.sezzle.com) under the “Leadership & Governance” heading.

Corporate Governance Guidelines

Our Board will adopt corporate governance guidelines in accordance with the corporate governance rules of Nasdaq, which serve as a flexible framework within which our Board and its committees operate. These guidelines will cover a number of areas, including the duties and responsibilities of the Board, director independence, Board leadership structure, executive sessions, CEO evaluations, management development and succession planning, director nomination, qualification and election, director orientation and continuing education, Board agenda, materials, information and presentations, director access to Company employees and independent advisers, Board communication with stockholders and others, director compensation, and annual board and committee performance evaluations. A copy of our corporate governance guidelines will be posted on our website. The Board has also adopted a securities trading policy.

Compensation Committee Interlocks and Insider Participation

During the year ended December 31, 2022, the members of the remuneration and nomination committee. were Mr. Lahiff, Ms. Pierce-Gilmore, Mr. Purcell and Mr. Cutter. During fiscal year 2022, none of our executive officers served (i) as a member of the compensation committee or board of directors of another entity, one of whose executive officers served on our remuneration and nomination committee, or (ii) as a member of the compensation committee of another entity, one of whose executive officers served on our Board.

EXECUTIVE AND DIRECTOR COMPENSATION

This section describes the material elements of the compensation awarded to, earned by, or paid to our Executive Chairman and Chief Executive Officer, Charles Youakim, and our two most highly compensated executive officers (other than our Executive Chairman and Chief Executive Officer), Paul Paradis, our Executive Director and President, and Karen Hartje, our Chief Financial Officer, for our fiscal year ended December 31, 2022. These executives are collectively referred to in this “Executive Compensation” section as our named executive officers. As an “emerging growth company” as defined in the JOBS Act, we are not required to include a Compensation Discussion and Analysis section or a Pay Versus Performance section, and have elected to comply with the scaled disclosure requirements applicable to emerging growth companies.

Summary Compensation Table

The following table sets forth the compensation paid to, received by, or earned during each of fiscal year 2022 and 2021 by each of our named executive officers.

Name and principal position	Year	Salary	Bonus	Stock awards(1)(2)		Option awards	Nonequity incentive plan compensation	All other compensation(4)	Total ($)
Charles Youakim, Executive Chairman and Chief Executive Officer	2022	$250,000	$—	$—		$—	$—	$56,687	$306,687
	2021	250,000	—	5,941,116	(3)	—	—	—	$6,191,116
Paul Paradis, Executive Director and President	2022	266,347	—	—		—	—	5,990	272,337
	2021	250,000	—	5,939,589	(3)	—	—	3,106	6,192,695
Karen Hartje, Chief Financial Officer	2022	266,347	—	—		—	—	16,670	283,017
	2021	250,000	—	125,413		—	—	8,357	383,770

(1)	Amounts reported represent the grant date fair value, computed in accordance with FASB ASC Topic 718, of restricted stock units (“RSUs”) and performance-based restricted stock units (“PRSUs”) granted under the 2019 Equity Incentive Plan or 2021 Equity Incentive Plan, as applicable, disregarding the effects of estimated forfeitures. For assumptions used in valuing the RSUs, please see Note 13 & 14 to the consolidated financial statements included elsewhere in this report.
(2)	For Messrs. Youakim and Paradis, amounts reported primarily represent the grant date fair value of PRSUs issued as part of the Company’s Long-Term Incentive Plan, computed in accordance with FASB ASC Topic 718 and based on the following assumptions: risk-free interest rate of 0.10%; expected volatility of 87.4%; expected term of 1.56 years; expected dividend rate of 0% and the probable achievement of the underlying performance goal at the time of grant. Under FASB ASC Topic 718, the vesting condition related to the LTIP PRSUs is considered a market condition and not a performance condition. Accordingly, there is no grant date fair value below or in excess of the amount reflected in the table above for the named executive officers that could be calculated and disclosed based on achievement of the underlying market condition. The amounts reported in this column for non-LTIP awards, if any, reflect the accounting cost for these awards and do not correspond to the actual economic value that may be received by the applicable officer upon the sale of any of the underlying shares of common stock
(3)	As described in more detail below, the LTIP Options granted to Messrs. Youakim and Paradis in 2020 to purchase 1,171,875 shares of common stock were rescinded in order to provide stockholders with the ability to approve the awards in accordance with ASX listing standards. At the Company’s June 11, 2021 annual meeting (the “2021 Annual Meeting”), stockholders approved the issuance of up to 1,500,000 PRSUs to each of Messrs. Youakim and Paradis. After shareholder approval the Company issued 1,262,993 PRSUs to each of Messrs. Youakim and Paradis. The PRSUs are intended to replicate the performance conditions of the LTIP Options and are reported under the “Stock awards” column of this table.
(4)	Amounts reported partially reflect the value of matching contributions made by the Company in 2021 and 2022 under its 401(k) retirement plan. Amounts also reflect the payment by the Company of an aggregate of $56,037 to Messr. Youakim, reflecting legal fees (and associated tax gross-ups) attributable to counsel provided to him in his personal capacity in relation to the Company’s merger negotiations with ZipCo Limited in the first half of 2022. Although reported in this column as compensation paid to Messr. Youakim, the Company considers the cost of these services to be a business expense and not a personal benefit to Messr. Youakim.

Narrative Disclosure to Summary Compensation Table

Compensation Philosophy and Structure

Our performance depends upon our ability to attract and retain executives and directors. To prosper, we must attract, motivate and retain these highly skilled individuals. To that end, we embrace the following principles in our compensation framework:

●	Offer competitive rewards to attract high caliber executives;

●	Clear alignment of compensation with strategic objectives;

●	Focus on creating sustainable value for all of our stakeholders;

●	Merit-based compensation across a diverse workforce; and

●	Ensure total compensation is competitive by market standards.

Our remuneration and nominating committee is responsible, in part, for reviewing and making recommendations for our executive directors, non-executive directors, executive officers, and employee base. The remuneration and nomination committee assesses the appropriateness of the nature and amount of compensation for these individuals on a periodic basis by reference to relevant market conditions within the overall objective of ensuring maximum stakeholder benefit from the retention of high-quality directors, executives, and employees. In 2022, we engaged FW Cook as a compensation consultant to review current compensation for directors and senior executives, benchmark the same against industry peers, and make recommendations for appropriate adjustments to salary, short-term and long-term equity-based compensation plans. Following consultation with senior executives, the compensation consultant made a presentation to the remuneration and nominating committee, which subsequently was approved in substantially the form proposed.

Our Board believes the compensation framework to be appropriate and effective in attracting and retaining the best executives and directors to operate and manage the Company.

The executive and director compensation framework is designed to support our reward philosophies and to underpin our growth strategy and is based on the following:

●	Base Salary

●	Short-Term Incentive Plan

●	Long-Term Incentive Plan

Base Salary

The initial base salaries of our named executive officers were set forth in their respective employment agreements and have been periodically reviewed by the Remuneration and Nomination Committee. For 2021, each of our named executive officers had a base salary of $250,000 per year. During May 2022, the salaries for Paul Paradis and Karen Hartje were each increased to $275,000 per year. The actual amounts paid as base salaries to each named executive officer for 2021 and 2022 are set forth above in the Summary Compensation Table in the column entitled “Salary”.

Short-Term Incentive Plan (“STIP”)

Our named executive officers are eligible to participate in our STIP, which provides an annual bonus opportunity based on a combination of a Company Performance Score (“CPS”) and individual performance. For 2020, CPS was determined by the Remuneration and Nomination Committee based on Company performance within four weighted categories: growth (50%), stakeholder satisfaction (20%), optimization (15%), and innovation (15%). After evaluating applicable metrics within these categories, including revenue, UMS, Active Consumers, stakeholder satisfaction and Net Transaction Margin, the Remuneration and Nomination Committee determined the CPS to be 78.6. The Remuneration and Nomination Committee then evaluated individual performance for each of our named executive officers and determined the STIP bonus amounts for 2020.

STIP bonus amounts for each named executive officer, which cannot exceed a maximum of 50% of the base salary for the named executive officer for the performance year, were delivered in 2020 in the form of RSUs. For Messrs. Youakim and Paradis, the grants of the RSUs were subject to prior stockholder approval under ASX listing rules. Stockholders approved the RSU grants to Messrs. Youakim and Paradis at the 2021 Annual Meeting.

The Remuneration and Nomination Committee has determined that the relevant Company performance metrics for the STIP were not met in either 2021 or 2022; therefore no STIP awards for those periods were granted.

Long-Term Incentive Plan (“LTIP”)

Our named executive officers are also eligible to participate in our LTIP, which provides for grants of stock options under the 2019 Equity Incentive Plan, with vesting subject to the satisfaction of both time- and performance-based vesting conditions over a three-year period. The performance-based vesting condition for LTIP stock options consists of the Company’s total shareholder return (“TSR”) measured against that of the S&P/ASX All Technology Index (excluding materials and energy companies) for each one-year period within the three-year performance period starting on January 1, 2020 and ending on December 31, 2022. For comparative purposes, our volume weighted average price (“VWAP”) over a 30-day period up to the end of the relevant performance period will be used and compared to the average S&P/ASX All Technology Index price over that same period. One-third of the total number of LTIP Options, as defined below, are eligible to be earned each year within the three-year performance period based on the following TSR performance for the applicable year:

Comparative TSR Target	Percentage of LTIP Options Earned (Measured on an Annual Basis)
Less than 51st percentile of companies in S&P/ASX All Technology Index (excluding materials and energy companies)	0%
Greater than or equal to 51st percentile but less than the 90th percentile of companies in S&P/ASX All Technology Index (excluding materials and energy companies)	Pro rata between 1% and 100%
Greater than or equal to 90th percentile of companies in S&P/ASX All Technology Index (excluding materials and energy companies)	100%

The board of directors has the discretion to amend the comparative TSR performance condition at any time during the performance period applicable to the LTIP Options if the board of directors believes it is appropriate to do so to reflect the Company’s circumstances. Any LTIP Options that are earned for a measurement year within the three-year performance period remain subject to a time-based vesting condition, which is satisfied upon the named executive officer’s continued employment with the Company through December 31, 2022.

On May 22, 2020, each of our named executive officers (and several other of our executive officers) were declared eligible to receive a grant under the LTIP (the “LTIP Awards”). Ms. Hartje’s LTIP Award was awarded in the form of options to purchase 1,171,875 shares of our common stock at an exercise price of $1.37 (using a conversion rate of A$1.53 to $1.00) per share, based on the closing sale price of CDIs on the ASX on May 21, 2020 . The number of shares of common stock subject to Ms. Hartje’s LTIP Award was calculated so that the Monte Carlo value of her LTIP Award was equal to 300% of her salary in effect at the time (i.e., 100% for each of the three years in the performance period). The LTIP Awards granted to Messrs. Youakim and Paradis required advance approval of the stockholders in accordance with ASX listing standards. At the 2021 Annual Meeting, stockholders approved LTIP Awards to Messrs. Youakim and Paradis in the form of the issuance of up to 1,500,000 PRSUs to each of them in an amount that was intended to replicate the performance conditions of the LTIP Awards granted to other executive officers. Each of Messrs. Youakim and Paradis were subsequently granted 1,262,993 PRSUs (the “LTIP PRSUs”).

The Remuneration and Nomination Committee has determined that the relevant Company performance metrics for the LTIP were not met in 2021 and 2022; therefore no portion of LTIP awards will become vested for those periods.

Agreements with our Named Executive Officers

Each of our named executive officers is party to an employment agreement with us dated June 1, 2019 that sets forth the terms and conditions of his or her employment, including an annual base salary, which has subsequently been increased, and the ability to participate in the Company’s employee stock option plans, as described below. In addition, our named executive officers are bound by certain restrictive covenant obligations pursuant to a Proprietary Information, Inventions, Non-Competition and Non-Solicitation Agreement, including covenants relating to non-disclosure and use of proprietary information and assignment of inventions, as well as a covenant not to compete or solicit certain of our service providers, customers or prospective customers and suppliers during employment and for a period of one-year immediately following termination of employment for any reason.

Employee and Retirement Benefits and Perquisites

We currently provide our named executive officers with the same broad-based health and welfare benefits, including health, vision and dental insurance, which are available to our U.S.-based full-time employees. In addition, we maintain a 401(k) retirement plan for our U.S.-based full-time employees and a Registered Retirement Savings Plan (“RRSP”) for our Canada-based full-time employees, under which we may make discretionary matching and/or profit-sharing contributions. Other than the 401(k) plan and RRSP, we do not provide any qualified or non-qualified retirement or deferred compensation benefits to our employees, including our named executive officers. Except as described in the footnotes to the Summary Compensation Table above, we do not currently provide any perquisites to our named executive officers. The actual amounts of 401(k) retirement plan matching contributions paid to each named executive officer for 2021 and 2022 are set forth above in the Summary Compensation Table in the column entitled “All other compensation.”

Outstanding Equity Awards at Fiscal Year-End 2022

The following table sets forth information regarding outstanding option awards and unvested stock awards held by each of the named executive officers on December 31, 2022.

Option Awards							Stock Awards
Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)	Option exercise price ($)		Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested ($)	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested (#)		Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested ($)
Charles Youakim	427,083	72,917	—	0.84	(1)	July 26, 2029	—	—	—	(4)	—
Paul Paradis	427,083	72,917	—	0.84	(1)	July 26, 2029	—	—	—	(4)	—
Karen Hartje	427,083	72,917	—	0.84	(1)	July 26, 2029	—	—	—		—
	1,735,000	—	—	0.05	(2)	August 25, 2028	—	—	—		—
	390,625	—	—	1.37	(3)	January 1, 2030	—	—	—		—

(1)	Reflects stock options that vested as to 25% of the shares subject to the award on the one-year anniversary of the date of grant (July 27, 2020), with the remaining shares vesting in equal monthly installments over a 36-month period thereafter.
(2)	Reflects stock options granted to Ms. Hartje in connection with her commencement of employment with the Company that vested as to 25% of the shares subject to the award on the one-year anniversary of the date of grant (August 26, 2018), with the remaining shares vesting in equal monthly installments over a 36-month period thereafter.
(3)	Reflects LTIP Options that vest based on the satisfaction of both a time and performance-based vesting condition over a three-year period ending December 31, 2022. Please see “Long-Term Incentive Plan (“LTIP”)” for additional detail regarding the comparative TSR performance vesting condition. Exercise price amounts were converted from AUD to U.S. Dollars using a conversion rate of A$1.53 to $1.00, representing the exchange rate on the May 22, 2020 grant date. The vesting conditions were not met for 2021 or 2022; accordingly 781,250 options are unearned and will never vest or become exercisable.
(4)	Reflects the LTIP PRSU grants. The Remuneration and Nomination Committee has determined that the relevant performance metrics for the LTIP PRSUs were not met in 2021 or 2022, and therefore no LTIP PRSUs vested or will become earned.

Potential Payments Upon Termination of Employment

Each of our named executive officers is entitled to severance and other benefits upon a termination of employment in certain circumstances, as described below. The employment of our named executive officers may be terminated: (i) at any time upon mutual written agreement of the parties; (ii) by us immediately and without prior notice for cause (as defined in the named executive officer’s employment agreement); (iii) immediately upon death or disability; (iv) by us other than for cause with advance written notice of at least 12 months (six months, in the case of Ms. Hartje); or (v) by the named executive officer, other than due to death or disability, with advance written notice of at least 12 months (six months, in the case of Ms. Hartje). In lieu of providing the written notice described above, the Company may elect to make a payment to the named executive officer equal to the regular compensation that the named executive officer would have earned over the applicable notice period.

In addition, in the event that a named executive officer’s employment is terminated by the Company in connection with, or within the three-year period following, a change of control (as defined in the Company’s employee stock option plan), all stock options held by the named executive officer under such plan will immediately vest and become exercisable.

Equity Plans

For information about the number of shares authorized for issuance and outstanding under each of our equity plans as of December 31, 2021 and 2022, please see Note 13. Equity Based Compensation on the accompanying notes to our consolidated financial statements.

2016 Employee Stock Option Plan

The Company adopted the 2016 Employee Stock Option plan on January 16, 2016 (the “2016 Stock Option Plan”). The purposes of the 2016 Stock Option Plan were to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees and consultants, and to promote the success of the Company’s business.

The 2016 Stock Option Plan was superseded upon the adoption of the 2019 Equity Incentive Plan (discussed below) by the Company, although the terms of the 2016 Stock Option Plan continue to apply to awards granted under that plan.

2019 Equity Incentive Plan

On June 24, 2019, the board of directors adopted, and on June 1, 2020 our stockholders amended, the Sezzle Inc. 2019 Equity Incentive Plan (the “2019 Equity Incentive Plan”). The 2019 Equity Incentive Plan permits the grant of incentive stock options to our employees and the grant of stock options, stock appreciation rights, restricted stock or restricted CDI awards, restricted stock units, dividend equivalent rights, and performance awards to our employees, directors, and consultants. Subject to adjustment, the maximum number of shares of common stock and CDIs that may be granted under the 2019 Equity Incentive Plan is 26,000,000. Shares of common stock and CDIs underlying awards that terminate, expire, are surrendered or lapse for any reason will become available for subsequent awards under the 2019 Equity Incentive Plan. This summary is not a complete description of all provisions of the 2019 Equity Incentive Plan and is qualified in its entirety by reference to the 2019 Equity Incentive Plan.

Plan Administration. The Remuneration and Nomination Committee administers the 2019 Equity Incentive Plan. As used in this summary, the term “administrator” refers to the Remuneration and Nomination Committee and its authorized delegate, as applicable. Subject to the provisions of the 2019 Equity Incentive Plan, the administrator has the authority to, among other things, construe, interpret and administer the 2019 Equity Incentive Plan and all award agreements, determine eligibility for and grant, or recommend to the board of directors for approval to grant, awards under the 2019 Equity Incentive Plan, determine the form of settlement of awards under the 2019 Equity Incentive Plan, prescribe, amend and rescind rules and regulations, amend any outstanding award agreement in any respect, including to accelerate the time or times at which an award becomes vested or shares are delivered under an award, and otherwise make all determinations necessary or advisable in administering the 2019 Equity Incentive Plan.

Non-transferability of Awards. The 2019 Equity Incentive Plan generally does not allow for the transfer of awards and awards may generally be exercised only by the holder of an award during his or her lifetime.

Adjustments upon Changes in Capitalization, Merger, or Certain other Transactions. The 2019 Equity Incentive Plan provides that in the event of any increase or decrease in the number of issued shares of common stock or CDIs resulting from a recapitalization, stock split, reverse stock split, stock dividend, spinoff, split up, combination, reclassification or exchange of CDIs or shares of common stock, merger, consolidation, rights offering, separation, reorganization or liquidation, or any other change in our corporate structure, CDIs or shares of common stock, the administrator will make appropriate adjustments to the number and kind of CDIs or shares of common stock underlying any then-outstanding awards under the 2019 Equity Incentive Plan, any exercise or strike prices relating to awards under the 2019 Equity Incentive Plan and any other provision of awards affected by such change.

In the case of a change in control, the administrator will determine the effect of such change in control on awards, which determination may include taking any of the following actions: (i) the settlement of awards in cash or securities; (ii) the assumption of outstanding awards or for the grant of substitute awards; (iii) the modification of the terms of awards to add events, conditions or circumstances upon which the vesting of awards or the lapse of restrictions applicable to awards will accelerate; (iv) the deemed satisfaction of any performance conditions at target, maximum or actual performance through the closing of the change in control or for the performance conditions to continue after such closing; (v) acceleration of awards; and (vi) the full exercisability, for a period of at least 20 days prior to the change in control, of any stock options or stock appreciation rights that would not otherwise become exercisable prior to the change in control (with any such exercise contingent upon the occurrence of the change in control), with any stock options or stock appreciation rights not exercised prior to the consummation of the change in control terminating as of the consummation of the change in control.

Amendment and Termination. Subject to the ASX Listing Rules, the board of directors may, from time to time, suspend, discontinue, revise or amend the 2019 Equity Incentive Plan, provided, however, that no such action may materially adversely impair the rights under any outstanding award without the consent of the holder of the award.

2021 Equity Incentive Plan

The board of directors, upon the recommendation of the Remuneration and Nomination Committee, adopted the 2021 Equity Incentive Plan, which was subsequently approved by the Company’s stockholders at the Annual Meeting, as a replacement for the 2019 Equity Incentive Plan. This summary is not a complete description of all provisions of the 2021 Equity Incentive Plan and is qualified in its entirety by reference to the 2021 Equity Incentive Plan.

Purpose. The purpose of the 2021 Equity Incentive Plan is to advance the interests of the Company by providing for the grant of stock and stock-based awards to the Company’s employees, directors, and consultants.

Administration. The 2021 Equity Incentive Plan is administered by the administrator, who has the discretionary authority to, among other things, administer and interpret the 2021 Equity Incentive Plan and any awards granted under it, determine eligibility for and grant awards, determine the exercise price, base value from which appreciation is measured, or purchase price, if applicable to any award, determine, modify, accelerate or waive the terms and conditions of any award, determine the form of settlement of awards, prescribe forms, rules and procedures for awards and otherwise do all things necessary or desirable to carry out the purposes of the 2021 Equity Incentive Plan. Determinations of the administrator under the 2021 Equity Incentive Plan will be conclusive and binding upon all parties. To the extent permitted by applicable law, the administrator may delegate certain of its powers under the 2021 Equity Incentive Plan to one or more of its members or members of the board of directors, officers of the Company or other employees or persons. As used in this summary, the term “administrator” refers to the Remuneration and Nomination Committee or its authorized delegates, as applicable.

Eligibility. Employees, directors, and consultants of us or our subsidiaries are eligible to participate in the 2021 Equity Incentive Plan. Eligibility for stock options intended to be incentive stock options under the U.S. tax code (ISOs) is limited to our employees or employees of a “parent corporation” or “subsidiary corporation” of the Company. Eligibility for stock options, other than ISOs, and SARs is limited to individuals who are providing direct services on the grant date to us or certain of our subsidiaries.

Authorized Shares. Subject to adjustment as described below, the maximum number of shares of our common stock that may be delivered in satisfaction of awards under the 2021 Equity Incentive Plan is 25,000,000 shares of common stock (“the initial share pool”). The initial share pool will automatically increase on January 1 of each year from 2022 to 2031 by the lesser of (i) four percent (4%) of the number of shares of our common stock outstanding as of the close of business on the immediately preceding December 31st and (ii) the number of shares of common stock determined by the board of directors on or prior to such date for such year (the initial share pool, as so increased, the “Share Pool”). The following rules apply in respect of the Share Pool:

●	Shares of our common stock withheld by us in payment of the exercise price or purchase price of an award or in satisfaction of tax withholding requirements will not reduce the Share Pool.

●	Shares of our common stock underlying awards that are settled in cash or that expire, become unexercisable, or that terminate or are forfeited to or repurchased by us due to failure to vest will not reduce the Share Pool.

●	Shares of our common stock delivered under awards in substitution for awards of an acquired company that are converted, replaced or adjusted in connection with the acquisition (“Substitute Awards”) will not reduce the Share Pool.

Shares of common stock that may be delivered under the 2021 Equity Incentive Plan may be authorized but unissued shares, treasury shares or previously issued shares acquired by the Company.

Director Limits. With respect to any non-employee director in any calendar year, the aggregate value of all compensation granted or paid, including awards granted under the 2021 Equity Incentive Plan, may not exceed $750,000.00 in the aggregate ($1 million in the aggregate with respect to a director’s first calendar year of service on the board of directors). The foregoing limits will not apply to any compensation granted or paid to a non-employee director for his or her service to us or one of our subsidiaries other than as a director, including, without limitation, as a consultant or advisor to us or one of our subsidiaries.

Types of Awards. The 2021 Equity Incentive Plan provides for the grant of stock options, SARs, restricted and unrestricted stock and stock units, performance awards and other awards that are convertible into or otherwise based on our common stock. Dividend equivalents may also be provided in connection with awards under the 2021 Equity Incentive Plan.

●	Stock Options and SARs. The administrator may grant stock options, including ISOs, and SARs. A stock option is a right entitling the holder to acquire shares of our common stock upon payment of the applicable exercise price. A SAR is a right entitling the holder upon exercise to receive an amount (payable in cash or shares of equivalent value) equal to the excess of the fair market value of the shares subject to the right over the base value from which appreciation is measured. The exercise price of each stock option, and the base value of each SAR, granted under the 2021 Equity Incentive Plan will be no less than 100% of the fair market value of a share of our common stock on the date of grant (110% in the case of certain ISOs). Other than in connection with certain corporate transactions or changes to our capital structure, stock options and SARs granted under the 2021 Equity Incentive Plan may not be repriced or substituted for by new stock options or SARs having a lower exercise price or base value, nor may any consideration be paid upon the cancellation of any stock options or SARs that have a per share exercise or base price greater than the fair market value of a share of our common stock on the date of such cancellation, in each case, without stockholder approval. Each stock option and SAR will have a maximum term not more than ten years from the date of grant (or five years, in the case of certain ISOs).

●	Restricted and Unrestricted Stock and Stock Units. The administrator may grant awards of stock, stock units, restricted stock and restricted stock units. A stock unit is an unfunded and unsecured promise, denominated in shares, to deliver shares or cash measured by the value of shares in the future, and a restricted stock unit is a stock unit that is subject to the satisfaction of specified performance or other vesting conditions. Restricted stock is stock subject to restrictions requiring that it be redelivered or offered for sale to us if specified conditions are not satisfied.

●	Performance Awards. The administrator may grant performance awards, which are awards subject to performance criteria.

●	Other Stock-Based Awards. The administrator may grant other awards that are convertible into or otherwise based on shares of our common stock, subject to such terms and conditions as are determined by the administrator.

●	Substitute Awards. The administrator may grant Substitute Awards, which may have terms and conditions that are inconsistent with the terms and conditions of the 2021 Equity Incentive Plan.

Vesting; Terms of Awards. The administrator will determine the terms of all awards granted under the 2021 Equity Incentive Plan, including the time or times an award will vest or become exercisable, the terms on which awards will remain exercisable and the effect of termination of a participant’s employment or service on awards. The administrator may at any time accelerate the vesting or exercisability of an award.

Transferability of Awards. Except as the administrator may otherwise determine, awards may not be transferred other than by will or by the laws of descent and distribution.

Performance Criteria. The 2021 Equity Incentive Plan provides for grants of performance awards subject to “performance criteria.” Performance criteria are specified criteria, other than the mere continuation of employment or the mere passage of time, the satisfaction of which is a condition for the grant, exercisability, vesting, or full enjoyment of the award. Performance criteria and any related targets may be applied to a participant individually or to a business unit or division of the Company or the Company as a whole. Performance criteria may also be based on individual performance and/or subjective performance criteria. The administrator may provide that performance criteria applicable to an award will be adjusted in a manner to reflect events (for example, but without limitation, acquisitions or dispositions) occurring during the performance period that affect the applicable performance criteria.

Effect of Certain Transactions. In the event of a consolidation, merger or similar transaction in which the Company is not the surviving corporation or which results in the acquisition of all or substantially all of the Company’s then outstanding shares of common stock by a single person or entity, a sale of all or substantially all of the Company’s assets or shares of common stock, a dissolution or liquidation of the Company, or any other transaction the administrator determines to be a covered transaction, the administrator may, with respect to outstanding awards, provide for:

●	The assumption, substitution or continuation of some or all awards (or any portion thereof) by the acquirer or surviving entity;

●	The cash payment in respect of some or all awards (or any portion thereof) equal to the difference between the fair market value of the shares subject to the award and its exercise or base price, if any, on such terms and conditions as the administrator determines; and/or

●	The acceleration of exercisability or delivery of shares in respect of some or all awards.

Adjustment Provisions. In the event of a stock dividend, stock split or combination of shares (including a reverse stock split), recapitalization or other change in our capital structure, the administrator will make appropriate adjustments to the maximum number of shares that may be delivered under the 2021 Equity Incentive Plan; the number and kind of securities subject to, and, if applicable, the exercise price or base value of, outstanding or subsequently granted awards; and any other provisions affected by such event.

Clawback. The administrator may provide in any case that any outstanding award, the proceeds from the exercise or disposition of any award, and any other amounts received in respect of any award will be subject to forfeiture and disgorgement to the Company if the participant to whom the award was granted is not in compliance with any provision of the 2021 Equity Incentive Plan, any award, or any restrictive covenant with the Company. Each award is subject to any policy of the Company that relates to trading on non-public information and permitted transactions with respect to shares of stock. In addition, each award will be subject to any policy of the Company that provides for forfeiture, disgorgement, or clawback with respect to incentive compensation that includes awards under the 2021 Equity Incentive Plan and will be further subject to forfeiture and disgorgement to the extent required by law or applicable stock exchange listing standards.

Effective Date, Amendments and Termination. The 2021 Equity Incentive Plan became effective upon stockholder approval at the Annual Meeting. No awards will be granted after the tenth anniversary of such approval. The administrator may at any time amend the 2021 Equity Incentive Plan or any outstanding award and may at any time terminate the 2021 Equity Incentive Plan as to future grants of awards. However, except as expressly provided in the 2021 Equity Incentive Plan or applicable award, the administrator may not alter the terms of an award so as to materially and adversely affect a participant’s rights without the participant’s consent (unless the administrator expressly reserved the right to do so at the time the award was granted). Any amendments to the 2021 Equity Incentive Plan will be conditioned on stockholder approval to the extent required by law or applicable stock exchange requirements.

Director Compensation

Under our bylaws, the board of directors establishes the fees for non-executive directors based on recommendations of the Remuneration and Nomination Committee. The board of director’s policy is to compensate non-executive directors at competitive market rates to attract and retain individuals of high caliber and quality, having regard to fees paid and/or options granted for comparable companies and the size, complexity, and spread of our operations.

We have entered into an individual appointment letter or agreement with each of our non-executive directors. Unless otherwise provided in such letter or agreement, our compensation structure for non-executive directors is to provide annual compensation in an amount equal to $42,013 for serving as a member of the board of directors, $14,006 for serving as either the Chair of the Remuneration and Nomination Committee or the Chair of the Audit and Risk Committee, and $7,003 for serving as a member of the Remuneration and Nomination Committee or the Audit and Risk Committee (using a conversion rate of A$1.43 to $1.00). Annual fees may be paid in cash or through grants of stock options, at the discretion of the non-executive director. Pursuant to his individual director agreement, Mr. Purcell received a restricted stock grant in respect of 350,000 shares in 2019 and did not receive the annual fee for serving as a member of the board of directors in 2022.

Each non-executive director also served on a special Mergers & Acquisitions Committee during 2022, for which the Chair of the committee was paid $29,392 and each Committee member was paid $14,696 (using a conversion rate of A$1.36 to $1.00).

The fees earned by the non-executive directors for the year ended December 31, 2022 are as set forth below:

Director Compensation

Name	Fees earned or paid in cash(1)	Stock awards(2)(3)	Option awards(3)	Non-equity incentive plan compensation	Nonqualified deferred compensation earnings	All other compensation(4)	Total
Mike Cutter	$70,714	$—	$—	$—	$—	$9,457	$80,171
Paul Lahiff	84,938	—	—	—	—	9,054	93,992
Kathleen Pierce-Gilmore	70,714	—	—	—	—	1,373	72,087
Paul Purcell	42,134	—	—	—	—	1,197	43,331

(1)	Amounts converted from Australian dollars to U.S. dollars using a conversion rate of A$1.43 to $1.00, representing the average weighted exchange rate during the year ended December 31, 2022.
(2)	As of December 31, 2022, Mr. Purcell held 350,000 shares of restricted stock indirectly via Continental Investment Partners, LLC. Mr. Purcell is a manager of Continental Investment Partners, LLC.
(3)	As of December 31, 2022, our non-executive directors (apart from Mr. Purcell) had stock options outstanding with respect to the following number of shares: Mr. Cutter – 250,000; Mr. Lahiff – 200,000; and Ms. Pierce-Gilmore – 97,222. The amounts reported in this column reflect the accounting cost for these awards and do not correspond to the actual economic value that may be received by the director upon the sale of any of the underlying shares of common stock.
(4)	Amounts represent costs incurred by the Directors and reimbursed by the Company for Company-related travel expenses.

CERTAIN RELATIONSHIPS AND TRANSACTIONS WITH RELATED PERSONS

Certain Relationships and Related Party Transactions

Nicholas Paradis, the brother of our director and president Paul Paradis, was an employee of the Company throughout 2022. His total compensation for the year ended December 31, 2022, between annual base salary and restricted stock units issued during the year (measured using the grant date fair market value), is approximately $240,000 per year, subject to market fluctuations in the trading price of the stock into which the equity award is to be settled. Further, David Myos, the brother-in-law of our Chairman and Chief Executive Officer Charles Youakim, was an employee of the Company throughout 2022. His total compensation for the year ended December 31, 2022, between annual base salary and restricted stock units issued during the year (measured using the grant date fair market value), is approximately $180,000 per year, subject to market fluctuations in the trading price of the stock into which the equity award is to be settled. The portion of the total compensation described above reflecting annualized compensation is consistent within standard hiring practices with other employees performing similar functions and with similar tenure. The total compensation above also reflects the impact during 2022 of special equity awards issued to a wide-range of eligible employees for retention purposes.

Other than the matters disclosed in the previous paragraph, and the current employment agreements between us and each of our executive officers described in the “Executive Compensation” section of this report, there are no existing agreements or arrangements and there are no currently proposed transactions in which we were, or will be, a participant, in which the amount involved exceeded or will exceed the lesser of $120,000 and the average of one percent of our assets as of the end of the last two fiscal years, and in which any current director, executive officer, beneficial owner of more than 5% of our shares of common stock, or entities affiliated with them, had or will have a material interest.

Policies and Procedures for Review and Approval of Related Party Transactions

The charter of our board of directors includes a written policy and procedure for related party transactions, which requires prompt disclosure of any circumstances giving rise to a reasonable possibility of conflict between a director’s personal or business interests, the interests of any person associated with them, or their duties to any other company on the one hand, and our interests or their duties to us on the other hand. Our Audit and Risk Committee is responsible for reviewing and approving all transactions in which we are a participant and in which any parties related to us, including our executive officers, directors, beneficial owners of more than 5% of our shares of common stock, immediate family members of the foregoing persons and any other persons whom the board of directors determines may be considered related parties of us, has or will have a direct or indirect material interest. Transactions with related parties will also be subject to shareholder approval to the extent required by the ASX listing rules and any U.S. Securities exchange on which our shares of common stock may be or become listed.

Indemnification Agreements

We have entered into indemnification agreements with our directors and executive officers. Each indemnification agreement provides that, subject to certain exceptions and limitations set forth therein, we will indemnify and advance certain expenses to the director or executive officer to the fullest extent, and only to the extent, permitted by applicable law in effect as of the date of the agreement and to such greater extent as applicable law may thereafter from time to time permit. The form of indemnification agreement is attached hereto as Exhibit 10.8.

PRINCIPAL AND REGISTERED STOCKHOLDERS

The following table sets forth:

●	certain information with respect to the beneficial ownership of our common stock as of March 14, 2023 for:

○	each of our executive officers;

○	each of our directors;

○	all of our directors and executive officers as a group; and

○	each person known by us to be the beneficial owner of more than 5% of the outstanding shares of our common stock; and

●	the number of shares of our common stock held the Registered Stockholders and registered as common stock for resale by means of this prospectus.

This prospectus registers for resale shares of our common stock that are held by certain Registered Stockholders that include our officers, directors, affiliates and certain other stockholders with “restricted” securities under the applicable securities laws and regulations who, because of their status as affiliates of us pursuant to Rule 144 or because they acquired their capital stock from an affiliate or from us within the prior 12 months from the date of any proposed sale, would otherwise be unable to sell their securities pursuant to Rule 144 until we have been subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act for a period of at least 90 days. See “Shares Eligible for Future Sale” for further information regarding sales of such “restricted” securities if not sold pursuant to this prospectus.

Information concerning the Registered Stockholders may change from time to time and any changed information will be set forth in supplements to this prospectus, if and when necessary. Because the Registered Stockholders may sell all, some, or none of the shares of our common stock covered by this prospectus, we cannot determine the number of such shares of our common stock that will be sold by the Registered Stockholders, or the amount or percentage of shares of our common stock that will be held by the Registered Stockholders upon consummation of any particular sale. In addition, the Registered Stockholders listed in the table below may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, our shares of common stock in transactions exempt from the registration requirements of the Securities Act, after the date on which they provided the information set forth in the table below. See “Management” and “Certain Relationships and Related Party Transactions” for further information regarding the Registered Stockholders.

We currently intend to use our reasonable efforts to keep the registration statement of which this prospectus forms a part effective for a period of 90 days after the effectiveness of the registration statement. We are not party to any arrangement with any Registered Stockholder or any broker-dealer with respect to sales of shares of our common stock by the Registered Stockholders.

Beneficial ownership is determined according to the rules of the SEC. Beneficial ownership generally includes voting or investment power of a security and includes shares underlying options that are currently exercisable or exercisable by May 14, 2023. The officers, directors, principal stockholders and Registered Stockholders confirmed the information set forth in this table. Except as otherwise indicated, we believe that the beneficial owners of the CDIs and common stock listed below, based on the information confirmed by each of them, have sole investment and voting power with respect to their shares and CDIs, except where community property laws may apply.

Percentage of ownership is based on 208,272,239 shares of our common stock, or common stock equivalent CDIs, outstanding on March 14, 2023. Unless otherwise indicated, we deem shares subject to options that are exercisable by May 14, 2023 to be outstanding and beneficially owned by the person holding the options for the purpose of computing percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the ownership percentage of any other person. CDIs represent one share of our common stock.

Unless otherwise indicated on the table, the address of each of the individuals named below is: c/o Sezzle Inc., 251 1st Ave N, Suite 200, Minneapolis, MN 55401, USA.

Name of Beneficial Owner	Shares of Common Stock		Percentage of Common Stock	Shares of Common Stock Being Registered
5% Stockholders
HSBC Custody Nominees (Australia) Limited	79,063,139	(1)	37.96%	79,063,139	(1)

Directors and Executive Officers
Mike Cutter	250,000	(2)	*	250,000	(2)
Karen Hartje	2,621,787	(3)	1.24%	2,600,954	(4)
Paul Lahiff	250,000	(5)	*	250,000	(5)
Paul Paradis	10,478,193	(6)	5.02%	10,457,360	(7)
Kathleen Pierce-Gilmore	350,000	(8)	*	350,000	(8)
Paul Purcell	9,739,407	(9)	4.68%	9,739,407	(9)
Charles Youakim	88,837,733	(10)	42.56%	88,816,900	(11)
All directors and executive officers (7 persons)	112,277,120		53.50%	112,464,621

Other Registered Stockholders
Lee Brading	4,083,051	(12)	1.95%	3,592,315	(13)
Josh Bohde	318,839	(14)	*	186,031	(15)
Amin Sabzivand	1,385,034	(16)	*	394,929	(17)
Justin Krause	863,046	(18)	*	522,694	(19)

Total	119,177,090		55.32%	117,160,590

*	Less than 1.0%
(1)	74,936,393 of Mr. Charles Youakim’s shares are held of record through HSBC Custody Nominees (Australia) Limited, who is noted as a substantial shareholder of the Company and may be deemed a beneficial owner of the shares listed above. Please see Note 8 for more detail.
(2)	Shares include shares issuable upon the exercise of options to purchase 250,000 shares of common stock that are currently exercisable.
(3)	Shares include shares issuable upon the exercise of options to purchase 2,594,375 shares of common stock that are currently exercisable or exercisable by May 14, 2023.
(4)	Shares include shares issuable upon the exercise of options to purchase 2,573,542 shares of common stock that are currently exercisable.
(5)	Shares include shares issuable upon the exercise of options to purchase 200,000 shares of common stock that are currently exercisable.
(6)	Shares include shares issuable upon the exercise of options to purchase 468,750 shares of common stock that are currently exercisable or exercisable by May 14, 2023.
(7)	Shares include shares issuable upon the exercise of options to purchase 447,917 shares of common stock that are currently exercisable.
(8)	Shares include shares issuable upon the exercise of options to purchase 97,222 shares of common stock that are currently exercisable.
(9)	All shares are owned by Continental Investment Partners, LLC. Mr. Purcell may be deemed to beneficially own such shares as a manager of Continental Investment Partners, LLC.
(10)	Shares include 88,368,983 shares held by Mr. Youakim directly or through related entities (over which Mr. Youakim retains dispositive control) and family trusts. In addition, shares include shares issuable upon the exercise of options to purchase 468,750 shares of common stock that are currently exercisable or exercisable by May 14, 2023.
(11)	Shares include 88,368,983 shares held by Mr. Youakim directly or through related entities (over which Mr. Youakim retains dispositive control) and family trusts. In addition, shares include shares issuable upon the exercise of options to purchase 447,917 shares of common stock that are currently exercisable.
(12)	Shares include shares issuable upon the vesting of 482,403 RSUs that vest on or prior to May 14, 2023, as well as the exercise of options to purchase 108,333 shares of common stock that are currently exercisable or exercisable by May 14, 2023.
(13)	Shares include shares issuable upon the exercise of options to purchase 100,000 shares of common stock that are currently exercisable.
(14)	Shares include shares issuable upon the vesting of 128,641 RSUs that vest on or prior to May 14, 2023, as well as the exercise of options to purchase 185,417 shares of common stock that are currently exercisable or exercisable by May 14, 2023.
(15)	Shares include shares issuable upon the exercise of options to purchase 181,250 shares of common stock that are currently exercisable.
(16)	Shares include shares issuable upon the vesting of 975,521 RSUs that vest on or prior to May 14, 2023, as well as the exercise of options to purchase 355,626 shares of common stock that are currently exercisable or exercisable by May 14, 2023.
(17)	Shares include shares issuable upon the exercise of options to purchase 341,042 shares of common stock that are currently exercisable.
(18)	Shares include shares issuable upon the vesting of 321,602 RSUs that vest on or prior to May 14, 2023, as well as the exercise of options to purchase 521,875 shares of common stock that are currently exercisable or exercisable by May 14, 2023.
(19)	Shares include shares issuable upon the exercise of options to purchase 503,125 shares of common stock that are currently exercisable.

DESCRIPTION OF EQUITY SECURITIES

General

The following description summarizes certain important terms of our equity securities, consisting of common stock, common prime stock, preferred stock and CDIs.. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this section, you should refer to our Fourth Amended and Restated Certificate of Incorporation, or “certificate of incorporation,” and our Third Amended and Restated Bylaws, or “bylaws,” which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law, including the Delaware General Corporation Law, or the “DGCL.”

The total amount of our authorized capital stock consists of 750,000,000 shares of common stock, $0.00001 par value per share, 300,000,000 shares of common prime stock, $0.00001 par value per share and 750,000,000 shares of preferred stock, $0.00001 par value per share.

Common Stock

In the following discussion, the rights of common stock and holders of common stock also apply to our CDIs and holders of our CDIs, respectively.

Reverse Stock Split

Our Board has approved a proposal to amend our certificate of incorporation to effect a reverse stock split of our common stock, subject to the approval of our stockholders. The reverse stock split proposed resolution (if approved by stockholders) permits (but does not require) the Board to effect a reverse stock split of our common stock by a ratio of not less than one-for-five (1:5) and not more than one-for-twenty (1:20), with the exact ratio to be set at a whole number within this range as determined by the Board in its sole discretion, in any case no later than December 31, 2023. The primary purpose for the reverse stock split is to increase the market price per share of our common stock to enhance our ability to meet the initial listing requirements of The Nasdaq Global Market.

The existing 1:1 common share-to-CDI ratio will not be affected by the reverse stock split. Based on the reverse stock split ratio determined by the Board, the number of issued and outstanding CDIs will be proportionately reduced by the same ratio, subject to rounding.

There is no prime common stock outstanding, and the reverse stock split will have no effect on it.

Voting Rights

At a meeting of the Company, every holder of common stock present in person or by proxy, is entitled to one vote for each share of common stock held on the record date for the meeting on all matters submitted to a vote of our stockholders. Holders of our common stock do not have cumulative voting rights, and our preferred stock may have voting rights that permit its holders to vote with our common stockholders on an as-converted to common stock basis.

Except as otherwise required under the DGCL or provided for in our certificate of incorporation, all matters other than the election of directors will be determined by a majority of the votes cast on the matter and all elections of directors will be determined by a plurality of the votes cast. Any director may resign at any time upon notice given in writing, including by electronic transmission, to the Company. Vacancies and newly-created directorships shall be filled exclusively by vote of a majority of the directors then in office, even if less than a quorum, or by a sole remaining director, except that any vacancy created by the removal of a director by the stockholders for cause shall be filled by vote of a majority of the outstanding shares of our common stock. No decrease in the number of directors constituting the board of directors shall shorten the term of any incumbent director.

Dividend Rights

Holders of common stock are entitled to receive such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for dividend payments.

Rights Attaching to Common Stock

Our common stockholders have no preferences or rights of conversion, exchange, pre-emption or other subscriptions rights. There are no redemption or sinking fund provisions applicable to the common stock.

Removal of directors — Our bylaws provide that any director may be removed either with or without cause at a special meeting of stockholders duly called and held for such purpose.

Amendment — Our bylaws provide that the bylaws may be adopted, amended or repealed by the stockholders entitled to vote, but we may confer the power to adopt, amend or repeal our bylaws upon our directors in our certificate of incorporation. Our certificate of incorporation provides that our board of directors is expressly authorized to adopt, amend, alter, or repeal our bylaws.

Size of the Board and Board vacancies — Our bylaws provide that the number of directors shall consist of not less than one and not more than seven directors affixed from time to time by resolution or vote of the board of directors. Any vacancy in the office of a director occurring for any reason including any newly created directorships resulting from any increase in the authorized number of directors, may be filled by a majority of the directors then in office or by a sole remaining director. Directors so chosen or elected shall hold office until the next annual meeting of stockholders or until their respective successors are duly elected and qualified.

Special stockholder meetings — Our bylaws provide that special meetings of our stockholders may be called, according to the applicable law, by the board, the Chairperson of the board, the Chief Executive Officer, or the President.

Requirements for advance notification of stockholder nominations and proposals — Our bylaws establish advance notice procedures with respect to nomination of candidates for election as directors and other business to be properly brought before an annual stockholder meeting.

No cumulative voting — The DGCL provides that stockholders are denied the right to cumulative votes in the election of directors unless the company’s certificate of incorporation providers otherwise. Our certificate of incorporation does not provide for cumulative voting.

Authorized but unissued shares — Subject to the limitation on the issue of securities under the ASX listing rules, the Nasdaq and the DGCL, our authorized but unissued shares will be available for future issue without stockholder approval. We may use additional shares of common stock for a variety of purposes, including future offerings to raise additional capital, to fund acquisitions and as employee compensation.

Conversion — Pursuant to Article V of our certificate of incorporation, there may be circumstances when certain common stock may be converted into common prime stock.

Common Prime Stock

As part of our Australian initial public offering and listing on the ASX in July 2019, the shares of common stock held by certain larger stockholders prior to the IPO became subject to a mandatory escrow under the ASX listing rules as a condition to the listing on the ASX. The larger stockholders were required to sign an escrow restriction deed with the ASX directly, but the ASX rules also allow companies to include provisions in its organizational documents, which seek to ensure all of the effected stockholders comply with the escrow restrictions. The mechanism in Article IV of our certificate of incorporation intends to ensure compliance with the mandatory escrow by converting common stock into common prime stock if any affected stockholder breaches the escrow restriction. Once the breach has been remedied or the escrow period has expired, the common prime stock of any affected stockholder will automatically convert back into common stock. The escrow period imposed by the ASX expired on July 30, 2021 and the concept of common prime stock is no longer applicable because there is no longer any ASX-imposed escrow.

Our certificate of incorporation provides that any holders of common prime stock shall not be entitled to share in any dividends or other distributions of cash, property or shares of the Company as may be declared by the board of directors on the common stock. The common prime stock is not redeemable, and except as otherwise provided by law, the holders of common prime stock shall not be entitled to any voting rights. Upon liquidation, dissolution or winding up of the Company, holders of common stock and common prime stock are entitled to share equally, on a per-share basis, in all assets of the Company in whatever kind is available for distribution to the holders of the Company’s capital stock. Common prime stock may be converted to common stock consistent with our certificate of incorporation.

Preferred Stock

Our certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock (including convertible preferred stock). Once effective, our board of directors may, without further action by our stockholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the designations, powers, preferences, privileges, and relative participating, optional or special rights as well as the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of our common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of our liquidation before any payment is made to the holders of shares of our common stock. Under certain circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, our board of directors, without stockholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of our common stock and the market value of our common stock.

Chess Depository Interests

In order for our shares of common stock in the form of Chess Depository Interests, or CDIs, to trade electronically on the ASX, we participate in the electronic transfer system known as the Clearing House Electronic Subregister System, or CHESS, operated by ASX Settlement Pty Limited, or ASX Settlement. ASX Settlement provides settlement services for ASX markets to assist participants and issuers to understand the operation of the rules and procedures governing settlement facilities. The ASX Settlement Operating Rules form part of the overall listing and market rules which we are required to comply with as an entity listed on ASX.

CHESS is an electronic system which manages the settlement of transactions executed on ASX and facilitates the paperless transfer of legal title to ASX quoted securities. CHESS cannot be used directly for the transfer of securities of companies domiciled in certain jurisdictions outside of Australia, such as the United States. Accordingly, to enable our shares of common stock to be cleared and settled electronically through CHESS, we have made arrangements for the issue of depositary interests called CDIs. No share certificates are issued in respect of shareholdings that are quoted on ASX and settled on CHESS, nor is it a requirement for transfer forms to be executed in relation to transfers that occur on CHESS.

CDIs confer the beneficial ownership in the shares of common stock on the CDI holder, with the legal title to such shares held by CHESS Depositary Nominees Pty Ltd, a wholly-owned subsidiary of ASX, to act as our Australian depositary and issue CDIs. Every 1 CDI represents beneficial ownership of one share of our common stock.

A holder of CDIs who does not wish to have their trades settled in CDIs may request that their CDIs be converted into shares of common stock, in which case legal title to the shares of common stock will be transferred to the holder of CDIs and a book entry for the shares of common stock will be made on the records of our transfer agent. If thereafter the holder wishes to sell their investment on ASX, it will be necessary for them to convert their shares of common stock back into CDIs.

Anti-Takeover Provisions

Provisions of the DGCL, our certificate of incorporation and our bylaws could make it more difficult to acquire us by means of a tender offer (takeover), a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, could discourage certain types of coercive takeover practices and takeover bids that the board may consider inadequate, and encourage persons seeking to acquire control of the Company to first negotiate with our board. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure the Company outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

These provisions include:

Special Meetings of Stockholders — Our certificate of incorporation and bylaws provide that, except as otherwise required by law, special meetings of the stockholders may be called only by our board of directors, the Chairman of the board of directors, the Chief Executive Officer or the President.

Elimination of Stockholder Action by Written Consent. — Our certificate of incorporation eliminates the right of stockholders to act by written consent without a meeting.

Advance Notice Procedures. — Our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although our bylaws do not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, our bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the company.

Authorized but Unissued Shares — Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of a majority of our common stock by means of a proxy contest, tender offer, merger or otherwise.

Business Combinations with Interested Stockholders — The DGCL prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested shareholder” for a period of three years following the time the person became an interested shareholder, unless the business combination or the acquisition of shares meets an exception under Delaware law. Such exceptions include the receipt of board of directors or stockholder approval of the business combination in a manner prescribed by the DGCL. A “business combination” can include a merger, asset or share sale or other transaction resulting in financial benefit to an interested shareholder. Generally, an interested shareholder is: (i) a person who beneficially owns, has the right to acquire, or right to control, 15% or more of a corporation’s voting shares; or (ii) is an affiliate or association of the corporation and owned 15% or more of a corporation’s voting shares any time within the three-year period prior to the determination of interested shareholder status. The existence of this provision would be expected to have an anti-takeover effect with respect to transaction not approved in advance by the board.

Choice of Forum — Our certificate of incorporation provides that, subject to limited exceptions, the Court of Chancery of the State of Delaware (or, if, and only if, the Court of Chancery of the State of Delaware dismisses a Covered Claim (as defined below) for lack of subject matter jurisdiction, any other state or federal court in the State of Delaware that does have subject matter jurisdiction) will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for the following types of claims: (i) any derivative claim brought in the right of the Company, (ii) any claim asserting a breach of a fiduciary duty to the Company or the Company’s stockholders owed by any current or former director, officer or other employee or stockholder of the Company, (iii) any claim against the Company arising pursuant to any provision of the DGCL, our certificate of incorporation or bylaws, (iv) any claim to interpret, apply, enforce or determine the validity of our certificate of incorporation or our bylaws, (v) any claim against the Company governed by the internal affairs doctrine, and (vi) any other claim, not subject to exclusive federal jurisdiction and not asserting a cause of action arising under the Securities Act, as amended, brought in any action asserting one or more of the claims specified in clauses (a)(i) through (v) herein above (each a “Covered Claim”). This provision would not apply to claims brought to enforce a duty or liability created by the Exchange Act.

Our certificate of incorporation further provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. In addition, our certificate of incorporation provides that any person or entity purchasing or otherwise acquiring any interest in the shares of capital stock of the Company will be deemed to have notice of and consented to these choice-of-forum provisions and waived any argument relating to the inconvenience of the forums in connection with any Covered Claim.

The choice of forum provisions contained in our certificate of incorporation may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder. While the Delaware courts have determined that such choice of forum provisions are facially valid, it is possible that a court of law in another jurisdiction could rule that the choice of forum provisions contained in our certificate of incorporation are inapplicable or unenforceable if they are challenged in a proceeding or otherwise, which could cause us to incur additional costs associated with resolving such action in other jurisdictions.

The provisions of Delaware law, our certificate of incorporation and our bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the composition of our board and management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Corporate Opportunities

Our certificate of incorporation provides that we renounce any interest or expectancy of the Company in, or being offered an opportunity to participate in, any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Company who is not an employee of the Company or any of its subsidiaries, or (ii) any holder of preferred stock or any partner, member, director, stockholder, employee or agent of any such holder, other than someone who is any employee of the Company or any of its subsidiaries (collectively, “Covered Persons”), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person’s capacity as a director of the Company.

Limitations on Liability and Indemnification of Officers and Directors

Our certificate of incorporation limits the liability of our directors to the fullest extent permitted by the DGCL or any other law of the state of Delaware and our bylaws provide that we may indemnify our directors and our officers that are appointed by the board of directors to the fullest extent permitted by applicable law. See “Item 12. Indemnification of Directors and Officers” for additional details on our arrangements with directors and officers.

Rights on Liquidation or Winding Up

In the event of any liquidation, dissolution or winding-up of our affairs, holders of our common stock and common prime stock will be entitled to share ratably in our assets that are remaining after payment or provision for payment of all of our debts and obligations, including any rights of the preferred stockholder.

Public Benefit Corporation Status

We are incorporated in Delaware as a public benefit corporation as a demonstration of our long-standing commitment to financial education and helping young adults with their approach to personal finances, as well as creating alternative means for consumers to purchase items they need without incurring high-interest finance charges. Our status as a public benefit corporation compels our leadership to manage against the aligned goals of creating a positive impact on the community at large and serving the public good in addition to maximizing profit for stockholders. Public benefit corporations are a relatively new class of corporations that are intended to produce a public benefit and to operate in a responsible and sustainable manner. Under Delaware law, public benefit corporations are required to identify in their certificate of incorporation the public benefit or benefits they will promote and their directors have a duty to manage the affairs of the public benefit corporation in a manner that balances the pecuniary interests of its stockholders, the best interests of those materially affected by the public benefit corporation’s conduct, and the specific public benefit or public benefits identified in the public benefit corporation’s certificate of incorporation. Public benefit corporations are also required to publicly disclose at least biennially a report that assesses their public benefit performance and may elect in their certificate of incorporation to measure that performance against an objective third-party standard. We did not elect to measure performance against an objective third-party standard, and we instead expect that our board of directors will measure our benefit performance against the objectives and standards determined appropriate by our board of directors.

When determining the objectives and standards by which our board of directors will measure our public benefit performance, our board of directors may consider, among other factors, whether the objectives and standards:

(i)	adequately assess the effect of our operations upon the interests of our employees, consumers, merchants, local communities in which our offices are located, and the local and global environment;

(ii)	are comparable to the objectives and standards created by independent third parties who evaluate the public benefit performance of other public benefit corporations; and

(iii)	are appropriately transparent for public disclosure, including disclosing the process by which revisions to the objectives and standards are made and whether such objectives and standards present real or potential conflicts of interests.

We do not believe that an investment in a public benefit corporation differs materially from an investment in a corporation that is not designated as a public benefit corporation. Holders of our common stock will have voting, dividend, and other economic rights that are the same as the rights of stockholders of a corporation that is not designated as a public benefit corporation.

Our public benefit, as provided in our certificate of incorporation, is, “in pursuing any business, trade, or activity which may lawfully be conducted by Sezzle, Sezzle shall promote a specific public benefit of having a material positive effect (or reduction of negative effects) on consumer empowerment, education, and transparency in Sezzle’s local, national, and global communities.” Delaware law provides that the holders of at least two-thirds of our outstanding stock entitled to vote must approve any amendment of our certificate of incorporation to delete or amend the requirements of our public benefit purpose; or any merger or consolidation with an entity that would result in us losing our status as a public benefit corporation or with an entity that does not contain identical provisions identifying our public benefits.

Stockholders owning individually or collectively, as of the date of instituting a derivative suit, at least 2% of our outstanding shares may maintain a derivative lawsuit to enforce the requirements that the board of directors will manage or direct our business and affairs in a manner that balances the pecuniary interests of the stockholders, the best interests of those materially affected by our conduct, and the specific public benefits identified in our certificate of incorporation. Delaware law provides that stockholders owning at least 2% of our outstanding shares or $2 million in market value on the date of instituting a derivative suit may institute such a claim.

Listing

We have applied to list our common stock on the Nasdaq Global Market under the symbol “SZL.”

Transfer Agent and Registrar

The transfer agent and registrar for our CDIs in Australia is Computershare Investor Services PTY Limited. The transfer agent and registrar for our common stock in the United States is Computershare Trust Company, N.A. The U.S. transfer agent and registrar’s address is 150 Royall Street, Suite 101, Canton, Massachusetts 02021, and its telephone numbers are +1 (800) 368-5948 (US, Canada, Puerto Rico) and +1 (781) 575-4223 (non-US).

SHARES ELIGIBLE FOR FUTURE SALE

Prior to the listing of our common stock on the Nasdaq Capital Market, our CDIs have traded in Australia on the ASX, but there has been no public market for our common stock in the United States. We cannot predict the effect, if any, that sales of shares of our common stock (or CDIs) or the availability of shares of our common stock (or CDIs) for sale will have on the market price of our common stock (or CDIs) prevailing from time to time in the United States or Australia. Future sales of our common stock (or CDIs) in the public market, or the availability of such shares (or CDIs) for sale in the public market, could adversely affect market prices prevailing from time to time. Sales of substantial amounts of our common stock (or CDIs) in the public markets following our listing on the Nasdaq Global Market or the perception that such sales could occur, could adversely affect the public price of our common stock (or CDIs) and may make it more difficult for you to sell your common stock at a time and price that you deem appropriate. We will have no input if and when any Registered Stockholder may, or may not, elect to sell its shares of common stock or the prices at which any such sales may occur. Future sales of our common stock (or CDIs) in the public market, or the availability of such shares (or CDIs) for sale in the public market, could adversely affect the trading prices of shares of our common stock (or CDIs) prevailing from time to time.

Rule 144

Under applicable U.S. securities laws, all of the shares of our outstanding common stock are “restricted securities” as that term is defined in Rule 144 under the Securities Act. Restricted securities may be resold in the public market to U.S. persons as defined in Regulation S only if registered or if they qualify for an exemption from registration under the Securities Act, each as described in more detail below. Except for the Registered Stockholders, we have not agreed to register any of our common stock for resale by security holders.

In general, under Rule 144 as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation, or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell, within any three-month period, a number of shares of common stock that does not exceed the greater of:

●	1% of the number of shares of our common stock then outstanding; and

●	the average weekly trading volume of our common stock on the Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling shares of our common stock on behalf of our affiliates are also subject to certain manner-of-sale provisions and notice requirements and to the availability of current public information about us.

The Registered Stockholders who are our affiliates will be able to sell those shares of common stock being registered for resale pursuant to this prospectus, without regards to the manner-of-sale provisions and notice requirements and to the availability of current public information about us that is otherwise required under Rule 144.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants, or advisors who purchases shares of capital stock from us in connection with a compensatory stock option plan or other written agreement before the effective date of the registration statement of which this prospectus forms a part is entitled to sell such shares 90 days after such effective date in reliance on Rule 144.

The SEC has indicated that Rule 701 will apply to typical stock options granted by a company before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after a company becomes subject to the reporting requirements of the Exchange Act.

Registration Statement on Form S-8

We previously filed a registration statement on Form S-8 under the Securities Act to register shares of our common stock subject to our outstanding equity awards, as well as shares of our common stock reserved for future issuance under our equity incentive plans, and intend to file additional registration statements on Form S-8 as necessary to cover additional shares of our common stock that may be reserved for issuance under such plans in the future. However, the shares registered on Form S-8 may be subject to the volume limitations and the manner of sale, notice, and public information requirements of Rule 144.

MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

Our CDIs, each representing one share of our common stock, have been listed on the Australian Securities Exchange (“ASX”) under the trading symbol “SZL” since July 30, 2019. Prior to such time there was no public market for our securities. Although we have applied for listing our common stock on the Nasdaq Global Market, at this time there is no principal market in the United States for our CDIs or shares of our common stock. The following table sets forth the high and low sales prices for our CDIs as reported on the ASX for the periods indicated since the common stock began public trading and are reported in Australian dollars and as converted into U.S. Dollars. All currency conversions are based on the prevailing Australian dollar to U.S. Dollar rate on the last day of each respective quarter.

Common Stock
	Low (A$)	High (A$)	Low (US$)	High (US$)
Fiscal 2023
First Quarter (through March 17, 2023)	A$0.41	A$0.75	US$0.27	US$0.50
Fiscal 2022
Fourth Quarter	A$0.40	A$0.63	US$0.27	US$0.42
Third Quarter	A$0.20	A$1.09	US$0.13	US$0.73
Second Quarter	A$0.26	A$1.41	US$0.18	US$0.99
First Quarter	A$1.30	A$3.05	US$0.96	US$2.25
Fiscal 2021
Fourth Quarter	A$2.91	A$6.23	US$2.08	US$4.46
Third Quarter	A$5.73	A$9.78	US$4.20	US$7.16
Second Quarter	A$7.01	A$9.63	US$5.35	US$7.36
First Quarter	A$6.15	A$11.63	US$4.74	US$8.97

In addition, we have been advised that our common stock has been quoted on the OTC Pink Market under the ticker symbol “SEZNL” since June 12, 2020. We did not initiate, request or grant permission for the quotation of our securities on that market, nor did we facilitate or participate in any of the trading that has occurred on the OTC Pink Market. The OTC Pink Market is not an established public trading market. We believe there has not been significant trading volume for our common stock in the United States. The following are the high and low bid prices, respectively, for our common stock as reported on OTC Pink for the following periods: quarter ended March 31, 2023, $0.85 and $0.24; quarter ended December 31, 2022, $0.60 and $0.16; quarter ended September 30, 2022, $0.90 and $0.17; quarter ended June 30, 2022, $1.00 and $0.10; quarter ended March 31, 2022, $2.20 and $0.75; quarter ended December 31, 2021, $4.90 and $1.95; quarter ended September 30, 2021, $6.75 and $4.00; quarter ended June 30, 2021, $11.50 and $6.05; and quarter ended March 31, 2021, $15.00 and $5.10. Any over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. Our common stock will no longer trade on the OTC Pink Market in the event we list our common stock on a U.S. securities exchange, including the Nasdaq Global Market.

You should not place undue reliance on any of our historical sales prices as they may differ materially from the opening public price and subsequent public price of our common stock on the Nasdaq Global Market.

Holders

As of March 14, 2023, the Company had 12,593 record holders of its common stock (including shares of common stock represented by CDIs).

Dividend Policy

We have no current intent to pay cash dividends in the foreseeable future, and expect to retain all future earnings for use in the operation and expansion of our business. Payment of dividends is at the discretion of the board of directors, and the board of directors does not provide any assurance of the future amounts of dividends. In determining whether to declare future dividends, the directors will consider the general business environment, our operating results and financial condition, future funding requirements, capital management initiatives, taxation considerations, any contractual, legal or regulatory restrictions on the payment of dividends and any other factors the directors may consider relevant. Our credit facilities have covenants that limit our ability to pay dividends. We are only permitted to pay dividends to the extent we have funds remaining after payment of servicing fees, amounts due to the lenders (interest, principal and fees) and after reserving certain amounts in accordance with the terms of our credit agreement.

No dividends on common stock were declared or issued during the year ended December 31, 2022. On June 23, 2019, the board of directors declared and issued a 15% stock dividend resulting in the issue of 909,451 Series A preferred stock to the existing holders of Series A-1 through A-5 preferred stock, valued at $0.8 million. All preferred stock was converted into common stock on July 24, 2019 in conjunction with our listing on the ASX.

Equity Compensation Plan Information

Each of our 2016 Employee Stock Option Plan (the “2016 Plan”), our 2019 Equity Incentive Plan (as amended, the “2019 Plan”) and our 2021 Equity Incentive Plan (the “2021 Plan”) were approved by our stockholders in due course. The following table sets forth aggregated information with respect to the 2016 Plan, the 2019 Plan and the 2021 Plan as of December 31, 2022:

Plan Category	Number of Securities Issuable Upon Exercise of Outstanding Options, Warrants and Rights		Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights		Number of Securities Remaining Available for Further Issuance Under Equity Compensation Plans (Excluding Securities Reflected in First Column)
Equity compensation plans approved by security holders	24,304,315	(1)	$1.56	(2)	19,605,101	(3)
Equity compensation plans not approved by security holders	None		N/A		None
Total	24,304,315		$1.74		19,605,101

(1)	Includes 2,946,077 shares issuable upon exercise of outstanding options under the 2016 Plan. Includes 8,092,375 shares issuable upon exercise of outstanding options and 200,625 shares issuable upon the vesting and settlement of outstanding RSUs under the 2019 Plan. Includes 234,167 shares issuable upon exercise of outstanding options and 12,831,071 shares issuable upon the vesting and settlement of outstanding RSUs under the 2021 Plan. As disclosed elsewhere in this prospectus, as of December 31, 2022 the vesting conditions applicable to 2021 and 2022 performance years were not met and, accordingly, the applicable portions of awards with respect to LTIP Options and PRSUs will never vest and/or become exercisable.
(2)	Reflects the weighted-average exercise price of outstanding options (weighted exclusive of shares to be issued in settlement of outstanding RSUs). There is no exercise price for outstanding RSUs.
(3)	Pursuant to the adoption of the 2019 Plan, no more awards may be made under the 2016 Plan. A total of 26,000,000 shares were reserved under the 2019 Plan. A total of 25,000,000 shares were initially reserved under the 2021 Plan, which total is subject to increase on January 1st of each year from 2022 to 2031 by the lesser of (i) 4 percent of the number of shares of stock outstanding as of the close of business on the immediately preceding December 31st and (ii) the number of shares of stock determined by the Board on or prior to such date for such year.

The material terms of each of the 2016 Plan, the 2019 Plan and the 2021 Plan are set forth in detail in Note 13. Equity Based Compensation within the notes to our consolidated financial statements.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES FOR NON-U.S. HOLDERS

The following discussion describes certain U.S. federal income tax consequences of the acquisition, ownership and disposition of our common stock acquired in this offering by a Non-U.S. Holder (as defined below). This discussion does not address all aspects of U.S. federal income taxes, does not discuss the potential application of the 3.8% Medicare tax on net investment income, and does not deal with non-U.S., federal estate and gift taxes, state and local consequences that may be relevant to Non-U.S. Holders in light of their particular circumstances, nor does it address U.S. federal tax consequences other than income taxes. Rules different from those described below may apply to certain Non-U.S. Holders that are subject to special treatment under the Internal Revenue Code of 1986, as amended (the “Code”), including, without limitation, banks, thrifts and other financial institutions, insurance companies, tax-exempt organizations, broker-dealers and traders in securities, U.S. expatriates, regulated investment companies, real estate investment trusts, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, persons that hold our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security,” integrated investment or other risk reduction strategy, partnerships and other pass-through entities, and investors in such pass-through entities, persons subject to the alternative minimum tax, persons that hold or receive shares of our common stock pursuant to the exercise of any employee stock option or otherwise as compensation, persons that own, or are deemed to own, more than 5% of our outstanding common stock (except to the extent specifically set forth below), and persons deemed to sell shares of our common stock under the constructive sale provisions of the Code. Such Non-U.S. Holders are urged to consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

The discussion below is based upon the provisions of the Code, and Treasury regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below. No ruling has been or will be sought from the United States Internal Revenue Service (the “IRS”) with respect to the statements made and the conclusions reached in the following discussion, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the acquisition, ownership or disposition of shares of our common stock, or that any such contrary position would not be sustained by a court. This discussion is limited to Non-U.S. Holders who hold our common stock as a capital asset within the meaning of Code Section 1221 (generally, property held for investment).

The following discussion is for general information only and is not tax advice for any Non-U.S. Holders under their particular circumstances. Persons considering the purchase of our common stock should consult their own tax advisors concerning the U.S. federal income tax consequences of acquiring, owning and disposing of our common stock in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction, including any state, local or non-U.S. tax consequences and the possible application of tax treaties that might change the application of the general provisions discussed below.

Generally, a “Non-U.S. Holder” is a beneficial owner of our common stock that is not a U.S. Holder. A “U.S. Holder” means a beneficial owner of our common stock that is for U.S. federal income tax purposes (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust if it (x) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (y) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) acquires our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Persons who are partners of partnerships holding our common stock are urged to consult their tax advisors. Entities treated as partnerships or disregarded entities for U.S. federal income tax purposes are not addressed by this discussion and are, therefore, not considered to be Non-U.S. Holders.

Distributions

As discussed above, we do not currently anticipate paying cash dividends to our common stockholders. Subject to the discussion below, distributions, if any, of cash or property made on our common stock to a Non-U.S. Holder, to the extent made out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), generally will constitute dividends for U.S. federal income tax purposes and generally will be subject to a withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. To obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder generally will be required to provide us or our paying agent with a properly-executed IRS Form W-8BEN or W-8BEN-E, or other appropriate replacement or successor form, certifying the Non-U.S. Holder’s entitlement to benefits under that treaty. Such certificate must be provided prior to the payment of dividends and must be updated periodically. Treasury regulations provide special rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends paid to a Non-U.S. Holder that is an entity should be treated as paid to the entity or to those holding an interest in that entity. If a Non-U.S. Holder holds stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to such agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries, of the Non-U.S. Holder’s entitlement to treaty benefits. If you are eligible for a reduced rate of U.S. federal withholding tax pursuant to an applicable income tax treaty but do not timely provide us or our paying agent with the required certification, you should consult with your tax advisor to determine whether you may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

We generally are not required to withhold tax on dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that such Non-U.S. Holder maintains in the United States) if a properly-executed IRS Form W-8ECI, or other appropriate replacement or successor form, stating that the dividends are so connected, is furnished to us or our paying agent (or, if stock is held through a financial institution or other agent, to such agent) prior to receiving any distributions. In general, such effectively connected dividends will be subject to U.S. federal income tax, on a net income basis at regular rates, unless a specific treaty exemption applies. A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to an additional “branch profits tax”, which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on the corporate Non-U.S. Holder’s effectively connected dividends, subject to certain adjustments.

To the extent distributions on our common stock, if any, exceed our current and accumulated earnings and profits, they will first reduce your adjusted basis in our common stock as a non-taxable return of capital, but not below zero, and then any excess will be treated as gain from the deemed sale of stock and taxed in the same manner as gain realized from a sale or other disposition of common stock as described in the next section.

A Non-U.S. Holder who provides us with an IRS Form W-8BEN, IRS Form W-8BEN-E, IRS Form W-8ECI or other appropriate replacement or successor form will be required to periodically update such form.

Gain on disposition of our common stock

Subject to the discussion below regarding backup withholding and foreign accounts, a Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other disposition of our common stock unless (i) the gain is effectively connected with a trade or business of such holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that such Non-U.S. Holder maintains in the United States), (ii) in the case of Non-U.S. Holders who are nonresident alien individuals, such individuals are present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, or (iii) we are or have been a “United States real property holding corporation” within the meaning of Code Section 897I(2) at any time within the shorter of the five-year period preceding such disposition or such holder’s holding period.

If you are a Non-U.S. Holder described in (i) above, you will be required to pay tax on the net gain derived from the sale at regular graduated U.S. federal income tax rates, unless a specific treaty exemption applies, and corporate Non-U.S. Holders described in (i) above may be subject to the additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual Non-U.S. Holder described in (ii) above, you will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by U.S. source capital losses if you have timely filed tax returns with respect to such losses (even though you are not considered a resident of the United States). With respect to (iii) above, in general, we would be a United States real property holding corporation if interests in U.S. real estate comprised (by fair market value) at least half of our business assets. We believe that we are not, and do not anticipate becoming, a United States real property holding corporation; however, there can be no assurance that we will not become a U.S. real property holding corporation in the future. Even if we are treated as a U.S. real property holding corporation, gain realized by a Non-U.S. Holder on a disposition of our common stock will not be subject to U.S. federal income tax so long as (1) the Non-U.S. Holder owned directly, indirectly and constructively, no more than 5% of our common stock at all times within the shorter of (a) the five-year period preceding the disposition or (b) the holder’s holding period of our common stock disposed of and (2) our common stock is regularly traded on an established securities market. There can be no assurance that our common stock will continue to qualify as regularly traded on an established securities market. If gain realized by you on the sale of our common stock is taxable because we are a U.S. real property holding corporation and your ownership of our common stock exceeded the 5% threshold in the period noted above, you will be taxed on such disposition generally in the same manner applicable to U.S. persons.

Information reporting requirements and backup withholding

Generally, we must report information to the IRS with respect to any dividends we pay on our stock including the amount of any such dividends, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder to whom any such dividends are paid. Pursuant to tax treaties or certain other agreements, the IRS may make its reports available to tax authorities in the country in which the Non-U.S. Holder resides or is established.

Proceeds from a disposition of our stock and dividends paid by us (or our paying agents) to a Non-U.S. Holder may also be subject to United States backup withholding. United States backup withholding generally will not apply to a Non-U.S. Holder who provides a properly-executed IRS Form W-8BEN or W-8BEN-E, or W-8ECI or otherwise establishes an exemption. The current backup withholding rate is 24%. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder of our common stock is a U.S. person that is not an exempt recipient.

Backup withholding is not an additional tax. Rather, the tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained with respect to such backup withholding, provided that the required information is timely furnished to the IRS.

Legislation relating to foreign accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code, and the Regulations and administrative guidance issued thereunder (such sections commonly referred to as the Foreign Account Tax Compliance Act, or FATCA) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. A U.S. federal withholding tax of 30% may apply to dividends in respect of our common stock paid to a “foreign financial institution” (as specifically defined by applicable rules), including when the foreign financial institution holds our common stock on behalf of a Non-U.S. Holder, unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity holders of such institution, as well as certain account holders that are foreign entities with U.S. owners), or otherwise qualifies for an exemption from these rules. This U.S. federal withholding tax of 30% will also apply to dividends in respect of our common stock paid to a non-financial foreign entity (as specifically defined by applicable rules), unless such entity provides the withholding agent with either a certification that it does not have any substantial direct or indirect U.S. owners or provides information regarding direct and indirect U.S. owners of the entity, or otherwise qualifies for an exemption from these rules. The withholding tax described above will not apply if the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from the rules. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these withholding and reporting requirements may be subject to different rules. Under certain circumstances, a Non-U.S. Holder might be eligible for refunds or credits of such taxes. We will not pay any amounts to holders in respect of any amounts withheld. Holders are encouraged to consult with their own tax advisors regarding the possible implications of these rules on their investment in our common stock.

Under existing Regulations, FATCA withholding on gross proceeds from the sale or other disposition of our common stock was to take effect on January 1, 2019; however, recently proposed Regulations, which may currently be relied upon, would eliminate FATCA withholding on such types of payments. Further, withholding on “foreign passthru payments” is not required before the date that is two years after the date of publication of final regulations defining the term “foreign passthru payment”.

THE PRECEDING DISCUSSION OF UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAW.

PLAN OF DISTRIBUTION

The Registered Stockholders and any of their pledgees, donees, transferees, assignees or other successors-in-interest may sell all or a portion of the shares of common stock held by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the Registered Stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions, pursuant to one or more of the following methods:

●	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale, including the Nasdaq Global Market and ASX;

●	in the over-the-counter market;

●	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

●	through the writing or settlement of options, whether such options are listed on an options exchange or otherwise;

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	short sales made after the date the Registration Statement is declared effective by the SEC;

●	broker-dealers may agree with a Registered Stockholder to sell a specified number of such shares at a stipulated price per share;

●	a combination of any such methods of sale; and

●	any other method permitted pursuant to applicable law.

We will not receive any proceeds from the sale of shares of common stock by the Registered Stockholders. We will recognize costs related to the Nasdaq listing consisting of professional fees and other expenses. We will expense these amounts in the period incurred and not deduct these costs from net proceeds to the issuer as they would be in an initial public offering.

The Registered Stockholders may also sell shares of common stock under Rule 144 promulgated under the Securities Act of 1933, as amended, if available, rather than under this prospectus. In addition, the Registered Stockholders may transfer the shares of common stock by other means not described in this prospectus. If the Registered Stockholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the Registered Stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). The Registered Stockholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

Broker-dealers engaged by the Registered Stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Registered Stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction will not be in excess of a customary brokerage commission in compliance with FINRA Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with FINRA IM-2440 or the successor to such FINRA rules.

The Registered Stockholders may pledge or grant a security interest in some or all of the shares of common stock owned by them and, if the Registered Stockholders default in their performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending, if necessary, the list of Registered Stockholders to include the pledgee, transferee or other successors in interest as Registered Stockholders under this prospectus. The Registered Stockholders also may transfer and donate the shares of common stock in other circumstances in which case the pledgees, assignees or successors-in-interest will be the selling beneficial owners for purposes of this prospectus.

To the extent required by the Securities Act and the rules and regulations thereunder, the Registered Stockholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed, which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the Registered Stockholders and any discounts, commissions or concessions allowed or re-allowed or paid to broker-dealers.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that the Registered Stockholders will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus forms a part.

The Registered Stockholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, to the extent applicable, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the Registered Stockholders and any other participating person. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

Once sold under the registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC, Washington, D.C. 20549, under the Securities Act, a registration statement on Form S-1 relating to the shares offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to our company and the shares offered by this prospectus, you should refer to the registration statement, including the exhibits and schedules thereto. Our SEC filings, including the registration statement relating to the shares offered hereby, are available on the SEC’s Internet website located at http://www.sec.gov.

Statements contained in this prospectus as to the contents of any contract or other document that we have filed as an exhibit to the registration statement are qualified in their entirety by reference to the exhibits for a complete statement of their terms and conditions.

The representations, warranties and covenants made by us in any agreement that is filed as an exhibit to the registration statement of which this prospectus is a part were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty or covenant to you. Moreover, such representations, warranties or covenants were made as of an earlier date. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.

We maintain an Internet website at https://sezzle.com. We have not incorporated by reference into this prospectus the information on our website, and you should not consider it to be a part of this prospectus.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Maslon LLP, Minneapolis, Minnesota.

EXPERTS

The consolidated financial statements of Sezzle, Inc. as of December 31, 2022 and 2021, and for each of the two years in the period ended December, 31, 2022, included in this prospectus have been so included in reliance on the report of Baker Tilly US, LLP, and independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Sezzle Inc. and Subsidiaries:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Sezzle Inc. and Subsidiaries (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of operations and comprehensive loss, stockholders’ equity and cash flows for the years ended December 31, 2022 and 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years ended December 31, 2022 and 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Baker Tilly US, LLP

We have served as the Company’s auditor since 2019.

Minneapolis, Minnesota

February 28, 2023

Consolidated Balance Sheets

	As of
	December 31, 2022	December 31, 2021
Assets
Current Assets
Cash and cash equivalents	$68,279,539	$76,983,728
Restricted cash, current	1,223,119	1,886,440
Notes receivable, net	93,358,404	133,986,583
Other receivables, net	2,532,710	5,084,099
Prepaid expenses and other current assets	4,737,688	3,350,053
Total current assets	170,131,460	221,290,903
Non-Current Assets
Internally developed intangible assets, net	1,322,836	910,584
Property and equipment, net	281,605	662,472
Operating right-of-use assets	86,715	285,865
Restricted cash, non-current	20,000	20,000
Other assets	733,922	233,752
Total Assets	$172,576,538	$223,403,576

Liabilities and Stockholders’ Equity
Current Liabilities
Merchant accounts payable	$83,020,739	$96,516,668
Operating lease liabilities	79,312	171,959
Accrued liabilities	10,448,872	7,996,772
Other payables	4,129,371	2,874,046
Deferred revenue	1,516,228	—
Total current liabilities	99,194,522	107,559,445
Long Term Liabilities
Long term debt	250,000	250,000
Operating lease liabilities	—	90,962
Line of credit, net of unamortized debt issuance costs of $1,222,525 and $1,088,869, respectively	63,777,475	77,711,131
Warrant liabilities	511,295	—
Total Liabilities	163,733,292	185,611,538

Commitments and Contingencies

Stockholders’ Equity
Common stock, $0.00001 par value; 750,000,000 shares authorized; 209,270,070 and 204,891,057 shares issued, respectively; 208,181,834 and 204,230,939 shares outstanding, respectively	2,083	2,044
Additional paid-in capital	179,054,368	168,338,673
Stock subscriptions: 0 and 20,729 shares subscribed, respectively	—	(18,545)
Treasury stock, at cost: 1,088,236 and 660,118 shares, respectively	(4,072,752)	(3,691,322)
Accumulated other comprehensive (loss) income	(643,974)	563,911
Accumulated deficit	(165,496,479)	(127,402,723)
Total Stockholders’ Equity	8,843,246	37,792,038
Total Liabilities and Stockholders’ Equity	$172,576,538	$223,403,576

See the accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Operations and Comprehensive Loss

	For the years ended
	December 31, 2022	December 31, 2021
Total income	$125,570,441	$114,816,635

Operating Expenses
Personnel	51,217,083	56,831,368
Transaction expense	40,776,825	43,476,143
Third-party technology and data	8,190,022	5,549,844
Marketing, advertising, and tradeshows	18,972,025	9,251,854
General and administrative	16,411,912	15,768,583
Provision for uncollectible accounts	29,437,179	52,621,682
Reimbursement of merger-related costs	(11,000,000)	—
Total operating expenses	154,005,046	183,499,474

Operating Loss	(28,434,605)	(68,682,839)

Other Income (Expense)
Net interest expense	(8,600,716)	(5,269,284)
Other expense, net	(225,606)	(65,145)
Loss on extinguishment of line of credit	(813,806)	(1,092,679)
Fair value adjustment on warrants	50,424	—
Loss before taxes	(38,024,309)	(75,109,947)

Income tax expense	69,447	58,416

Net Loss	(38,093,756)	(75,168,363)

Other Comprehensive (Loss) Income
Foreign currency translation adjustment	(1,207,885)	69,406

Total Comprehensive Loss	$(39,301,641)	$(75,098,957)

Net loss per share:
Basic and diluted loss per common share	$(0.18)	$(0.38)
Basic and diluted weighted average shares outstanding	206,856,959	200,344,028

See the accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Stockholders’ Equity

	Common Stock		Additional Paid-in	Stock	Treasury Stock,	Accumulated Other Comprehensive	Accumulated
	Shares	Amount	Capital	Subscriptions	At Cost	Income	Deficit	Total
Balance at January 1, 2021	196,926,674	$1,970	$112,640,974	$(69,440)	$(875,232)	$494,505	$(52,234,360)	$59,958,417
Equity based compensation	—	—	9,013,029	—	—	—	—	9,013,029
Stock option exercises	1,486,341	15	765,771	—	—	—	—	765,786
Restricted stock issuances and vesting of awards	1,569,681	16	5,148,709	—	—	—	—	5,148,725
Issuance of restricted stock units for settlement of accrued expenses	—	—	1,996,779	—	—	—	—	1,996,779
Conversion of liability-classified incentive awards to stockholders’ equity	—	—	8,580,123	—	—	—	—	8,580,123
Stock subscriptions receivable related to stock option exercises	197,056	2	196,102	(196,104)	—	—	—	—
Stock subscriptions collected related to stock option exercises	—	—	—	246,999	—	—	—	246,999
Repurchase of common stock	(508,083)	(5)	—	—	(2,816,090)	—	—	(2,816,095)
Proceeds from issuance of common stock, net of issuance costs	4,559,270	46	29,997,186	—	—	—	—	29,997,232
Foreign currency translation adjustment	—	—	—	—	—	69,406	—	69,406
Net loss	—	—	—	—	—	—	(75,168,363)	(75,168,363)
Balance at December 31, 2021	204,230,939	$2,044	$168,338,673	$(18,545)	$(3,691,322)	$563,911	$(127,402,723)	$37,792,038

	Common Stock		Additional Paid-in	Stock	Treasury Stock,	Accumulated Other Comprehensive	Accumulated
	Shares	Amount	Capital	Subscriptions	At Cost	Income (Loss)	Deficit	Total
Balance at January 1, 2022	204,230,939	$2,044	$168,338,673	$(18,545)	$(3,691,322)	$563,911	$(127,402,723)	$37,792,038
Equity based compensation	—	—	7,674,265	—	—	—	—	7,674,265
Stock option exercises	1,685,730	17	100,353	—	—	—	—	100,370
Restricted stock issuances and vesting of awards	1,349,533	13	2,635,257	—	—	—	—	2,635,270
Stock subscriptions receivable related to stock option exercises	1,343,750	13	305,820	(305,833)	—	—	—	—
Stock subscriptions collected related to stock option exercises	—	—	—	324,378	—	—	—	324,378
Repurchase of common stock	(428,118)	(4)	—	—	(381,430)	—	—	(381,434)
Foreign currency translation adjustment	—	—	—	—	—	(1,207,885)	—	(1,207,885)
Net loss	—	—	—	—	—	—	(38,093,756)	(38,093,756)
Balance at December 31, 2022	208,181,834	$2,083	$179,054,368	$—	$(4,072,752)	$(643,974)	$(165,496,479)	$8,843,246

See the accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

	For the years ended
	December 31, 2022	December 31, 2021
Operating Activities:
Net loss	$(38,093,756)	$(75,168,363)
Adjustments to reconcile net loss to net cash provided from (used for) operating activities:
Depreciation and amortization	847,126	749,111
Provision for uncollectible accounts	29,437,179	52,621,682
Provision for other uncollectible receivables	9,257,284	7,349,852
Equity based compensation and restricted stock vested	10,309,535	14,161,754
Amortization of debt issuance costs	983,745	689,930
Impairment losses on long-lived assets	39,512	5,475
Fair value adjustment on warrants	(50,424)	—
Loss on extinguishment of line of credit	813,806	1,092,679
Loss on sale of fixed assets	79,683	—
Changes in operating assets and liabilities:
Notes receivable	10,590,769	(105,950,424)
Other receivables	(6,710,739)	(11,031,826)
Prepaid expenses and other assets	(1,353,026)	(1,855,206)
Merchant accounts payable	(12,928,944)	35,696,079
Other payables	1,281,500	2,111,082
Accrued liabilities	2,476,822	7,416,249
Deferred revenue	1,516,228	—
Operating leases	15,548	(20,124)
Net Cash Provided from (Used for) Operating Activities	8,511,848	(72,132,050)

Investing Activities:
Purchase of property and equipment	(52,236)	(686,032)
Internally developed intangible asset additions	(955,841)	(733,995)
Net Cash Used for Investing Activities	(1,008,077)	(1,420,027)

Financing Activities:
Payments on long term debt	—	(1,220,332)
Proceeds from line of credit	71,155,556	174,666,667
Payments to line of credit	(84,955,556)	(135,866,667)
Payments of debt issuance costs	(1,330,901)	(1,697,705)
Payment of debt extinguishment costs	(600,307)	(1,000,000)
Proceeds from stock option exercises	100,370	765,786
Stock subscriptions collected related to stock option exercises	324,378	246,999
Repurchase of common stock	(381,434)	(2,652,014)
Proceeds from issuance of common stock	—	30,000,000
Costs incurred from issuance of common stock	—	(2,768)
Net Cash (Used for) Provided from Financing Activities	(15,687,894)	63,239,966

Effect of exchange rate changes on cash	(1,183,387)	98,376
Net decrease in cash, cash equivalents, and restricted cash	(8,184,123)	(10,312,111)
Cash, cash equivalents, and restricted cash, beginning of year	78,890,168	89,103,903
Cash, cash equivalents, and restricted cash, end of year	$69,522,658	$78,890,168

Noncash investing and financing activities:
Lease liabilities arising from obtaining right-of-use assets	$8,005	$328,341
Issuance of restricted stock units for settlement of accrued expenses	—	1,996,779
Conversion of liability-classified incentive awards to stockholders’ equity	—	8,580,123
Withholding of restricted stock units to cover employee tax withholding	—	164,081
Issuance of warrants	561,719	—

Supplementary disclosures:
Interest paid	$7,790,430	$4,819,604
Income taxes paid	65,395	56,017

See the accompanying Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

Note 1. Principal Business Activity and Significant Accounting Policies

Principal Business Activity

Sezzle Inc. (“Sezzle”, the “Company”, “we”, “us”, or “our”) is a technology-enabled payments company based in the United States with operations in the United States, Canada, India, Brazil, and certain countries in Europe. We are a Delaware Public Benefit Corporation formed on January 4, 2016. We offer our payment solution at online stores and a select number of brick-and-mortar retail locations, connecting consumers with merchants via a proprietary payments solution that instantly extends credit at the point-of-sale, allowing consumers to purchase and receive the items that they need now while paying over time in interest-free installments.

Merchants turn to us to increase sales by tapping into our existing user base, increase conversion rates, increase spend per transaction, increase purchase frequency, and reduce return rates, all without bearing any credit risk. We are a high-growth, networked platform that benefits from a symbiotic and mutually beneficial relationship between merchants and consumers.

Our core product allows consumers to make online purchases and split the payment for the purchase over four equal, interest-free payments over six weeks. The consumer makes the first payment at the time of checkout and makes the subsequent payments every two weeks thereafter. For our core direct integration solution, the purchase price, less merchant fees, is paid to merchants by us in advance of collecting the purchase price installments from the consumer. For our virtual card solution, the full purchase price is paid to merchants at the time of sale, and we separately invoice the merchant for merchant fees due to us.

We are headquartered in Minneapolis, Minnesota.

Basis of Presentation and Principles of Consolidation

The consolidated financial statements are prepared and presented under accounting principles generally accepted in the United States of America (U.S. GAAP). All amounts are reported in U.S. dollars, unless otherwise noted. We consolidate the accounts of subsidiaries for which we have a controlling financial interest. The accompanying consolidated financial statements include all the accounts and activity of Sezzle Inc. and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Liquidity and Financial Condition

Throughout the year ended December 31, 2022, we undertook various measures to address our liquidity and financial condition. On February 25, 2022 we amended our line of credit covenants which provided alternatives for certain financial covenant measurement thresholds. Additionally, throughout the year we tightened our underwriting strategies, resulting in a reduction in our overall provision for uncollectible accounts. On March 10, 2022 we undertook a workforce reduction that provided for a reduction in our personnel expense compared to the year ended December 31, 2021. Further, on October 14, 2022 we entered into a new line of credit agreement as disclosed in Note 8 of these consolidated financial statements. Our cost cutting measures during the year ended December 31, 2022 have resulted in lower operating expenses relative to the prior year, while also realizing higher year-over-year total income.

Concentrations of Credit Risk

Cash and Cash Equivalents

Financial instruments that potentially expose us to concentrations of credit risk consist primarily of cash and cash equivalents. We maintain our cash in depository accounts that, at times, may exceed limits established by the Federal Deposit Insurance Corporation (“FDIC”) and equivalent foreign institutions. As of the date of this report, we have not experienced losses on such accounts.

Foreign Currency Risk

We hold funds and settle payments that are denominated in currencies other than U.S. dollars. Changes in foreign currency exchange rates expose us to fluctuations on our consolidated balance sheets and statements of operations and comprehensive loss. Currency risk is managed through limits set on total foreign deposits on hand that we routinely monitor.

Notes Receivable

We are exposed to the risk of credit losses as a result of extending credit to consumers. Changes in economic conditions may result in higher credit losses. We have a policy for establishing credit lines for individual consumers that helps mitigate credit risk. The allowance for uncollectible accounts is adequate for covering any potential losses on outstanding notes receivable.

Cash and Cash Equivalents

We consider all money market funds and other highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. We accept Automated Clearing House (“ACH”), Electronic Funds Transfer (“EFT”), debit card, and credit card payment methods from consumers as a method to settle our receivables, and these transactions are generally transmitted through third parties. The payments due from the third parties for debit card, credit card, ACH, and EFT transactions are generally settled within three days of initiation. We consider all bank, debit, and credit card transactions initiated before the end of the period to be cash and cash equivalents.

Restricted Cash

We are required to maintain cash balances in a bank account in accordance with certain lending agreements. The bank account is our property, but access to consumer payments is controlled by our line of credit providers. On a regular basis, cash received from consumers is deposited to the bank account and subsequently made available to us through periodic settlement reporting with our line of credit providers. Cash deposits to the bank account represent cash received from originated receivables, including consumer payments and affiliate partner payments. The minimum balance consists of accrued interest on the drawn credit facility, accrued interest on the unused portion of the credit facility, and accrued management fees charged by our line of credit providers. We are permitted to withdraw cash from the bank account provided we meet certain requirements of the line of credit. We are also required to maintain a minimum balance in a deposit account with a third-party service provider to fund merchants using our virtual card solution. These accounts are classified as current restricted cash on the consolidated balance sheets.

We are required to maintain a cash balance held in a reserve account to cover ACH transactions. The cash balance within this reserve account is classified as non-current restricted cash on the consolidated balance sheets.

Receivables and Credit Policy

Notes receivable represent amounts from uncollateralized consumer receivables generated from the purchase of merchandise. The original terms of the notes for our core product are to be paid back in four equal installments every two weeks over a six-week period, with the first installment being paid at the time of purchase. We do not charge interest on the notes to consumers. Transaction income is recognized over the average life of the notes receivable using the effective interest rate method. These net deferred costs are recorded within notes receivable, net on the consolidated balance sheets. Notes receivable are recorded at net realizable value and are recorded as current assets. We evaluate the collectability of the balances based on historical performance, current economic conditions, and specific circumstances of individual notes, with an allowance for uncollectible accounts being provided as necessary.

Other receivables represent the net realizable value of consumer account reactivation fees receivable, merchant accounts receivable, and merchant processing fees receivable. Consumer account reactivation fees receivable, less an allowance for uncollectible accounts, represent the amount of account reactivation fees we reasonably expect to receive from consumers. Receivables from merchants, less any allowances for uncollectible accounts, represent amounts merchants owe us relating to transactions placed by consumers on their sites that we reasonably expect to collect.

All notes receivable from consumers, as well as related fees, outstanding greater than 90 days past due are charged off as uncollectible. It is our practice to continue collection efforts after the charge-off date. Refer to Note 3 and Note 4 for further information about receivable balances, allowances, and charge-off amounts.

Debt Issuance Costs

Costs incurred in connection with originating debt are capitalized and are classified in the consolidated balance sheets as a reduction of the financial statement line item for which those costs relate. Debt issuance costs are amortized over the life of the underlying debt obligation utilizing the straight-line method, which approximates the effective interest method. In the event of an extinguishment of debt, the remaining unamortized debt issuance costs related to the extinguished debt is immediately expensed. Amortization of debt issuance costs is included within net interest expense on the consolidated statements of operations and comprehensive loss.

Property and Equipment

Property and equipment are recorded at cost, less accumulated depreciation. We capitalize all property and equipment exceeding $1,000. Depreciation is provided using either the straight-line or double-declining balance method, based on the useful lives of the assets:

	Years	Method
Computers and computer equipment	3	Double-declining balance
Office equipment	5	Double-declining balance
Furniture and fixtures	7	Straight-line

Maintenance and repairs are expensed as incurred and recorded within general and administrative on the consolidated statements of operations and comprehensive loss.

Internally Developed Intangible Assets

We capitalize costs incurred for web development and software developed for internal use. The costs capitalized primarily relate to direct labor costs for employees and contractors working directly on software development and implementation. Projects are eligible for capitalization once it is determined that the project is being designed or modified to meet internal business needs; the project is ready for its intended use; the total estimated costs to be capitalized exceed $1,000; and there are no plans to market, sell, or lease the project.

Amortization is provided using the straight-line method, based on the useful lives of the intangible assets as follows:

	Years	Method
Internal use software	3	Straight-line
Website development costs	3	Straight-line

Amortization expense is recorded within general and administrative on the consolidated statements of operations and comprehensive loss. See Note 6 for further information.

Research and Development Costs

Research expenditures that relate to the development of new processes, including internally developed software, are expensed as incurred. Such costs were approximately $2,012,000 and $1,462,000 for the years ended December 31, 2022 and 2021, respectively. Research expenditures are recorded within personnel on the consolidated statements of operations and comprehensive loss.

Impairment of Long-Lived Assets

We review the carrying value of property, equipment, and internally developed intangible assets for impairment whenever events and circumstances indicate that the assets’ carrying value may not be recoverable from the future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends, and prospects; the manner in which the asset is used; and the effects of obsolescence, demand, competition, and other economic factors. Impairments for the years ended December 31, 2022 and 2021 were not material. Impairment costs are recorded in general and administrative within operating expenses in the consolidated statements of operations and comprehensive loss.

As of December 31, 2022 and 2021, we have not renewed or extended the initial determined life for any of our recognized internally developed intangible assets.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the consolidated financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, equity based compensation, and accrued liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Given our history of losses, a full valuation allowance is recorded against our deferred tax assets.

We evaluate our tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. To date we have not recorded any liabilities for uncertain tax positions. Refer to Note 10 for further information.

Advertising Costs

Advertising costs are expensed as incurred and consist of traditional marketing, digital marketing, sponsorships, promotional product expenses, and contractual obligations to co-market the Sezzle brand. Such costs were $18,476,899 and $8,569,276 for the years ended December 31, 2022 and 2021, respectively, and were recorded within general and administrative on the consolidated statements of comprehensive loss.

Equity Based Compensation

We maintain stock compensation plans that provide for equity based awards in the form of incentive and non-statutory stock options and restricted stock to our employees, directors, and advisors. Equity based compensation expense reflects the fair value of awards measured at the grant date and recognized over the relevant vesting period. We estimate the fair value of stock options without a market condition on the measurement date using the Black-Scholes valuation model. The fair value of stock options and restricted stock units with a market condition is estimated, at the date of grant, using the Monte Carlo Simulation model. The Black-Scholes and Monte Carlo Simulation models incorporate assumptions about stock price volatility, expected life of the awards, risk-free interest rate, and dividend yield. For valuing our stock option grants, significant judgment is required for determining the expected volatility of our common stock and is based on the historical volatility of both our common stock and our defined peer group. The fair value of restricted stock awards and restricted stock units is based on the fair market value of our common stock on the date of grant. The expense associated with equity based compensation is recognized over the requisite service period using the straight-line method. We issue new shares of common stock upon the exercise of stock options and vesting of restricted stock units. Refer to Note 13 and Note 14 for further information around our equity based compensation plans.

Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. Our estimates and judgments are based on historical experience and various other assumptions that we believe are reasonable under the circumstances. The amount of assets and liabilities reported on our consolidated balance sheets and the amounts of income and expenses reported for each of the periods presented are affected by estimates and assumptions, which are used for, but not limited to, determining the allowance for uncollectible accounts recorded against outstanding receivables, the valuation of equity based compensation, and income taxes.

Fair Value

Fair values are based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price). The accounting guidance includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are as follows:

●	Level 1 — Unadjusted quoted prices for identical assets or liabilities in active markets;

●	Level 2 — Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability; and

●	Level 3 — Unobservable inputs for the asset or liability, which include management’s own assumption about the assumptions market participants would use in pricing the asset or liability, including assumptions about risk.

We measure the value of our money market securities at each reporting date. The fair value of our money market securities, totaling $333,158 and $6,408,389 as of December 31, 2022 and 2021, respectively, are based on Level 1 inputs and are included within cash and cash equivalents on the consolidated balance sheets.

We also measure the value of our warrant liabilities at each reporting date. The fair value of our warrant liabilities are determined using the Black-Scholes valuation model, which includes our common stock price on the ASX, a Level 1 input. The fair value of the warrant liabilities total $511,295 as of December 31, 2022.

Segments

We conduct our operations through a single operating segment and, therefore, one reportable segment. There are no significant concentrations by state or geographical location, nor are there any significant individual customer concentrations by balance.

Foreign Currency

We work with international merchants, creating exposure to gains and losses from foreign currency exchanges. Our income and cash can be affected by movements in the Canadian Dollar, Euro, Indian Rupee, and Brazilian Real. Losses from foreign exchange rate fluctuations that affected our net loss totaled ($118,831) and ($69,228) for the years ended December 31, 2022 and 2021, respectively. Foreign currency exchange gains and losses are recorded within other expense, net, on the consolidated statements of operations and comprehensive loss.

The financial statements of our non-U.S. subsidiaries are translated into U.S. dollars in accordance with ASC 830, “Foreign Currency Matters”. Under ASC 830, if our assets and liabilities are recorded in certain non-U.S. functional currencies other than the U.S. dollar, they are translated at current rates of exchange. Revenue and expense items are translated at average monthly exchange rates. The resulting translation adjustments are recorded directly into accumulated other comprehensive (loss) income. Foreign currency translation adjustment income (loss) totaled ($1,207,885) and $69,406 for the years ended December 31, 2022 and 2021, respectively.

Reclassifications

Certain prior period amounts have been reclassified to conform with the current period presentation format. These reclassifications had no effect on our net loss or total comprehensive loss.

Recent Accounting Pronouncements

Recently Adopted Accounting Guidance

Standard	Description	Date of Adoption	Effect on Consolidated Financial Statements

ASU No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity	This ASU simplifies the accounting for convertible debt by eliminating the beneficial conversion feature and cash conversion feature models from the guidance and instead requires entities to record convertible debt at amortized cost.	January 1, 2022	The adoption of this ASU did not have a material effect on our consolidated financial statements or on our disclosures.

Recently Issued Accounting Guidance, Not Yet Adopted Within Our Consolidated Financial Statements

Standard	Description	Date of Planned Adoption	Effect on Consolidated Financial Statements

ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments	This ASU replaces the incurred loss impairment methodology with an expected credit loss methodology and requires consideration of a broader range of reasonable and supportable information to determine credit loss estimates. The standard also requires expanded disclosures related to credit losses and credit quality indicators.	January 1, 2023	We do not expect the adoption of this ASU to have a material impact on our allowance for credit losses under the new standard. We will disclose credit quality indicators, gross writeoffs, and other required disclosures in our first quarter 2023 consolidated financial statements.
ASU No. 2022-02, Financial Instruments – Credit Losses: Troubled Debt Restructurings and Vintage Disclosures	This ASU requires an entity to disclose current-period gross writeoffs by year of origination for financing receivables and net investments in leases within the scope of Subtopic 326-20, Financial Instruments—Credit Losses—Measured at Amortized Cost.	January 1, 2023	The impact of adopting this amendment is included within the impact of adoption of ASU No. 2016-13.

Note 2. Total Income

Total income was $125,570,441 and $114,816,635 for the years ended December 31, 2022 and 2021, respectively. Total income in the fourth quarter has historically been strongest for us, in line with consumer spending habits during the holiday shopping season. In 2022, we saw a deviation from this historical trend due to our focus on profitability over top-line growth. Our total income is classified into two categories: transaction income and income from other services.

Transaction Income

Transaction income is comprised of all income earned from merchants, consumers, and other third-parties that relate to placing and processing orders on the Sezzle Platform. This primarily includes merchant processing fees, virtual card interchange income, and convenience fee income.

We earn our income primarily from fees paid by merchants in exchange for our payment processing services. These merchant processing fees are applied to the underlying sales to consumers passing through our platform and are predominantly based on a percentage of the consumer order value plus a fixed fee per transaction. We also earn income through interchange fees through our virtual card solution. Virtual card interchange income is recognized at the time a virtual card transaction is processed. Additionally, we charge a convenience fee to consumers that choose to pay their installments using a debit or credit card (excluding the first installment). We do not charge a fee for using ACH on subsequent installments. We recognize convenience fee income at the time the transaction is processed.

Transaction income is reduced by direct loan origination fees. Such costs are comprised of costs paid to third-parties to obtain data for underwriting consumers which result in a successful transaction. Such costs which result in a declined order are recorded within third-party technology and data on the consolidated statements of operations and comprehensive loss.

Income from Other Services

Income from other services includes all other incomes earned from merchants, consumers, and other third-parties not included in transaction income. This primarily includes account reactivation fees, reschedule fees, and Sezzle Premium subscription revenue.

We earn income from consumers in the form of account reactivation fees. These fees are assessed to consumers who fail to make a timely payment. Account reactivation fees are applied to principal installments that are delinquent for more than 48 hours (or longer depending on the regulations within a specific state jurisdiction) after the scheduled installment payment date. Account reactivation fees are recognized at the time the fee is charged to the consumer to the extent they are reasonably collectible by us. We also earn income from consumers in the form of reschedule fees. Consumers are also allowed to reschedule their initial installment one time without incurring a reschedule fee and the principal of a rescheduled payment is not considered to be delinquent. If consumers reschedule a payment more than once in the same order cycle they are subject to a reschedule fee.

Additionally, we offer our consumers the ability to subscribe to Sezzle Premium which, along with other benefits, allows consumers to shop at select large, non-integrated “premium merchants” for a monthly or annual fee. Sezzle Premium subscription fees are recognized straight-line over the subscription period. We also earn income from other services in the form of merchant gateway fees. Merchant gateway fees are charged to certain low-volume merchants for access to our Sezzle Platform, consumer base, and merchant store directory. Such fees are recognized at the time the fee is charged to merchants to the extent they are reasonably collectible by us.

Disaggregation of Total Income

Our total income by category for the years ended December 31, 2022 and 2021 is as follows:

	2022	2021
Transaction income	$102,599,194	$93,498,598
Income from other services	22,971,247	21,318,037
Total income	$125,570,441	$114,816,635

Within total income, $11,959,044 and $206,860 do not fall under the scope of the Accounting Standards Codification (“ASC”) Topic 310, Receivables, for the years ended December 31, 2022 and 2021, respectively. Such income relates to revenue from contracts with customers and is within the scope of ASC 606.

Total income that falls under the scope of ASC Topic 310 (excluding account reactivation fees) is initially recorded as a reduction to notes receivable, net, within the consolidated balance sheets. The income is then recognized over the average duration of the note using the effective interest rate method. Total income to be recognized over the duration of existing notes receivable outstanding was $4,068,332 and $5,240,919 as of December 31, 2022 and 2021, respectively.

Total income that falls under the scope of ASC Topic 606, Revenue from Contracts with Customers, generally comprises a single performance obligation. For performance obligations that occur over a period of time (e.g. consumers’ ability to access the features of Sezzle Premium over the subscription term), we recognize total revenue straight-line over the duration of the performance obligation. All performance obligations are fully satisfied within one year of receiving payment. Total income to be recognized over the remaining duration of outstanding performance obligations was $1,516,228 as of December 31, 2022. We had no deferred revenue related to ASC Topic 606 as of December 31, 2021.

Concentrations of Total Income

For the year ended December 31, 2022, approximately 14% of total income was earned from one merchant. For the year ended December 31, 2021, there were no merchants that exceeded 10% of total income.

Note 3. Notes Receivable

Our notes receivable comprise outstanding consumer principal and reschedule fees that we reasonably expect to collect from our consumers. As of December 31, 2022 and 2021, Sezzle’s notes receivable, related allowance for uncollectible accounts, and deferred transaction income are recorded within the consolidated balance sheets as follows:

	2022	2021
Notes receivable, gross	$107,650,187	$162,341,675
Less allowance for uncollectible accounts:
Balance at beginning of year	(23,114,173)	(11,133,146)
Provision	(29,437,179)	(52,621,682)
Charge-offs, net of recoveries totaling $5,040,041 and $6,153,728, respectively	42,327,901	40,640,655
Total allowance for uncollectible accounts	(10,223,451)	(23,114,173)
Notes receivable, net of allowance	97,426,736	139,227,502
Deferred transaction income	(4,068,332)	(5,240,919)
Notes receivable, net	$93,358,404	$133,986,583

We maintain an allowance for uncollectible accounts at a level necessary to absorb estimated probable losses on principal and reschedule fee receivables from consumers. Any amounts delinquent after 90 days are charged-off with an offsetting reversal of the allowance for doubtful accounts through the provision for uncollectible accounts. Additionally, amounts identified as no longer collectible—such as when a consumer becomes deceased or bankrupt—are charged off immediately. Principal payments recovered after the 90 day charge-off period are recognized as a reduction to the allowance for uncollectible accounts in the period the receivable is recovered.

We estimate the allowance for uncollectible accounts by segmenting our consumer accounts receivable by the number of days balances are delinquent. Balances that are at least one day past the initial due date are considered delinquent. Balances that are not delinquent are considered current. The principal associated with rescheduled payments are not considered delinquent. We use our judgment to evaluate the allowance for uncollectible accounts based on current economic conditions and historical performance of consumer payments. The historical vintages are grouped into semi-monthly populations for purposes of the allowance assessment. The balances of historical cumulative charge-offs by vintage support the calculation for estimating the allowance for uncollectible accounts for vintages outstanding less than 90 days. We have not changed the methodology for estimating our allowance for uncollectible accounts during the year ended December 31, 2022.

Deferred transaction income is comprised of unrecognized merchant fees and consumer reschedule fees net of direct note origination costs, which are recognized over the duration of the note with the consumer and are recorded as an offset to transaction income on the consolidated statements of operations and comprehensive loss. Our notes receivable had a weighted average days outstanding of 34 days, consistent with the prior year’s duration.

The following table summarizes our gross notes receivable and related allowance for uncollectible accounts as of December 31, 2022 and 2021:

	2022			2021
	Gross Receivables	Less Allowance	Net Receivables	Gross Receivables	Less Allowance	Net Receivables
Current	$96,923,113	$(3,348,558)	$93,574,555	$139,024,393	$(7,989,217)	$131,035,176
Days past due:
1–28	5,516,812	(2,146,103)	3,370,709	12,263,154	(5,126,611)	7,136,543
29–56	2,513,755	(2,063,131)	450,624	5,266,164	(4,267,236)	998,928
57–90	2,696,507	(2,665,659)	30,848	5,787,964	(5,731,109)	56,855
Total	$107,650,187	$(10,223,451)	$97,426,736	$162,341,675	$(23,114,173)	$139,227,502

Note 4. Other Receivables

As of December 31, 2022 and 2021, the balance of other receivables, net, on the consolidated balance sheets was comprised of the following:

	2022	2021
Account reactivation fees receivable, net	$209,734	$1,325,443
Receivables from merchants, net	2,322,976	3,758,656
Other receivables, net	$2,532,710	$5,084,099

Account reactivation fees are applied to principal installments that are delinquent for more than 48 hours (or longer depending on the regulations within a specific state jurisdiction) after the scheduled installment payment date. Any account reactivation fees associated with a delinquent payment are considered to be the same number of days delinquent as the principal payment. Account reactivation fees receivable, net, is comprised of outstanding account reactivation fees that we reasonably expect to collect from our consumers.

As of December 31, 2022 and 2021, our account reactivation fees receivable and related allowance for uncollectible accounts are recorded within the consolidated balance sheets as follows:

	2022	2021
Account reactivation fees receivable, gross	$1,190,447	$3,016,514
Less allowance for uncollectible accounts:
Balance at start of period	(1,691,071)	(1,071,588)
Provision	(7,588,253)	(6,128,851)
Charge-offs, net of recoveries totaling $1,252,437 and $1,273,319, respectively	8,298,611	5,509,368
Total allowance for uncollectible accounts	(980,713)	(1,691,071)
Account reactivation fees receivable, net	$209,734	$1,325,443

We maintain the allowance at a level necessary to absorb estimated probable losses on consumer account reactivation fee receivables. Any amounts delinquent after 90 days are charged-off with an offsetting reversal of the allowance for doubtful accounts through the provision for uncollectible accounts. Additionally, amounts identified as no longer collectible—such as when a consumer becomes deceased or bankrupt—are charged off immediately. Payments recovered after the 90 day charge-off period are recognized as a reduction to the allowance for uncollectible accounts in the period the receivable is recovered. We did not change the methodology for estimating our allowance for uncollectible accounts during the year ended December 31, 2022.

Receivables from merchants primarily represent merchant fees receivable for orders settled with our virtual card solution. Such receivables totaled $2,177,028 and $3,738,765 as of December 31, 2022 and 2021, respectively. Virtual card transactions are settled with the merchant for the full purchase price at the point of sale and we separately invoice the merchant for the merchant fees due to us. There is no allowance for uncollectible accounts recorded against merchant fees receivable.

Additionally, we had other uncollectible receivables, net, which totaled $145,948 and $19,891 as of December 31, 2022 and 2021, respectively. During the years ended December 31, 2022 and 2021, we recorded direct write-downs of $1,669,031 and $1,221,001, respectively, related to these other receivables from merchants which are included in transaction expense on the consolidated statements of operations and comprehensive loss.

Note 5. Merchant Accounts Payable

Merchant accounts payable represents amounts owed to merchants related to orders placed on the Sezzle Platform. Merchant accounts payable in total were $83,020,739 and $96,516,668 as of December 31, 2022 and 2021, respectively, as disclosed in the consolidated balance sheets.

We offer our merchants an interest bearing program in which merchants may defer payment from us in exchange for interest. Within merchant accounts payable, $66,469,982 and $78,097,910 were recorded within the merchant interest program balance as of December 31, 2022 and 2021, respectively.

Effective August 1, 2022, all deferred payments retained in the program bear interest at a fixed rate of 3.8% on an annual basis, compounding daily. Between March 1, 2022 and July 31, 2022 deferred payments retained in the program bore interest at the Secured Overnight Financing Rate (“SOFR”) plus three percent on an annual basis, compounding daily, and prior to March 1, 2022 the LIBOR daily (3 month) rate plus three percent on an annual basis, compounding daily. The weighted average annual percentage yield and related interest expense was 3.56% and $2,484,997, and 3.22% and $2,314,770 for the years ended December 31, 2022 and 2021, respectively.

Deferred payments are due on demand, up to $250,000 during any seven day period, at the request of the merchant. Any request larger than $250,000 is processed within seven to ten days. We reserve the right to impose additional limits on the program and make changes to the program without notice or limits. These limits and changes to the program can include but are not limited to: maximum balances, withdrawal amount limits, and withdrawal frequency.

Note 6. Internally Developed Intangible Assets

As of December 31, 2022 and 2021, internally developed intangible assets, net, consisted of the following:

	2022	2021
Internally developed intangible assets, gross	2,550,420	1,657,637
Less accumulated amortization	(1,227,584)	(747,053)
Internally developed intangible assets, net	$1,322,836	$910,584

Amortization expense relating to internally developed intangible assets was $503,907 and $355,043 for the years ended December 31, 2022 and 2021, respectively, and is recorded within general and administrative on the consolidated statements of operations and comprehensive loss.

Note 7. Long Term Debt

Minnesota Department of Employment and Economic Development Loan

On July 26, 2018, the Minnesota Department of Employment and Economic Development (“DEED”) funded a $250,000 seven-year interest-free loan to us under the State Small Business Credit Initiative Act of 2010 (the “Act”). The Act was created for additional funds to be allocated and dispersed by states that have created programs to increase the amount of capital made available by private lenders to small businesses. The loan proceeds are used for business purposes, primarily start-up costs and working capital needs. The loan may be prepaid in whole or in part at any time without penalty. If more than fifty percent of the ownership interest in Sezzle is transferred during the term of the loan, the loan will be required to be paid in full, along with a penalty in the amount of thirty percent of the original loan amount. The loan matures and is due to be paid back to DEED in June 2025.

Paycheck Protection Program Loan

On June 24, 2021, we repaid our Paycheck Protection Program (“PPP”) loan from the U.S. Small Business Administration (“SBA”) in full, comprising $1,220,332 in principal and $14,779 in accrued interest. The PPP, established as part of the CARES Act, provides loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The PPP loan terms carry an interest rate of 1% and do not include prepayment penalties. The SBA reserves the right to audit any PPP loan, regardless of size. These audits may occur after forgiveness has been granted or the loan has been repaid in full. In accordance with the CARES Act, all borrowers are required to maintain their PPP loan documentation for six years after the PPP loan was forgiven or repaid in full and to provide that documentation to the SBA upon request.

Note 8. Line of Credit

We fund our consumer receivables through the use of secured lines of credit. We had an outstanding principal balance on our lines of credit totaling $65,000,000 and $78,800,000 as of December 31, 2022 and 2021, respectively. Our revolving credit facilities are secured by a pool of pledged, eligible notes receivable. As of December 31, 2022 and 2021, we had pledged $89,797,068 and $149,203,705 of eligible gross notes receivable, respectively, which had carrying values of $84,980,543 and $136,268,535, respectively. We had an unused borrowing capacity of $477,606 and $29,771,561 as of December 31, 2022 and 2021, respectively.

Expenses related to our lines of credit for the years ended December 31, 2022 and 2021 are as follows:

	2022	2021
Interest expense on utilization	$5,114,727	$1,745,528
Interest expense on unused daily amounts	268,787	560,687
Amortization of debt issuance costs	983,745	689,930
Loss on extinguishment of line of credit	813,806	1,092,679

As of December 31, 2022 and 2021, our lines of credit carried a weighted average interest rate of 16.07% and 5.25%, respectively.

2021 Credit Agreement

On February 10, 2021, we entered into a secured revolving credit facility (the “2021 Credit Agreement”) with Goldman Sachs Bank USA (the “Class A lender”), and Bastion Consumer Funding II LLC and Bastion Funding IV LLC (the “Class B lenders”). The 2021 Credit Agreement originally had a borrowing capacity of up to $250,000,000 and a maturity date of June 12, 2023. Our borrowing base under the 2021 Credit Agreement was originally 90% of pledged, eligible notes receivable, or 85% if the weighted average FICO scores of the pledged receivables fell below 580. Eligible notes receivable were defined as notes receivable from consumers in the United States or Canada that are less than 15 days past due. Effective July 31, 2022, we amended the 2021 Credit Agreement, which reduced the borrowing capacity to $64,287,184 and lowered the borrowing base rate to 70%.

Prior to January 1, 2022, the 2021 Credit Agreement carried an interest rate of 3-month LIBOR plus 3.375% and 3-month LIBOR plus 10.689% with a LIBOR floor rate of 0.25% for funds borrowed from the Class A lender and Class B lenders, respectively. Effective January 1, 2022, we amended our 2021 Credit Agreement to replace references to LIBOR with U.S. Federal Reserve Secured Overnight Financing Rate (“SOFR”) plus a spread adjustment of 0.262% (collectively, “Adjusted SOFR”). From January 1, 2022 to July 30, 2022, the 2021 Credit Agreement carried an interest rate of Adjusted SOFR plus 3.375% and Adjusted SOFR plus 10.689% with an Adjusted SOFR floor rate of 0.25% for funds borrowed from the Class A lender and Class B lenders, respectively. Effective July 31, 2022, the interest rate increased to Adjusted SOFR plus 4.375% and Adjusted SOFR plus 11.689% for funds borrowed from the Class A lender and Class B lenders, respectively. Interest on borrowings was due on collection dates as specified in the loan agreement, typically every two weeks.

Additionally, any unused daily amounts incurred a facility fee of 0.50% per annum until May 11, 2021. Beginning May 11, 2021, the facility fee rate became variable, dependent on the percentage of the facility utilized. If less than one-third of the facility was used, the rate was 0.65% per annum; if between one-third and two-thirds of the facility was used, the rate was 0.50% per annum; and if more than two-thirds of the facility was used, the rate was 0.35% per annum.

The 2021 Credit Agreement contains customary representations, warranties, affirmative and negative covenants, financial covenants, events of default (including upon change of control or upon collateral loss rates exceeding pre-determined levels), and indemnification provisions in favor of the lenders. The negative covenants include restrictions regarding incurrence or guarantee of additional indebtedness, incurrence of liens, making investments or other restricted payments, acquiring assets or subsidiaries, selling assets, paying dividends or distributions, repurchasing or redeeming capital stock, transacting with affiliates, and engaging in liquidations or mergers, in each case subject to certain exceptions and qualifications. The financial covenants required us to meet financial tests related to tangible net worth, liquidity, and leverage.

In the event of a prepayment due to a broadly marketed and distributed securitization transaction with a party external to the agreement, an exit fee of 0.75% of such prepaid balance was due to the lender upon such transaction. Total cash payments for debt issuance costs related to the 2021 Credit Agreement were $1,697,705. On October 14, 2022, we amended the 2021 Credit Agreement, effectively terminating the agreement, and incurred a loss of $813,806 related to the extinguishment.

2022 Credit Agreement

On October 14, 2022, we entered into a secured revolving credit facility (the “2022 Credit Agreement”) with Bastion Funding IV, LLC and other certain lenders. The 2022 Credit Agreement has a borrowing capacity of up to $100,000,000 and a maturity date of October 14, 2024. The borrowing base is 75% of pledged, eligible notes receivable. The 2022 Credit Agreement carries an interest rate of Adjusted SOFR plus 11.5%, with an Adjusted SOFR floor rate of 1.0%. Interest on borrowings is due on collection dates as specified in the loan agreement, typically every two weeks. We incur an unused facility fee of 0.50% per annum on the difference between the amount outstanding and the maximum borrowing capacity. We were also required to maintain a minimum outstanding balance of $50,000,000 prior to December 31, 2022, and are required to maintain a minimum outstanding balance of $75,000,000 between December 31, 2022 and March 30, 2023. After that, the requirement increases to $80,000,000.

The 2022 Credit Agreement contains customary representations, warranties, affirmative and negative covenants, financial covenants, events of default (including upon change of control or upon collateral loss rates exceeding pre-determined levels), and indemnification provisions in favor of the lenders. The negative covenants include restrictions regarding incurrence or guarantee of additional indebtedness, incurrence of liens, making investments or other restricted payments, acquiring assets or subsidiaries, selling assets, paying dividends or distributions, repurchasing or redeeming capital stock, transacting with affiliates, engaging in liquidations or mergers, and making changes to our credit guidelines or servicing guide, in each case subject to certain exceptions and qualifications. The financial covenants require us to meet financial tests related to tangible net worth, liquidity, and leverage. Total cash payments for debt issuance costs related to the 2022 Credit Agreement were $1,330,901.

Note 9. Warrant Obligations

On October 14, 2022, in connection with entering into the 2022 Credit Agreement, we issued our lenders warrants to purchase up to 2,075,064 shares of our common stock as consideration for the revolving credit facility. These warrants are exercisable until October 14, 2029 at an exercise price of A$0.49 per share.

In connection with the warrant issuance, we recognized a line of credit commitment asset of $561,719 upon execution of the warrant agreement, valued utilizing the Black-Scholes valuation model. This asset is amortized over the two year term of the credit agreement. As of December 31, 2022, the carrying value of this asset was $501,783 and recorded within other assets on the consolidated balance sheets.

The warrants are denominated in Australian dollars and therefore are not considered indexed to the Company’s stock given our functional currency is the U.S. dollar. Therefore, we have recognized the warrants as a liability on the consolidated balance sheets and revalue the warrants to their fair value as of each reporting date. We valued the warrants as of December 31, 2022 using the Black-Scholes valuation model, using a risk-free interest rate of 3.88%, expected volatility of 115%, and an expected life of 6.8 years, resulting in an estimated fair value of $0.25 per warrant. As of December 31, 2022, the weighted average exercise price for the warrants was $0.33 and their fair market value was $511,295. None of the warrants have been exercised or cancelled.

For the year ended December 31, 2022, we recognized a fair value remeasurement gain of $50,424 within other income on the consolidated statements of operations and comprehensive loss.

Note 10. Income Taxes

The components of loss before taxes for the years ended December 31, 2022 and 2021 are as follows:

	2022	2021
United States	$(32,493,098)	$(63,143,175)
International	(5,531,211)	(11,966,772)
Total	$(38,024,309)	$(75,109,947)

The components of income tax expense for the years ended December 31, 2022 and 2021 are as follows:

	2022	2021
Current tax expense
Federal	$—	$—
Foreign	—	—
State	69,447	58,416
Deferred tax expense
Federal	—	—
Foreign	—	—
State	—	—
Income tax expense	$69,447	$58,416

The components of the net deferred tax assets and liabilities as of December 31, 2022 and December 31, 2021 are as follows:

	2022	2021
Deferred tax assets:
Net operating loss carryforwards	$25,459,247	$17,865,584
Allowance for uncollectible accounts	3,389,435	6,171,512
Equity based compensation	1,322,642	3,273,873
Research and experimental expenditures	216,391	—
Lease liability	17,575	50,408
Startup costs	9,514	10,517
Accruals	458,609	328,154
Nondeductible interest	3,816,974	945,153
Other	365,743	290,029
Total net deferred tax assets	35,056,130	28,935,230
Valuation allowance	(34,868,210)	(28,842,025)
Deferred tax liabilities:
Depreciation and amortization	(168,505)	(36,457)
Equity based compensation	—	(356)
Right-of-use asset	(19,415)	(56,392)
Total net deferred tax liabilities	(187,920)	(93,205)
Net deferred tax asset (liability)	$—	$—

A reconciliation of our provision for income taxes at the federal statutory rate to the reported income tax provision for the years ended December 31, 2022 and 2021 are as follows:

	2022	2021
Computed “expected” tax benefit	(21.0)%	(21.0)%
State income tax benefit, net of federal tax effect	(2.6)	(2.6)
Nondeductible equity based compensation	9.7	1.2
Other permanent differences	(0.5)	0.3
Change in valuation allowance	15.9	23.5
Foreign rate differentials and other	(1.3)	(1.3)
Income tax expense	0.2%	0.1%

As of December 31, 2022, we had federal, state, and foreign net operating loss carryforwards of approximately $84,234,000, $48,087,000, and $19,120,000, respectively. The federal net operating loss carryforwards that originated after 2017 have an indefinite life and may be used to offset 80% of a future year’s taxable income. The federal net operating loss carryforwards that originated prior to 2018 have expiration dates between 2036 and 2037. The state net operating losses will carryforward for between 15 years and indefinitely and begin to expire in 2031.

Our ability to utilize a portion of our net operating loss carryforwards to offset future taxable income is subject to certain limitations under Section 382 of the Internal Revenue Code due to changes in our equity ownership. An ownership change under Section 382 has not been determined at this time.

Management assesses the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the three-year period ended December 31, 2022. Such objective evidence limits the ability to consider other subjective evidence, such as our projections for future growth.

On the basis of this evaluation, as of December 31, 2022, a valuation allowance of $34,868,210 has been recorded to recognize only the portion of the deferred tax asset that is more likely than not to be realized.. The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight is given to subjective evidence such as our projections for growth. The change in valuation allowance was approximately $6,026,000 and $17,615,000 for the years ended December 31, 2022 and 2021, respectively.

We file income tax returns in the U.S. federal jurisdiction, Brazil, Canada, Germany, India, Lithuania, the Netherlands, and various U.S. states. We do not believe an uncertain tax position exists as of December 31, 2022. Based on our assessment of many factors, including past experience and complex judgements about future events, we do not currently anticipate significant changes in our uncertain tax positions over the next 12 months. In connection with the adoption of the referenced provisions, we recognize interest and penalties accrued related to unrecognized tax benefits in income tax expense. As of December 31, 2022, we had no accrued interest and penalties. Our federal and state tax returns are open for review going back to the 2019 tax year.

Management’s intention is to reinvest foreign earnings into our foreign operations. To date, our various foreign subsidiaries do not have any earnings.

Note 11. Commitments and Contingencies

Merchant Contract Obligations

We have entered into several agreements with third-parties in which we will reimburse these third-parties for mutually agreed upon co-branded marketing and advertising costs. As of December 31, 2022 and 2021, we had outstanding agreements that stipulate we will commit to spend up to approximately $19.4 million and $35.1 million, respectively, in marketing and advertising spend in future periods. These agreements have remaining contractual terms of two years or less.

Expenses incurred relating to these agreements totaled $17,023,522 and $6,496,361 for the years ended December 31, 2022 and 2021, respectively. These expenses are included within marketing, advertising, and tradeshows on the consolidated statements of operations and comprehensive loss.

Certain agreements also contain provisions that may require payments by us and are contingent on us and/or the third party meeting specified criteria, such as achieving implementation benchmarks. As of December 31, 2022 and 2021, we had outstanding agreements that stipulate we may spend approximately $6.1 million and $6.7 million, respectively, in future periods if such criteria are met.

Note 12. Stockholders’ Equity

Repurchase of Common Stock

We retain a portion of vested restricted stock units to cover withholding taxes for employees. As of December 31, 2022, we had withheld 1,088,236 shares at a value totaling $4,072,752. As of December 31, 2021, we had withheld 660,118 shares at a value totaling $3,691,322. We recognize these amounts as treasury stock, at cost, within the consolidated balance sheets as a reduction to stockholders’ equity.

Issuance of Common Stock

On July 14, 2021, we agreed to issue Discover Financial Services LLC $30,000,000 of our common stock at a price of $6.58 per share (A$8.83), which was completed on July 19, 2021. We incurred issuance costs of $2,768 in connection to this sale. The proceeds from the sale, net of such issuance costs, are recorded within stockholders’ equity on the consolidated balance sheets.

Note 13. Equity Based Compensation

We issue incentive and non-qualified stock options, restricted stock units, and restricted stock awards to employees and non-employees with vesting requirements varying from six months to four years. We utilize the Black-Scholes valuation model for valuing stock option issuances and the grant date fair value for valuing restricted stock issuances.

Equity based compensation expense, including vesting of restricted stock units, totaled $10,309,535 and $14,161,754 for the years ended December 31, 2022 and 2021, respectively. Equity based compensation expense is recorded within personnel on the consolidated statements of operations and comprehensive loss.

2016 Employee Stock Option Plan

We adopted the 2016 Employee Stock Option Plan on January 16, 2016. The number of awards authorized for issuance under the plan was 10,000,000. We had 2,946,077 and 5,659,017 options issued and outstanding under the plan as of December 31, 2022 and 2021, respectively. We had no restricted stock awards issued and outstanding as of December 31, 2022, and 38,888 restricted stock awards issued and outstanding as of December 31, 2021. During the years ended December 31, 2022 and 2021, 2,658,774 and 889,320 options were exercised into 2,633,551 and 888,815 shares of common stock, respectively. Differences between options exercised and common stock issued are due to shares withheld to cover exercise costs.

2019 Equity Incentive Plan

We adopted the 2019 Equity Incentive Plan on June 25, 2019. The number of awards authorized for issuance under the plan was 26,000,000. We had 8,092,375 and 15,102,771 options issued and outstanding as of December 31, 2022 and 2021, respectively; and 200,625 and 1,467,292 restricted stock units issued and outstanding as of December 31, 2022 and 2021, respectively. During the years ended December 31, 2022 and 2021, 457,552 and 835,684 options were exercised into 395,929 and 794,582 shares of common stock, respectively. Differences between options exercised and common stock issued are due to shares withheld to cover exercise costs.

2021 Equity Incentive Plan

We adopted the 2021 Equity Incentive Plan on June 15, 2021. The number of awards authorized for issuance under the plan is 33,169,237. As of December 31, 2022 and 2021, we had 234,167 and 433,980 options issued and outstanding, respectively. We had 12,831,071 and 4,316,959 restricted stock units issued and outstanding as of December 31, 2022 and 2021, respectively. During the years ended December 31, 2022 and 2021, no options issued under this plan were exercised into shares of common stock.

The following tables summarize the options issued, outstanding, and exercisable under our equity based compensation plans as of December 31, 2022 and 2021:

	For the year ended December 31, 2022
	Number of Options	Weighted Average Exercise Price	Intrinsic Value	Weighted Average Remaining Life
Outstanding, beginning of year	21,195,768	$1.74	$23,079,520	7.76
Granted	395,313	0.73	—	—
Exercised	(3,029,480)	0.16	2,383,405	—
Canceled	(7,288,982)	2.59	—	—
Outstanding, end of year	11,272,619	1.56	686,035	6.14
Exercisable, end of year	9,656,457	1.30	685,914	5.89
Expected to vest, end of year	1,616,162	$3.10	$121	7.61

	For the year ended December 31, 2021
	Number of Options	Weighted Average Exercise Price	Intrinsic Value	Weighted Average Remaining Life
Outstanding, beginning of year	24,515,544	$1.34	$84,731,639	8.65
Granted	1,922,480	6.29	—	—
Exercised	(1,683,397)	0.71	8,329,397	—
Canceled	(3,558,859)	2.37	—	—
Outstanding, end of year	21,195,768	1.74	23,079,520	7.76
Exercisable, end of year	11,137,578	1.02	16,036,993	7.05
Expected to vest, end of year	10,058,190	$2.55	$7,042,527	8.55

The following table represents the assumptions used for estimating the fair values of stock options granted to our employees, contractors, and non-employees under the Black-Scholes valuation model. The risk-free interest rate is based on the U.S. Treasury yield curve in effect on the grant date:

	2022	2021
Risk-free interest rate	3.46%–3.91%	0.65%–1.07%
Expected volatility	115.75%–116.01%	87.39%–90.89%
Expected life (in years)	6.00	6.00
Weighted average estimated fair value of options granted	$0.73	$4.95

Restricted stock award and restricted stock unit transactions during the years ended December 31, 2022 and 2021 are summarized as follows:

	For the year ended December 31, 2022		For the year ended December 31, 2021
	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value
Unvested shares, beginning of year	5,823,139	$4.22	2,833,743	$3.37
Granted	15,213,789	0.59	4,733,804	4.64
Vested	(1,388,421)	3.81	(1,686,349)	4.19
Forfeited or surrendered	(6,616,811)	2.74	(58,059)	6.25
Unvested shares, end of year	13,031,696	$0.79	5,823,139	$4.22

During the year ended December 31, 2022, employees and non-employees received restricted stock units totaling 15,213,789. Vesting of restricted stock units and restricted stock awards totaled 1,349,533 and 38,888, respectively. The shares underlying the restricted stock units granted in 2022 were assigned a weighted average fair value of $0.59 per share, for a total value of $8,976,136. The restricted stock issuances are scheduled to vest over a range of one to four years.

During the year ended December 31, 2021, employees and non-employees received restricted stock units totaling 4,733,804. Vesting of restricted stock units and restricted stock awards totaled 1,569,681 and 116,668, respectively. The shares underlying the restricted stock units granted in 2021 were assigned a weighted average fair value of $4.64 per share, for a total value of $21,964,851. The restricted stock issuances are scheduled to vest over a range of one to four years.

As of December 31, 2022, the total compensation cost related to non-vested awards not yet recognized is $9,984,655 and is expected to be recognized over the weighted average remaining recognition period of approximately 2.0 years.

As of December 31, 2021, the total compensation cost related to non-vested awards not yet recognized is $27,266,222 and is expected to be recognized over the weighted average remaining recognition period of approximately 2.7 years.

Note 14. Short and Long–Term Incentive Plans

Short-Term Incentive Plan

During 2021, we determined the final compensation amounts for our 2020 short-term incentive plan and issued restricted stock units valued at $1,996,779 as compensation to eligible employees, recorded as a reclassification from accrued liabilities to stockholders’ equity. We did not have an accrual for the short-term incentive program as of December 31, 2022 or December 31, 2021.

Long-Term Incentive Plan

During 2021, an executive became eligible for the LTIP program and was issued an option award on March 12, 2021. The total fair value of the award is equal to 200% of the individual’s salary in effect on the date of grant. The awards have an exercise price of A$8.00 and a fair value of $3.06 per award. This award is subject to the same market and service vesting conditions as the grants issued in 2020, though is measured over a two-year period ending January 1, 2023.

The following table represents the assumptions used for estimating the fair values of stock options granted to executives for the year ended December 31, 2021 under our long-term incentive program using the Monte Carlo Simulation valuation model. The risk-free interest rate is based on the U.S. Treasury yield curve in effect on the grant date:

2021
Risk-free interest rate	1.62%
Expected volatility	87.40%
Expected life (in years)	5.81
Weighted average estimated fair value of options granted	$3.06

On June 10, 2021, we also received shareholder approval to grant the long-term incentive plan awards to executive board members in the form of performance-based restricted stock units. Upon the approval, we reclassified the award from other long-term liabilities to stockholders’ equity. The total fair value reclassified from liability to stockholders’ equity for these awards totaled $8,580,123.

Total expense recognized related to compensation under the long-term incentive program was $4,269,967 for the year ended December 31, 2021. During the year ended December 31, 2022 we recorded $1,070,543 of equity based compensation expense related to the long-term incentive plan, offset by expense reversals totaling ($1,244,999) resulting from awards that were forfeit prior to the vesting service condition being met.

Note 15. Employee Benefit Plan

During the years ended December 31, 2022 and 2021, we sponsored a defined contribution 401(k) plan for eligible U.S. employees. Participants in the plan can elect to defer a portion of their eligible compensation, on a pre- or post-tax basis, subject to annual statutory contribution limits. Additionally, in 2021 we began sponsoring a defined contribution Registered Retirement Savings Plan (“RRSP”) for eligible Canadian employees. Participants in the RRSP can elect to defer a portion of their eligible compensation on a pre-tax basis, subject to annual statutory contribution limits. Assets under both plans are held separately from ours in funds under the control of a third-party trustee.

Effective July 1, 2021, we began matching up to six percent of employee contributions under both plans. During the years ended December 31, 2022 and 2021, we incurred expenses of $1,455,004 and $588,612, respectively, related to matching contributions.

Note 16. Reimbursement of Merger-Related Costs

On July 11, 2022, we entered into a Termination Agreement (the “Termination Agreement”) with Zip Co Limited (“Zip”) to terminate the Agreement and Plan of Merger, dated February 28, 2022 (the “Merger Agreement”), by and among us, Zip, and Miyagi Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Zip (“Merger Sub”). Pursuant to the Termination Agreement, among other things, on July 12, 2022, we received $11,000,000 from Zip for reimbursement of internal and external merger-related costs, the Merger Agreement and other Transaction Agreements (including the Parent Support Agreements and the Company Support Agreements, each as defined in the Merger Agreement) were terminated by mutual consent of us and Zip. As part of the Termination Agreement, we and Zip also released each other from certain claims related to or arising out of the Merger Agreement and related transactions, none of which impacted the consolidated financial statements.

Note 17. Net Loss Per Share

The computation for basic net loss per share is established by dividing net losses for the period by the weighted average shares outstanding during the reporting period, including repurchases carried as treasury stock. Diluted net loss per share is computed in a similar manner, with the weighted average shares outstanding increasing from the assumed exercise of employee stock options (including options classified as liabilities) and assumed vesting of restricted stock units (if dilutive). Given we are in a loss position, the impact of including assumed exercises of stock options and vesting of restricted stock units would have an anti-dilutive impact on the calculation of diluted net loss per share and, accordingly, diluted and basic net loss per share were equal for the years ended December 31, 2022 and 2021.

SEZZLE INC.

Common Stock

PROSPECTUS

The date of this prospectus is           , 2023.

Through and including , 2023 (the 25th day after the listing date of our common stock), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the fees and expenses payable by the Company in connection with the registration statement and the listing of the Company’s common stock on the Nasdaq Global Market. All amounts are estimates except for the SEC registration fee and the Nasdaq Global Market listing fee.

Securities and Exchange Commission registration fee	$4,508.38
Nasdaq Global Market listing fee	$270,000
Accounting fees and expenses	$30,000
Legal fees and expenses	$120,000
Printing expenses	$10,000
Transfer agent and registrar fees and expenses	$20,000
Other advisor fees	-
Miscellaneous expenses	$5,491.62
Total	$460,000

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 of the DGCL provides as follows:

A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

In addition, Section 102 of the DGCL permits a corporation to eliminate the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except in cases where the director breached his or her duty of loyalty to the corporation or its stockholders, failed to act in good faith, engaged in intentional misconduct or a knowing violation of the law, willfully or negligently authorized the unlawful payment of a dividend or approved an unlawful stock redemption or repurchase or obtained an improper personal benefit.

Our certificate of incorporation and bylaws provide for the indemnification of its directors, officers, employees, and other agents to the maximum extent permitted by the DGCL. We entered into indemnification agreements with each director. Under these indemnification agreements, we have agreed to indemnify, to the extent permitted by the law, each director in respect of certain liabilities that the director may incur as a result of, or by reason of, being or acting as a director of the Company.

These liabilities included losses or liabilities incurred by the director to any other person as a director of the Company, including legal expenses to the extent such losses or liabilities relate to actions taken in good faith by the director and in a manner the director reasonably believed to be in, or not opposed to, the best interests of the Company and in the case of criminal proceedings where the director has no reasonable cause to believe that his conduct was unlawful. To the extent that we maintain a directors’ and officers’ policy of insurance, it must ensure that the directors are covered for the period that they are directors.

Insofar as the foregoing provisions permit indemnification of directors, executive officers, or persons controlling us for liability arising under the Securities Act of 1933, as amended (the “Securities Act”), we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

Issuance of Options to Purchase Shares of Common Stock and Restricted Stock Units

During the year ended December 31, 2022, we granted under our various stock plans options to purchase a total of 395,313 shares of our common stock and 15,213,789 restricted stock units to be settled in shares of our common stock. All such grants were issued pursuant to our equity plans which are registered on Form S-8 (File No. 333-257366) as of June 24, 2021. See Note 13. Equity Based Compensation for more information.

To the extent that any grants of stock options or restricted stock units in the year ended December 31, 2022 are not covered by such registration statement, we believe the foregoing transactions were exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act, or Regulation D promulgated thereunder, or Regulation S under the Securities Act, in each case as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation in accordance with Rule 701.

Issuance of Warrants to Purchase Common Stock

On October 14, 2022, as partial consideration to the lenders under our new line of credit, we issued to the lenders warrants to purchase up to 2,075,064 shares of our common stock, exercisable until October 14, 2029, at an exercise price of A$0.49 per share (the Warrants). The issuance of the Warrants was made pursuant to Section 4(a)(2) as a transaction not involving a public offering under the Securities Act of 1933, as amended.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits. The exhibits listed below are filed as a part of this registration statement.

Exhibit		Incorporated by Reference			Filed
Number	Exhibit Description	Form	File Number	File Date	Herewith
3.1	Fourth Amended and Restated Certificate of Incorporation	10-12G/A	000-56267	10/25/2021
3.2	Third Amended and Restated Bylaws	10-12G/A	000-56267	10/25/2021
5.1	Legal Opinion of Maslon LLP**
10.1	Termination Agreement, dated July 11, 2022, by and among Sezzle Inc., Zip Co Limited and Miyagi Merger Sub, Inc.	8-K	000-56267	7/12/2022
10.2	Revolving Credit and Security Agreement dated as of October 14, 2022 among Sezzle Funding SPE II, LLC, lenders party thereto and Bastion Funding IV, LLC	8-K	000-56267	10/14/2022
10.3	Pledge and Guaranty Agreement dated as of October 14, 2022 by and between Sezzle Funding SPE II Parent, LLC, and Bastion Funding IV, LLC, in its capacity as administrative agent	8-K	000-56267	10/14/2022
10.4	Limited Guaranty and Indemnity Agreement dated as of October 14, 2022 by Sezzle Inc. for the benefit of Bastion Funding IV, LLC, in its capacity as administrative agent	8-K	000-56267	10/14/2022
10.5	Form of Warrant Agreement	8-K	000-56267	10/14/2022
10.6	Lease Agreement by and between McKesson Building, LLC and Sezzle, Inc., dated November 30, 2019	10-12G/A	000-56267	10/25/2021
10.7	First Amendment to Lease Agreement by and between McKesson Building, LLC and Sezzle, Inc., dated December 16, 2021	10-K	000-56267	3/30/2022
10.8	Form of Indemnification Agreement	8-K	000-56267	2/28/2022
10.9	Form of Director Agreement	10-12G/A	000-56267	10/25/2021
10.10	Employment Agreement between Sezzle Inc. and Charles Youakim, dated June 20, 2019 #	10-12G/A	000-56267	10/25/2021
10.11	Employment Agreement between Sezzle Inc. and Paul Paradis, dated June 20, 2019 #	10-12G/A	000-56267	10/25/2021
10.12	Employment Agreement between Sezzle Inc. and Karen Hartje, dated June 20, 2019 #	10-12G/A	000-56267	10/25/2021
10.13	Sezzle 2016 Employee Stock Option Plan #	10-12G/A	000-56267	10/25/2021
10.14	Sezzle 2019 Equity Incentive Plan #	10-12G	000-56267	4/13/2021
10.15	Sezzle 2021 Equity Incentive Plan #	10-12G/A	000-56267	10/25/2021
10.16	Form of Notice of Option Award #	10-12G	000-56267	4/13/2021
10.17	Form of Notice of RSU Award #	10-12G	000-56267	4/13/2021
10.18	Agreement for B Corporation Certification dated as of March 22, 2021 by and between Sezzle Inc. and B Lab Company	10-12G/A	000-56267	10/25/2021
10.19	Form of Proprietary Information, Inventions, Non-Competition and Non-Solicitation Agreement	10-12G/A	000-56267	10/25/2021
10.20	Common Stock Purchase Agreement, dated December 22, 2017, by and between Sezzle, Inc. and Paul Paradis	10-12G/A	000-56267	10/25/2021
10.21	Common Stock Purchase Agreement, dated October 13, 2016, by and between Sezzle, Inc. and Paul Paradis	10-12G/A	000-56267	10/25/2021
10.22	Common Stock Purchase Agreement, dated May 25, 2016, by and between Sezzle, Inc. and Paul Paradis	10-12G/A	000-56267	10/25/2021
21.1	Subsidiaries of Registrant	10-K	000-56267	2/28/2023
23.1	Consent of Baker Tilly US, LLP, independent registered public accounting firm				X
24.1	Powers of Attorney (see signature page hereto)				X
107	Filing Fee Table				X

#	Indicates a management contract or compensation plan, contract, or arrangement.
**	To be filed by amendment.

ITEM 17. UNDERTAKINGS

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act.

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Minneapolis, state of Minnesota, on March 22, 2023.

Sezzle Inc.

By:	/s/ Charles Youakim
Chief Executive Officer and Chairman

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints Charles Youakim and Karen Hartje, and each of them, as his/her true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution, for him/her and in his/her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his/her substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated below.

Signature	Title	Date

/s/ Charles Youakim	Chief Executive Officer and Chairman	March 22, 2023
Charles Youakim	(Principal Executive Officer)

/s/ Karen Hartje	Chief Financial Officer	March 22, 2023
Karen Hartje	(Principal Financial Officer)

/s/ Justin Krause	SVP of Finance and Financial Controller	March 22, 2023
Justin Krause	(Principal Accounting Officer)

/s/ Paul Paradis	President and Executive Director	March 22, 2023
Paul Paradis

/s/ Paul Lahiff	Non-Executive Director	March 22, 2023
Paul Lahiff

/s/ Kathleen Pierce-Gilmore	Non-Executive Director	March 22, 2023
Kathleen Pierce-Gilmore

/s/ Paul Purcell	Non-Executive Director	March 22, 2023
Paul Purcell